SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Jul 28 2004



BEST AVAILABLE COPY

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Sequoia Residential Funding, Inc.
(Exact Name of Registrant as Specified in Charter)

00001176320
(Registrant CIK Number)

Form 8-K for July 28, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-115296
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mill Valley, State of California, on July 28, 2004

SEQUOIA RESIDENTIAL FUNDING , INC.

By: ______________________________
Name: John Arens
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SEQUOIA RESIDENTIAL FUNDING, INC.

Sequoia Mortgage Trust 2004-7

Computational Materials

$ [1,032,686,000]
(Approximate)

Sequoia Mortgage Trust 2004-7

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

COMPUTATIONAL MATERIALS DISCLAIMER

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell any security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent investigation of the transaction and received all information it required to make its own investment decision, including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would contain material information not contained herein and to which prospective participants are referred. In the event of any such offering, this information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum. No representation or warranty can be given with respect to the accuracy or completeness of the information herein, or that any future offer of securities or transactions would conform to the terms hereof. Morgan Stanley and its affiliates disclaim any and all liability relating to this information.

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussion is necessarily generic and may not be applicable to or complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

Notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, Morgan Stanley and each recipient hereof are deemed to agree that both Morgan Stanley and such recipient (and their respective employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal income tax treatment of the transaction ("tax treatment") and any fact that may be relevant to understanding the tax treatment of the transaction described herein ("tax structure") and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with securities laws (including, where applicable, confidentiality regarding the identity of an issuer of securities or its affiliates, agents and advisors).

The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limited by law or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for such purpose is required. Recipients are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any transaction. Morgan Stanley does not undertake or have any responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Additional information is available upon request.

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules).

Sequoia Mortgage Trust 2004-7

Mortgage Pass-Through Certificates
$1,032,686,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal/Notional Balance (1)	WAL (Yrs) (Call/Mat) (2)	Pymt Window (Mths) (Call/Mat) (2)	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1	$498,829,000	3.89/4.23	1 – 122 / 1 – 359	WAC PT (3)	Senior	AAA/Aaa/AAA
A-2	$252,102,000	3.90/4.24	1 – 122 / 1 – 360	Floater (4)	Senior	AAA/Aaa/AAA
A-3	$251,830,000	3.89/4.23	1 – 122 / 1 – 359	Floater (5)	Senior	AAA/Aaa/AAA
X-A	$503,932,000 (7), (8)	NA	NA	Interest Only	Notional/Senior	AAA/Aaa/AAA
X-B	$29,925,000 (7), (9)		Information Not Provided Hereby		Notional/Senior	AAA/Aaa/AAA
A-R	$100				Residual	AAA/Aaa/AAA
B-1	$18,900,000	6.69/7.42	39 – 122 / 39 – 360	Floater (6)	Subordinate	AA/Aa2/AA
B-2	$11,025,000	6.69/7.42	39 – 122 / 39 – 360	Floater (6)	Subordinate	A/A2/A
B-3	$6,300,000				Subordinate	BBB/Baa2/BBB
B-4	$3,150,000		Information Not Provided Hereby		Subordinate	BB/Ba2/BB
B-5	$2,625,000				Subordinate	B/B2/B
B-6	$5,250,780				Subordinate	NR/NR/NR
Total	$1,050,011,880					

(1) *Distributions on the Class A-1 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 1 Mortgage Loans", as described herein). Distributions on the Class A-2 Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans ("Group 2 Mortgage Loans", as described herein). Distributions on the Class A-3 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 3 Mortgage Loans", as described herein). Distributions on the Subordinate Certificates will be derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows to Call for the Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date at pricing speed of 20% CPR. The WAL and Payment Windows to Maturity for the Class A-1, Class A-2, Class A-3, Class B-1 and Class B-2 Certificates are shown at pricing speed of 20% CPR (as described herein).*

(3) *The Class A-1 Certificates will have an interest rate equal to the weighted average of the net interest rates on the Group 1 Mortgage Loans.*

(4) *The Class A-2 Certificates will initially have an interest rate equal to the least of (i) One-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 2 Net WAC Cap (as described herein) and (iii) 11.50%.*

(5) *The Class A-3 Certificates will initially have an interest rate equal to the least of (i) Six-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 3 Net WAC Cap (as described herein) and (iii) 11.50%. In the case of the Class A-3 Certificates, Six-Month LIBOR will reset every 6 months beginning with the Distribution Date in August 2004.*

(6) *The Class B-1 and Class B-2 Certificates will initially have an interest rate equal to the least of (i) one-month LIBOR plus [ ] bps (which margin is multiplied by [1.5] on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Subordinate Net WAC and (iii) 11.50%.*

(7) *Balances shown with respect to the Class X-A and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.*

(8) *The balance shown is the combined initial notional amount of the two components that make up the Class X-A certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-A Certificates as described in the Prospectus Supplement.*

(9) *The balance shown is the sum of the initial class principal amounts of the Class B-1 and Class B-2 Certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-B Certificates as described in the Prospectus Supplement.*

Depositor: Sequoia Residential Funding, Inc.

Joint Lead Managers: Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc

Co-Managers: Banc of America Securities LLC, Countrywide Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Master Servicer: Wells Fargo Bank, N.A.

Trustee: HSBC Bank USA.

Custodian: Wells Fargo Bank, N.A.

Rating Agencies: S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 3 of this Preliminary Term Sheet.

Statistical Cut-off Date: June 1, 2004.

Cut-off Date: July 1, 2004.

Pricing Date: On or about July [16], 2004.

Closing Date: On or about July 29, 2004.

Distribution Dates: The 20th day of each month (or if not a business day, the next succeeding business day), commencing in August 2004.

Certificates: The "Senior Certificates" will consist of the Class A-1, Class A-2, Class A-3 (together, the "Class A Certificates"), the Class X-A and Class X-B (together, the "Class X Certificates") and Class A-R Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates".

Offered Certificates: Only the Class A-1, Class A-2, Class A-3, Class X-A, Class X-B, Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Publicly Offered Certificates") are being offered publicly. The Class A-1, Class A-2, Class A-3, Class X-A, Class B-1 and Class B-2 Certificates are being offered hereby.

Accrued Interest: The Class A-1 and Class X-A Certificates will settle with accrued interest. The Class A-2, Class A-3, Class B-1 and Class B-2 Certificates will settle flat.

Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Class A-2, Class A-3, Class B-1 and Class B-2 Certificates for each Distribution Date will be the period beginning on the 20th day of the month prior to such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month of such Distribution Date on a 30/360 basis. The interest accrual period for the Class A-1 and Class X-A Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Registration: The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.

Federal Tax Treatment: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates (other than the Class A-R Certificates) and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of 3 groups of approximately 2,974 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $1,050,011,881 aggregate principal balance of Mortgage Loans as the Statistical Cut-off Date. Approximately 16.96% and 83.04% of the Mortgage Loans are one-month LIBOR indexed and six-month LIBOR indexed Mortgage Loans, respectively.

Group 1 Mortgage Loans: As the Statistical Cut-off Date, the Group 1 Mortgage Loans have an aggregate principal balance of approximately $522,333,927, which equals approximately 49.75% of the Mortgage Loans.

All of the Group 1 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 2 Mortgage Loans: As of the Statistical Cut-off Date, the Group 2 Mortgage Loans have an aggregate principal balance of approximately $263,980,981, which equals approximately 25.14% of the Mortgage Loans.

Approximately 67.45% and 32.55% of the Group 2 Mortgage Loans are one-month and six-month LIBOR indexed Mortgage Loans, respectively. The Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 3 Mortgage Loans: As of the Statistical Cut-off Date, the Group 3 Mortgage Loans have an aggregate principal balance of approximately $263,696,973, which equals approximately 25.11% of the Mortgage Loans

All of the Group 3 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 3 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group Subordinate Amount: For any Distribution Date and for each Group, the excess of the aggregate of the principal balances of the Mortgage Loans in such Group at the beginning of the related collection period over the Principal Balance of the related Class A Certificates immediately before such Distribution Date.

Delay Days: The Class A-1 and Class X-A Certificates will have 19 delay days. The Class A-2, Class A-3, Class B-1 and Class B-2 Certificates will have 0 delay days.

Net WAC Caps: In the case of the Class A-2 Certificates, the "Group 2 Net WAC Cap" is equal to the weighted average of the net mortgage rates of the Group 2 Mortgage Loans; in the case of the Class A-3 Certificates, the "Group 3 Net WAC Cap" is equal to the weighted average of the net mortgage rates of the Group 3 Mortgage Loans; and in the case of the Class B-1 and Class B-2 Certificates, the "Subordinate Net WAC Cap" is equal to the weighted average of the net mortgage rates for the Mortgage Loans in all Groups, weighted on the basis of the relative Group Subordinate Amount for each Group.

The Class A-2, Class B-1 and Class B-2 Certificates will have a coupon equal to the least of (i) one-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

The Class A-3 Certificates will have a coupon equal to the least of (i) the six-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A-2 or Class A-3 Certificates is subject to the Group 2 Net Wac Cap or the Group 3 Net WAC Cap, as applicable, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.
If on any Distribution Date, the Certificate Interest Rate of the Class B-1 or Class B-2 Certificates is subject to the Subordinate Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the Subordinate Net WAC Cap) over (ii) the amount of interest received on such Certificates based on the Subordinate Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Subordinate Net WAC Cap) (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.

Reserve Fund: As of the Closing Date, the "Reserve Fund" will be established on behalf of the Class A-2, Class A-3, Class B-1 and Class B-2 Certificates (together, the "LIBOR Certificates"). The Reserve Fund will be funded with any excess interest available as described in "Certificates Priority of Distributions" herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Moody's/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/Aaa/AAA	95.50%	4.50%
Class B-1	AA/Aa2/AA	1.80%	2.70%
Class B-2	A/A2/A	1.05%	1.65%

*Preliminary and subject to revision.

Shifting Interest:

Until the first Distribution Date occurring on or after August 2014, the Subordinate Certificates will be locked out from receipt of all scheduled and unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of principal prepayments. There is no scheduled principal due on certain of the Mortgage Loans for the first five years and for other Mortgage Loans for the first ten years following origination.

The prepayment percentages on the Subordinate Certificates are as follows:

August 2004 – July 2014	0% Pro Rata Share
August 2014 – July 2015	30% Pro Rata Share
August 2015 – July 2016	40% Pro Rata Share
August 2016 – July 2017	60% Pro Rata Share
August 2017 – July 2018	80% Pro Rata Share
August 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates reaches twice the initial subordination, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has reached twice the initial subordination prior to the Distribution Date in August 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage for a group (aggregate principal balance of the related class of Class A Certificates, divided by the aggregate principal balance of the Mortgage Loans in that group) exceeds the initial senior percentage for such group (aggregate principal balance of the related Class of Class A Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans in that group as of the Cut-off date), the related class of Class A Certificates will receive all principal prepayments from the Mortgage Loans in that group regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the related Class A Certificates, pro rata, in reduction of their respective certificate principal balances.

Certificates' Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A and Class A-R Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any Net WAC Shortfall amount for such Distribution Date with respect to each of the LIBOR Certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Concurrently to the Class A Certificates:
   Class A-1, Class A-2, Class A-3 Certificates, generally based on principal collected on the related Mortgage Loans, until their respective class principal amounts are reduced to zero.*
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A-2 Class A-3 Certificates, the related Net WAC Shortfall amount, from the Reserve Fund.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certificates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

** In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated Mortgage Loan group, to the extent not received from the related Mortgage Loan group.*

Group 2 Net WAC Cap Schedule for Class A-2
Group 3 Net WAC Cap Schedule for Class A-3
Subordinate Net WAC Cap Schedule for Class B-1 and Class B-2

Assumptions:
20% CPR
Hard Cap: 11.50%
To Call
1 Month LIBOR: 20%
6 Month LIBOR: 20%

The Group 2 Net WAC Cap, Group 3 Net WAC Cap, and Subordinate Net WAC Cap are calculated using the above noted assumptions.

Distribution Period	Group 2 Net WAC Cap	Group 3 Net WAC Cap	Subordinate Net WAC Cap
1	2.81%	2.88%	2.88%
2	8.99%	2.88%	4.43%
3	8.99%	2.88%	4.43%
4	8.99%	2.88%	4.43%
5	8.99%	2.89%	4.47%
6	8.99%	9.91%	9.83%
7 and after	11.50%	11.50%	11.50%

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

BALANCE	$1,050,011,881		
NUMBER OF LOANS	2,974		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$353,064	$50,000	$3,889,700
AVG ORIGINAL BALANCE	$353,155	$50,000	$3,889,700
WAVG LOAN RATE	3.262%	2.125%	5.375%
WAVG EXPENSE FEE(1)	0.384%	0.381%	1.506%
WAVG NET LOAN RATE	2.878%	1.745%	4.995%
WAVG GROSS MARGIN	1.821%	1.000%	3.625%
WAVG MAXIMUM LOAN RATE	12.007%	9.375%	16.125%
WAVG ORIGINAL LTV	70.51%	9.21%	100.00%
WAVG EFFECTIVE LTV(2)	69.83%	9.21%	95.00%
WAVG CREDIT SCORE	731	576	839
WAVG ORIGINAL TERM	344 months	300 months	360 months
WAVG REMAINING TERM	343 months	272 months	360 months
WAVG SEASONING	0 month	0 month	28 months
WAVG NEXT RATE RESET	5 months	1 month	6 months
WAVG RATE ADJ FREQ	5 months	1 month	6 months
WAVG FIRST RATE ADJ FREQ	5 months	1 month	6 months
WAVG IO ORIGINAL TERM (3)	105 months	60 months	120 months
WAVG IO REMAINING TERM (3)	105 months	46 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.68%),FL(9.26%),AZ(5.51%),CO(3.82%),VA(3.78%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92130(0.78%)		
FIRST PAY DATE		03/01/02	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		02/01/27	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the *Statistical Cut-off Date*	% of Aggregate Principal Balance Outstanding as of the *Statistical Cut-off Date*
1 M LIBOR	442	$178,057,655.85	16.96%
6 M LIBOR	2,532	871,954,224.79	83.04
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	2,974	$1,050,011,880.64	100.00%
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	168	$13,792,972.67	1.31%
100,000.01 to 200,000.00	851	129,540,725.94	12.34
200,000.01 to 300,000.00	646	161,395,735.63	15.37
300,000.01 to 400,000.00	465	163,572,327.97	15.58
400,000.01 to 500,000.00	299	135,978,635.43	12.95
500,000.01 to 600,000.00	165	91,176,070.97	8.68
600,000.01 to 700,000.00	120	77,598,507.97	7.39
700,000.01 to 800,000.00	75	56,604,946.29	5.39
800,000.01 to 900,000.00	43	36,566,840.98	3.48
900,000.01 to 1,000,000.00	61	59,435,497.98	5.66
1,000,000.01 to 1,100,000.00	9	9,473,491.67	0.90
1,100,000.01 to 1,200,000.00	9	10,464,050.00	1.00
1,200,000.01 to 1,300,000.00	9	11,322,650.00	1.08
1,300,000.01 to 1,400,000.00	12	16,351,500.00	1.56
1,400,000.01 to 1,500,000.00	9	13,296,841.00	1.27
1,500,000.01 to 1,600,000.00	5	7,836,500.00	0.75
1,600,000.01 to 1,700,000.00	4	6,693,589.65	0.64
1,700,000.01 to 1,800,000.00	7	12,280,312.50	1.17
1,800,000.01 to 1,900,000.00	3	5,486,000.00	0.52
1,900,000.01 to 2,000,000.00	11	21,754,984.00	2.07
2,400,000.01 to 2,500,000.00	1	2,500,000.00	0.24
2,900,000.01 to 3,000,000.00	1	3,000,000.00	0.29
3,000,000.01 >=	1	3,889,700.00	0.37
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.001 to 2.250	2	$1,270,000.00	0.12%
2.251 to 2.500	78	31,548,541.67	3.00
2.501 to 2.750	244	97,356,628.87	9.27
2.751 to 3.000	439	157,153,863.63	14.97
3.001 to 3.250	787	282,101,754.05	26.87
3.251 to 3.500	826	273,547,580.86	26.05
3.501 to 3.750	343	125,150,186.58	11.92
3.751 to 4.000	213	70,850,001.98	6.75
4.001 to 4.250	33	9,485,529.00	0.90
4.251 to 4.500	2	721,719.00	0.07
4.501 to 4.750	4	455,075.00	0.04
4.751 to 5.000	2	235,000.00	0.02
5.251 to 5.500	1	136,000.00	0.01
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.000	1	$270,000.00	0.03%
1.250	50	15,703,450.00	1.50
1.375	197	71,494,251.67	6.81
1.500	366	139,936,014.80	13.33
1.625	394	137,012,016.61	13.05
1.750	465	159,220,291.36	15.16
1.850	1	336,000.00	0.03
1.875	480	164,073,742.96	15.63
2.000	391	147,693,138.24	14.07
2.125	258	88,893,021.10	8.47
2.250	259	91,337,860.91	8.70
2.375	34	10,914,209.99	1.04
2.500	67	21,028,539.00	2.00
2.625	2	405,920.00	0.04
2.750	1	179,550.00	0.02
2.875	1	499,799.00	0.05
3.125	2	246,300.00	0.02
3.375	2	208,775.00	0.02
3.500	2	435,500.00	0.04
3.625	1	123,500.00	0.01
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	649	$284,255,147.97	27.07%
360	2,325	765,756,732.67	72.93
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
271 to 276	1	$121,895.01	0.01%
283 to 288	1	65,991.37	0.01
289 to 294	1	790,314.30	0.08
295 to 300	646	283,276,947.29	26.98
343 to 348	6	2,451,300.00	0.23
349 to 354	54	17,053,863.41	1.62
355 to 360	2,265	746,251,569.26	71.07
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

IO REMAINING TERM (Months)[1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
43 to 48	6	$2,451,300.00	0.23%
49 to 54	53	16,872,871.72	1.61
55 to 60	688	235,577,236.77	22.44
91 to 96	1	121,895.01	0.01
103 to 108	1	65,991.37	0.01
109 to 114	2	971,305.99	0.09
115 to 120	2,223	793,951,279.78	75.61
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

[1] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	2,176	$830,916,633.80	79.13%
36	798	219,095,246.84	20.87
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004-07	142	$59,322,960.83	5.65%
2004-08	332	127,748,346.45	12.17
2004-09	25	6,860,458.51	0.65
2004-10	29	10,132,836.29	0.97
2004-11	109	39,964,742.29	3.81
2004-12	1,042	341,976,428.31	32.57
2005-01	1,295	464,006,107.98	44.19
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.03%
10.01 to 20.00	7	1,478,596.88	0.14
20.01 to 30.00	40	12,606,016.16	1.20
30.01 to 40.00	75	25,819,309.95	2.46
40.01 to 50.00	132	46,642,425.18	4.44
50.01 to 60.00	269	110,219,223.10	10.50
60.01 to 70.00	556	235,994,742.78	22.48
70.01 to 75.00	476	172,500,027.78	16.43
75.01 to 80.00	1,235	394,574,602.36	37.58
80.01 to 85.00	20	4,453,987.00	0.42
85.01 to 90.00	59	13,927,290.47	1.33
90.01 to 95.00	73	13,150,654.98	1.25
95.01 to 100.00	31	18,295,004.00	1.74
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.03%
10.01 to 20.00	7	1,478,596.88	0.14
20.01 to 30.00	41	12,760,016.16	1.22
30.01 to 40.00	75	25,819,309.95	2.46
40.01 to 50.00	135	51,542,925.18	4.91
50.01 to 60.00	275	114,768,363.10	10.93
60.01 to 70.00	581	246,934,906.78	23.52
70.01 to 75.00	476	172,500,027.78	16.43
75.01 to 80.00	1,232	392,975,802.36	37.43
80.01 to 85.00	20	4,453,987.00	0.42
85.01 to 90.00	58	13,277,290.47	1.26
90.01 to 95.00	73	13,150,654.98	1.25
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.


Page 20 of 150

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	2	$428,500.00	0.04%
560 to 579	1	154,000.00	0.01
580 to 659	2	340,654.84	0.03
600 to 619	6	3,453,091.37	0.33
620 to 639	35	11,046,263.00	1.05
640 to 659	114	37,771,208.88	3.60
660 to 679	265	93,878,131.51	8.94
680 to 699	380	132,154,044.51	12.59
700 to 719	424	145,627,150.75	13.87
720 to 739	407	141,210,833.87	13.45
740 to 759	439	164,813,776.10	15.70
760 to 779	421	153,513,094.51	14.62
780 to 799	349	126,673,114.14	12.06
800 to 819	126	38,385,717.15	3.66
820 to 839	3	562,300.00	0.05
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	2,974	$1,050,011,880.64	100.00%
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full Documentation	1,789	$539,633,673.87	51.39%
Limited Documentation	726	315,155,628.79	30.01
Alternative Documentation	217	100,963,709.65	9.62
Lite Documentation	231	90,548,593.33	8.62
No Ratio	11	3,710,275.00	0.35
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	2,663	$934,531,278.62	89.00%
Second Home	247	99,008,662.99	9.43
Investment	64	16,471,939.03	1.57
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	1,804	$641,148,483.59	61.06%
Planned Unit Development	866	314,184,667.37	29.92
Condominium	277	84,860,138.86	8.08
Two-to-Four Family	20	7,273,090.82	0.69
Cooperative	5	1,833,500.00	0.17
Townhouse	2	712,000.00	0.07
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	1,090	$455,628,632.42	43.39%
Rate/Term Refinance	1,041	304,043,694.00	28.96
Cash Out Refinance	843	290,339,554.22	27.65
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	10	$3,201,900.00	0.30%
Alaska	3	694,456.00	0.07
Arizona	226	57,803,615.86	5.51
Arkansas	3	779,900.00	0.07
California	708	343,173,164.86	32.68
Colorado	144	40,093,406.57	3.82
Connecticut	19	10,158,550.00	0.97
Delaware	4	2,543,000.00	0.24
District of Columbia	6	3,780,400.00	0.36
Florida	277	97,225,679.15	9.26
Georgia	140	37,226,390.84	3.55
Hawaii	11	6,263,335.00	0.60
Idaho	5	1,397,700.00	0.13
Illinois	85	33,466,940.28	3.19
Indiana	11	2,521,300.00	0.24
Kansas	12	2,874,841.83	0.27
Kentucky	8	1,504,310.00	0.14
Louisiana	12	3,388,798.00	0.32
Maine	4	2,408,600.00	0.23
Maryland	78	30,550,717.82	2.91
Massachusetts	46	19,972,478.93	1.90
Michigan	60	19,270,814.79	1.84
Minnesota	35	10,499,546.85	1.00
Missouri	8	1,841,450.00	0.18
Montana	4	515,999.99	0.05
Nebraska	2	399,400.00	0.04
Nevada	81	30,734,559.89	2.93
New Hampshire	4	1,097,600.00	0.10
New Jersey	72	39,104,285.99	3.72
New Mexico	8	2,026,950.00	0.19
New York	37	20,643,199.99	1.97
North Carolina	108	33,405,554.07	3.18
North Dakota	1	78,600.00	0.01
Ohio	198	33,630,505.61	3.20
Oklahoma	6	1,576,855.00	0.15
Oregon	31	6,001,979.99	0.57
Pennsylvania	46	12,572,359.07	1.20
Rhode Island	6	1,943,400.00	0.19
South Carolina	48	14,518,849.48	1.38
Tennessee	18	4,441,320.00	0.42
Texas	107	28,004,807.00	2.67
Utah	48	10,920,864.98	1.04
Virginia	117	39,742,707.97	3.78
Washington	104	32,975,045.82	3.14
West Virginia	3	463,800.00	0.04
Wisconsin	7	1,913,520.00	0.18
Wyoming	3	658,419.00	0.06
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$522,333,927		
NUMBER OF LOANS	1,494		
AVG CURRENT BALANCE	$349,621	$50,000	$2,000,000
AVG ORIGINAL BALANCE	$349,793	$50,000	$2,000,000
WAVG LOAN RATE	3.296%	2.375%	3.750%
WAVG EXPENSE FEE[(1)]	0.383%	0.381%	1.506%
WAVG NET LOAN RATE	2.913%	1.745%	3.370%
WAVG GROSS MARGIN	1.815%	1.250%	2.625%
WAVG MAXIMUM LOAN RATE	12.010%	12.000%	15.625%
WAVG ORIGINAL LTV	70.30%	16.17%	100.00%
WAVG EFFECTIVE LTV[(2)]	70.01%	16.17%	95.00%
WAVG CREDIT SCORE	731	607	839
WAVG ORIGINAL TERM	345 months	300 months	360 months
WAVG REMAINING TERM	345 months	272 months	360 months
WAVG SEASONING	0 month	0 month	28 months
WAVG NEXT RATE RESET	6 months	1 month	6 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGINAL TERM [(3)]	103 months	60 months	120 months
WAVG IO REMAINING TERM [(3)]	102 months	49 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.23%),FL(8.25%),AZ(5.80%),GA(4.25%),VA(4.12%)		
MAXIMUM ZIP CODE CONCENTRATION($)	94022(0.89%)		
FIRST PAY DATE		03/01/02	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		02/01/27	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans

As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
6 M LIBOR	1,494	$522,333,927.11	100.00%
Total:	**1,494**	**$522,333,927.11**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	1,494	$522,333,927.11	100.00%
Total:	**1,494**	**$522,333,927.11**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	90	$7,497,441.70	1.44%
100,000.01 to 200,000.00	420	63,659,912.43	12.19
200,000.01 to 300,000.00	315	78,624,002.81	15.05
300,000.01 to 400,000.00	240	84,597,882.17	16.20
400,000.01 to 500,000.00	156	70,692,367.09	13.53
500,000.01 to 600,000.00	87	48,093,370.81	9.21
600,000.01 to 700,000.00	58	37,597,332.99	7.20
700,000.01 to 800,000.00	40	30,012,449.99	5.75
800,000.01 to 900,000.00	23	19,502,340.98	3.73
900,000.01 to 1,000,000.00	28	27,438,749.00	5.25
1,000,000.01 to 1,100,000.00	4	4,158,000.00	0.80
1,100,000.01 to 1,200,000.00	3	3,485,700.00	0.67
1,200,000.01 to 1,300,000.00	6	7,537,150.00	1.44
1,300,000.01 to 1,400,000.00	7	9,551,000.00	1.83
1,400,000.01 to 1,500,000.00	3	4,366,841.00	0.84
1,500,000.01 to 1,600,000.00	2	3,112,500.00	0.60
1,600,000.01 to 1,700,000.00	2	3,369,339.65	0.65
1,700,000.01 to 1,800,000.00	3	5,269,312.50	1.01
1,800,000.01 to 1,900,000.00	1	1,860,000.00	0.36
1,900,000.01 to 2,000,000.00	6	11,908,234.00	2.28
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.251 to 2.500	6	$2,700,500.00	0.52%
2.501 to 2.750	49	19,955,619.00	3.82
2.751 to 3.000	201	71,966,173.14	13.78
3.001 to 3.250	503	174,513,834.15	33.41
3.251 to 3.500	483	163,442,323.83	31.29
3.501 to 3.750	252	89,755,476.98	17.18
Total:	**1,494**	**$522,333,927.11**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.250	20	$5,475,800.00	1.05%
1.375	53	17,596,830.00	3.37
1.500	186	69,574,142.90	13.32
1.625	232	78,337,795.86	15.00
1.750	251	88,893,702.48	17.02
1.850	1	336,000.00	0.06
1.875	269	91,643,960.49	17.55
2.000	229	83,392,543.26	15.97
2.125	154	53,702,726.18	10.28
2.250	80	26,639,450.95	5.10
2.375	10	4,154,599.99	0.80
2.500	8	2,402,375.00	0.46
2.625	1	184,000.00	0.04
Total:	**1,494**	**$522,333,927.11**	**100.00%**

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	297	$129,154,105.19	24.73%
360	1,197	393,179,821.92	75.27
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
271 - 276	1	$121,895.01	0.02%
283 – 288	1	65,991.37	0.01
295 – 300	295	128,966,218.81	24.69
349 - 354	34	11,296,863.41	2.16
355 - 360	1,163	381,882,958.50	73.11
Total:	**1,494**	**$522,333,927.11**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
49 to 54	33	11,115,871.72	2.13%
55 to 60	411	139,973,724.31	26.80
91 to 96	1	121,895.01	0.02
103 to 108	1	65,991.37	0.01
109 to 114	1	180,991.69	0.03
115 to 120	1,047	370,875,453.00	71.00
Total:	**1,494**	**$522,333,927.11**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	1,075	$409,134,194.57	78.33%
36	419	113,199,732.54	21.67
Total:	**1,494**	**$522,333,927.11**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004 - 07	13	$2,859,635.98	0.55%
2004 - 08	11	3,351,965.85	0.64
2004 - 09	14	3,764,076.11	0.72
2004 - 10	13	3,122,636.29	0.60
2004 - 11	70	28,255,357.38	5.41
2004 - 12	631	204,106,989.91	39.08
2005 - 01	742	276,873,265.58	53.01
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	3	$709,796.88	0.14%
20.01 to 30.00	19	5,542,299.99	1.06
30.01 to 40.00	39	13,628,499.98	2.61
40.01 to 50.00	59	19,874,030.35	3.80
50.01 to 60.00	146	59,488,755.98	11.39
60.01 to 70.00	301	123,529,602.34	23.65
70.01 to 75.00	237	88,072,561.27	16.86
75.01 to 80.00	597	189,175,843.86	36.22
80.01 to 85.00	8	1,630,551.00	0.31
85.01 to 90.00	35	8,689,402.47	1.66
90.01 to 95.00	40	8,128,342.98	1.56
95.01 to 100.00	10	3,864,240.00	0.74
Total:	**1,494**	**$522,333,927.11**	**100.00%**

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	3	$709,796.88	0.14%
20.01 to 30.00	19	5,542,299.99	1.06
30.01 to 40.00	39	13,628,499.98	2.61
40.01 to 50.00	59	19,874,030.35	3.80
50.01 to 60.00	149	60,956,895.98	11.67
60.01 to 70.00	310	127,163,702.34	24.35
70.01 to 75.00	237	88,072,561.27	16.86
75.01 to 80.00	596	188,587,843.86	36.10
80.01 to 85.00	8	1,630,551.00	0.31
85.01 to 90.00	34	8,039,402.47	1.54
90.01 to 95.00	40	8,128,342.98	1.56
Total:	**1,494**	**$522,333,927.11**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
600 to 619	3	$1,096,591.37	0.21%
620 to 639	10	3,597,920.00	0.69
640 to 659	50	14,966,330.03	2.87
660 to 679	135	48,883,361.55	9.36
680 to 699	185	68,881,512.46	13.19
700 to 719	230	75,638,602.37	14.48
720 to 739	213	72,818,925.27	13.94
740 to 759	230	87,027,712.03	16.66
760 to 779	199	68,574,177.27	13.13
780 to 799	180	65,124,397.91	12.47
800 to 819	58	15,555,596.85	2.98
820 to 839	1	168,800.00	0.03
Total:	**1,494**	**$522,333,927.11**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	1,494	$522,333,927.11	100.00%
Total:	**1,494**	**$522,333,927.11**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	962	$293,870,548.87	56.26%
Limited	355	157,945,320.00	30.24
Alternative	77	35,111,848.33	6.72
Lite	94	33,742,934.90	6.46
NR	6	1,663,275.00	0.32
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	1,350	$469,849,533.76	89.95%
Second Home	115	46,238,395.99	8.85
Investment	29	6,245,997.36	1.20
Total:	**1,494**	**$522,333,927.11**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	896	$313,601,834.45	60.04%
PUD	452	161,699,471.30	30.96
Condo	132	42,055,821.36	8.05
2-4 Family	12	4,264,800.00	0.82
Townhouse	2	712,000.00	0.14
Total:	**1,494**	**$522,333,927.11**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	535	$229,898,218.35	44.01%
Rate/Term Refinance	549	161,712,581.91	30.96
Cash Out Refinance	410	130,723,126.85	25.03
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	8	$2,609,000.00	0.50%
Arizona	117	30,313,190.91	5.80
Arkansas	1	499,500.00	0.10
California	354	168,370,522.39	32.23
Colorado	75	18,204,673.08	3.49
Connecticut	11	7,410,850.00	1.42
Delaware	2	1,153,000.00	0.22
District of Columbia	4	2,478,000.00	0.47
Florida	129	43,082,908.88	8.25
Georgia	80	22,178,839.84	4.25
Hawaii	6	3,954,835.00	0.76
Idaho	3	1,032,400.00	0.20
Illinois	49	19,558,569.28	3.74
Indiana	6	1,402,700.00	0.27
Kansas	5	1,526,191.83	0.29
Kentucky	3	527,500.00	0.10
Louisiana	7	2,268,798.00	0.43
Maine	4	2,408,600.00	0.46
Maryland	37	14,010,854.25	2.68
Massachusetts	21	8,610,204.93	1.65
Michigan	18	5,434,470.00	1.04
Minnesota	15	3,932,399.99	0.75
Missouri	4	1,010,800.00	0.19
Montana	1	133,000.00	0.03
Nebraska	1	99,400.00	0.02
Nevada	45	17,316,409.99	3.32
New Hampshire	3	795,600.00	0.15
New Jersey	37	19,681,285.99	3.77
New Mexico	1	1,365,000.00	0.26
New York	12	7,192,800.00	1.38
North Carolina	62	18,405,696.68	3.52
Ohio	95	15,875,608.64	3.04
Oklahoma	5	1,361,855.00	0.26
Oregon	15	3,089,200.00	0.59
Pennsylvania	20	5,255,249.99	1.01
Rhode Island	3	771,400.00	0.15
South Carolina	25	6,089,214.48	1.17
Tennessee	8	1,907,120.00	0.37
Texas	55	14,980,867.00	2.87
Utah	27	5,965,479.98	1.14
Virginia	61	21,519,539.97	4.12
Washington	53	17,298,370.98	3.31
West Virginia	1	176,000.00	0.03
Wisconsin	4	912,020.00	0.17
Wyoming	1	164,000.00	0.03
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$263,980,981		
NUMBER OF LOANS	708		
AVG CURRENT BALANCE	$372,854	$50,000	$3,889,700
AVG ORIGINAL BALANCE	$372,872	$50,000	$3,889,700
WAVG LOAN RATE	3.193%	2.125%	5.375%
WAVG EXPENSE FEE[1]	0.388%	0.381%	1.506%
WAVG NET LOAN RATE	2.806%	1.745%	4.995%
WAVG GROSS MARGIN	1.859%	1.000%	3.625%
WAVG MAXIMUM LOAN RATE	12.009%	9.875%	16.125%
WAVG ORIGINAL LTV	70.65%	9.21%	100.00%
WAVG EFFECTIVE LTV[2]	69.18%	9.21%	95.00%
WAVG CREDIT SCORE	728	587	821
WAVG ORIGINAL TERM	342 months	300 months	360 months
WAVG REMAINING TERM	342 months	295 months	360 months
WAVG SEASONING	0 month	0 month	14 months
WAVG NEXT RATE RESET	3 months	1 month	6 months
WAVG RATE ADJ FREQ	3 months	1 month	6 months
WAVG FIRST RATE ADJ FREQ	3 months	1 month	6 months
WAVG IO ORIGINAL TERM [3]	113 months	60 months	120 months
WAVG IO REMAINING TERM [3]	113 months	46 months	120 months
TOP STATE CONCENTRATIONS($)	CA(33.85%),FL(10.58%),AZ(5.65%),NJ(4.68%)		
MAXIMUM ZIP CODE CONCENTRATION($)	95070(1.91%)		
FIRST PAY DATE		05/01/03	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		01/01/29	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1 M LIBOR	442	$178,057,655.85	67.45%
6 M LIBOR	266	85,923,324.97	32.55
Total:	**708**	**$263,980,980.82**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	708	$263,980,980.82	100.00%
Total:	**708**	**$263,980,980.82**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	30	$2,437,135.00	0.92%
100,000.01 to 200,000.00	203	30,791,899.74	11.66
200,000.01 to 300,000.00	149	37,062,253.85	14.04
300,000.01 to 400,000.00	109	38,254,304.23	14.49
400,000.01 to 500,000.00	80	36,224,109.36	13.72
500,000.01 to 600,000.00	36	19,793,834.99	7.50
600,000.01 to 700,000.00	31	19,878,124.99	7.53
700,000.01 to 800,000.00	17	12,651,177.00	4.79
800,000.01 to 900,000.00	11	9,401,000.00	3.56
900,000.01 to 1,000,000.00	19	18,507,149.99	7.01
1,000,000.01 to 1,100,000.00	4	4,253,891.67	1.61
1,100,000.01 to 1,200,000.00	3	3,464,400.00	1.31
1,200,000.01 to 1,300,000.00	1	1,235,500.00	0.47
1,300,000.01 to 1,400,000.00	2	2,680,500.00	1.02
1,400,000.01 to 1,500,000.00	2	3,000,000.00	1.14
1,600,000.01 to 1,700,000.00	1	1,699,250.00	0.64
1,700,000.01 to 1,800,000.00	1	1,704,000.00	0.65
1,800,000.01 to 1,900,000.00	2	3,626,000.00	1.37
1,900,000.01 to 2,000,000.00	4	7,926,750.00	3.00
2,400,000.01 to 2,500,000.00	1	2,500,000.00	0.95
2,900,000.01 to 3,000,000.00	1	3,000,000.00	1.14
3,000,000.01 >=	1	3,889,700.00	1.47
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.001 to 2.250	1	$270,000.00	0.10%
2.251 to 2.500	66	27,342,441.67	10.36
2.501 to 2.750	159	63,881,209.87	24.20
2.751 to 3.000	122	45,533,878.10	17.25
3.001 to 3.250	60	28,622,426.21	10.84
3.251 to 3.500	31	10,941,700.00	4.14
3.501 to 3.750	14	5,506,000.00	2.09
3.751 to 4.000	213	70,850,001.98	26.84
4.001 to 4.250	33	9,485,529.00	3.59
4.251 to 4.500	2	721,719.00	0.27
4.501 to 4.750	4	455,075.00	0.17
4.751 to 5.000	2	235,000.00	0.09
5.251 to 5.500	1	136,000.00	0.05
Total:	**708**	**$263,980,980.82**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.000	1	$270,000.00	0.10%
1.250	19	7,210,950.00	2.73
1.375	122	47,257,971.67	17.90
1.500	69	29,316,079.90	11.11
1.625	37	14,878,349.98	5.64
1.750	74	26,215,318.24	9.93
1.875	49	19,900,784.86	7.54
2.000	65	28,102,005.21	10.65
2.125	43	14,800,032.00	5.61
2.250	139	50,872,370.98	19.27
2.375	24	6,759,610.00	2.56
2.500	57	16,806,164.00	6.37
2.625	1	221,920.00	0.08
2.750	1	179,550.00	0.07
2.875	1	499,799.00	0.19
3.125	2	246,300.00	0.09
3.375	2	208,775.00	0.08
3.500	1	111,500.00	0.04
3.625	1	123,500.00	0.05
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	178	$80,526,086.43	30.50%
360	530	183,454,894.39	69.50
Total:	**708**	**$263,980,980.82**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
295 to 300	178	80,526,086.43	30.50%
343 to 348	1	807,000.00	0.31
349 to 354	3	1,772,000.00	0.67
355 to 360	526	180,875,894.39	68.52
Total:	**708**	**$263,980,980.82**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
43 to 48	1	$807,000.00	0.31%
49 to 54	3	1,772,000.00	0.67
55 to 60	74	28,765,600.00	10.90
115 to 120	630	232,636,380.83	88.13
Total:	**708**	**$263,980,980.82**	**100.00%**

[1] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	566	$214,652,430.86	81.31%
36	142	49,328,549.96	18.69
Total:	**708**	**$263,980,980.82**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004-07	127	$56,036,324.85	21.23%
2004-08	315	122,021,331.00	46.22
2004-10	1	123,500.00	0.05
2004-11	5	666,825.00	0.25
2004-12	88	27,423,843.97	10.39
2005-01	172	57,709,156.00	21.86
Total:	**708**	**$263,980,980.82**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.13%
10.01 to 20.00	2	221,800.00	0.08
20.01 to 30.00	9	3,751,200.00	1.42
30.01 to 40.00	17	6,756,499.99	2.56
40.01 to 50.00	34	14,458,744.84	5.48
50.01 to 60.00	56	23,874,006.07	9.04
60.01 to 70.00	133	61,447,714.46	23.28
70.01 to 75.00	105	40,992,808.26	15.53
75.01 to 80.00	301	95,074,006.21	36.02
80.01 to 85.00	5	1,225,000.00	0.46
85.01 to 90.00	10	2,403,099.00	0.91
90.01 to 95.00	22	3,370,907.00	1.28
95.01 to 100.00	13	10,055,195.00	3.81
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.13%
10.01 to 20.00	2	221,800.00	0.08
20.01 to 30.00	9	3,751,200.00	1.42
30.01 to 40.00	17	6,756,499.99	2.56
40.01 to 50.00	36	18,580,444.84	7.04
50.01 to 60.00	58	25,156,006.07	9.53
60.01 to 70.00	143	66,331,209.46	25.13
70.01 to 75.00	105	40,992,808.26	15.53
75.01 to 80.00	300	94,842,006.21	35.93
80.01 to 85.00	5	1,225,000.00	0.46
85.01 to 90.00	10	2,403,099.00	0.91
90.01 to 95.00	22	3,370,907.00	1.28
Total:	**708**	**$263,980,980.82**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	1	$280,000.00	0.11%
580 to 659	1	220,654.84	0.08
600 to 619	3	2,356,500.00	0.89
620 to 639	17	5,297,244.00	2.01
640 to 659	29	12,530,538.86	4.75
660 to 679	65	24,723,385.00	9.37
680 to 699	89	28,884,614.99	10.94
700 to 719	96	35,913,477.61	13.60
720 to 739	95	38,421,863.23	14.55
740 to 759	98	34,396,968.55	13.03
760 to 779	103	38,939,341.49	14.75
780 to 799	81	32,716,842.26	12.39
800 to 819	29	9,179,550.00	3.48
820 to 839	1	120,000.00	0.05
Total:	**708**	**$263,980,980.82**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	708	$263,980,980.82	100.00%
Total:	**708**	**$263,980,980.82**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	353	$102,785,116.91	38.94%
Limited	186	83,283,194.96	31.55
Alternative	84	38,731,050.32	14.67
Lite	82	38,334,618.63	14.52
NR	3	847,000.00	0.32
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	613	$228,231,365.44	86.46%
Second Home	72	29,414,114.71	11.14
Investment	23	6,335,500.67	2.40
Total:	**708**	**$263,980,980.82**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	436	$164,856,825.68	62.45%
PUD	190	72,467,408.61	27.45
Condo	73	22,566,255.70	8.55
2-4 Family	7	2,887,990.82	1.09
Co-op	2	1,202,500.00	0.46
Total:	**708**	**$263,980,980.82**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	286	$111,228,143.47	42.13%
Cash Out Refinance	227	92,764,202.40	35.14
Rate/Term Refinance	195	59,988,634.95	22.72
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	2	$592,900.00	0.22%
Alaska	2	494,006.00	0.19
Arizona	50	14,923,424.99	5.65
Arkansas	1	150,400.00	0.06
California	179	89,348,326.76	33.85
Colorado	28	8,664,068.49	3.28
Connecticut	3	1,085,600.00	0.41
Delaware	1	262,000.00	0.10
District of Columbia	2	1,302,400.00	0.49
Florida	74	27,916,667.34	10.58
Georgia	25	5,748,545.00	2.18
Hawaii	4	1,788,500.00	0.68
Idaho	1	288,000.00	0.11
Illinois	18	7,856,802.00	2.98
Indiana	2	493,400.00	0.19
Kansas	5	614,650.00	0.23
Kentucky	3	491,560.00	0.19
Louisiana	1	188,000.00	0.07
Maryland	19	6,536,138.57	2.48
Massachusetts	11	3,601,675.00	1.36
Michigan	35	10,355,623.99	3.92
Minnesota	12	3,685,059.86	1.40
Missouri	1	192,500.00	0.07
Montana	2	333,000.00	0.13
Nebraska	1	300,000.00	0.11
Nevada	11	6,521,250.00	2.47
New Hampshire	1	302,000.00	0.11
New Jersey	20	12,362,650.00	4.68
New Mexico	3	229,250.00	0.09
New York	19	11,775,800.00	4.46
North Carolina	22	8,165,660.00	3.09
North Dakota	1	78,600.00	0.03
Ohio	48	8,367,133.98	3.17
Oregon	5	953,000.00	0.36
Pennsylvania	12	3,745,675.00	1.42
South Carolina	5	1,689,200.00	0.64
Tennessee	3	546,600.00	0.21
Texas	14	2,800,390.00	1.06
Utah	7	1,443,535.00	0.55
Virginia	20	6,139,365.00	2.33
Washington	30	10,666,204.84	4.04
West Virginia	1	175,000.00	0.07
Wisconsin	2	312,000.00	0.12
Wyoming	2	494,419.00	0.19
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

TOTAL CURRENT BALANCE	$263,696,973		
NUMBER OF LOANS	772		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$341,576	$50,000	$1,920,000
AVG ORIGINAL BALANCE	$341,578	$50,000	$1,920,000
WAVG LOAN RATE	3.262%	2.250%	3.750%
WAVG EXPENSE FEE[1]	0.382%	0.381%	0.631%
WAVG NET LOAN RATE	2.880%	1.820%	3.370%
WAVG GROSS MARGIN	1.797%	1.250%	3.500%
WAVG MAXIMUM LOAN RATE	11.999%	9.375%	12.500%
WAVG ORIGINAL LTV	70.80%	13.40%	100.00%
WAVG EFFECTIVE LTV[2]	70.12%	13.40%	95.00%
WAVG CREDIT SCORE	733	576	832
WAVG ORIGINAL TERM	343 months	300 months	360 months
WAVG REMAINING TERM	343 months	294 months	360 months
WAVG SEASONING	0 month	0 month	14 months
WAVG NEXT RATE RESET	6 months	1 month	6 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGINAL TERM [3]	104 months	60 months	120 months
WAVG IO REMAINING TERM [3]	103 months	46 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.41%),FL(9.95%),CO(5.02%),AZ(4.77%),VA(4.58%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92037(1.40%)		
FIRST PAY DATE		05/01/03	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		12/01/28	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
6 M LIBOR	772	$263,696,972.71	100.00%
Total:	**772**	**$263,696,972.71**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	772	$263,696,972.71	100.00%
Total:	**772**	**$263,696,972.71**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	48	$3,858,395.97	1.46%
100,000.01 to 200,000.00	228	35,088,913.77	13.31
200,000.01 to 300,000.00	182	45,709,478.98	17.33
300,000.01 to 400,000.00	116	40,720,141.57	15.44
400,000.01 to 500,000.00	63	29,062,158.98	11.02
500,000.01 to 600,000.00	42	23,288,865.17	8.83
600,000.01 to 700,000.00	31	20,123,049.99	7.63
700,000.01 to 800,000.00	18	13,941,319.30	5.29
800,000.01 to 900,000.00	9	7,663,500.00	2.91
900,000.01 to 1,000,000.00	14	13,489,598.99	5.12
1,000,000.01 to 1,100,000.00	1	1,061,600.00	0.40
1,100,000.01 to 1,200,000.00	3	3,513,950.00	1.33
1,200,000.01 to 1,300,000.00	2	2,550,000.00	0.97
1,300,000.01 to 1,400,000.00	3	4,120,000.00	1.56
1,400,000.01 to 1,500,000.00	4	5,930,000.00	2.25
1,500,000.01 to 1,600,000.00	3	4,724,000.00	1.79
1,600,000.01 to 1,700,000.00	1	1,625,000.00	0.62
1,700,000.01 to 1,800,000.00	3	5,307,000.00	2.01
1,900,000.01 to 2,000,000.00	1	1,920,000.00	0.73
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.001 to 2.250	1	$1,000,000.00	0.38%
2.251 to 2.500	6	1,505,600.00	0.57
2.501 to 2.750	36	13,519,800.00	5.13
2.751 to 3.000	116	39,653,812.39	15.04
3.001 to 3.250	224	78,965,493.69	29.95
3.251 to 3.500	312	99,163,557.03	37.61
3.501 to 3.750	77	29,888,709.60	11.33
Total:	772	**$263,696,972.71**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.250	11	$3,016,700.00	1.14%
1.375	22	6,639,450.00	2.52
1.500	111	41,045,792.00	15.57
1.625	125	43,795,870.78	16.61
1.750	140	44,111,270.65	16.73
1.875	162	52,528,997.61	19.92
2.000	97	36,198,589.77	13.73
2.125	61	20,390,262.92	7.73
2.250	40	13,826,038.98	5.24
2.500	2	1,820,000.00	0.69
3.500	1	324,000.00	0.12
Total:	772	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	174	$74,574,956.35	28.28%
360	598	189,122,016.36	71.72
Total:	**772**	**$263,696,972.71**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
289 - 294	1	$790,314.30	0.30%
295 - 300	173	73,784,642.05	27.98
343 - 348	5	1,644,300.00	0.62
349 - 354	17	3,985,000.00	1.51
355 - 360	576	183,492,716.36	69.58
Total:	**772**	**$263,696,972.71**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
43 to 48	5	$1,644,300.00	0.62%
49 to 54	17	3,985,000.00	1.51
55 to 60	203	66,837,912.46	25.35
109 to 114	1	790,314.30	0.30
115 to 120	546	190,439,445.95	72.22
Total:	**772**	**$263,696,972.71**	**100.00%**

[1] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	535	$207,130,008.37	78.55%
36	237	56,566,964.34	21.45
Total:	**772**	**$263,696,972.71**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004 - 07	2	$427,000.00	0.16%
2004 - 08	6	2,375,049.59	0.90
2004 - 09	11	3,096,382.40	1.17
2004 - 10	15	6,886,699.99	2.61
2004 - 11	34	11,042,559.90	4.19
2004 - 12	323	110,445,594.42	41.88
2005 - 01	381	129,423,686.40	49.08
Total:	**772**	**$263,696,972.71**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	2	$547,000.00	0.21%
20.01 to 30.00	12	3,312,516.17	1.26
30.01 to 40.00	19	5,434,309.99	2.06
40.01 to 50.00	39	12,309,649.99	4.67
50.01 to 60.00	67	26,856,461.05	10.18
60.01 to 70.00	122	51,017,425.98	19.35
70.01 to 75.00	134	43,434,658.25	16.47
75.01 to 80.00	337	110,324,752.28	41.84
80.01 to 85.00	7	1,598,436.00	0.61
85.01 to 90.00	14	2,834,789.00	1.08
90.01 to 95.00	11	1,651,405.00	0.63
95.01 to 100.00	8	4,375,569.00	1.66
Total:	**772**	**$263,696,972.71**	**100.00%**


Page 45 of 150

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	2	$547,000.00	0.21%
20.01 to 30.00	13	3,466,516.17	1.31
30.01 to 40.00	19	5,434,309.99	2.06
40.01 to 50.00	40	13,088,449.99	4.96
50.01 to 60.00	68	28,655,461.05	10.87
60.01 to 70.00	128	53,439,994.98	20.27
70.01 to 75.00	134	43,434,658.25	16.47
75.01 to 80.00	336	109,545,952.28	41.54
80.01 to 85.00	7	1,598,436.00	0.61
85.01 to 90.00	14	2,834,789.00	1.08
90.01 to 95.00	11	1,651,405.00	0.63
Total:	**772**	**$263,696,972.71**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	1	$148,500.00	0.06%
560 to 579	1	154,000.00	0.06
580 to 659	1	120,000.00	0.05
620 to 639	8	2,151,099.00	0.82
640 to 659	35	10,274,339.99	3.90
660 to 679	65	20,271,384.97	7.69
680 to 699	106	34,387,917.06	13.04
700 to 719	98	34,075,070.78	12.92
720 to 739	99	29,970,045.37	11.37
740 to 759	111	43,389,095.52	16.45
760 to 779	119	45,999,575.75	17.44
780 to 799	88	28,831,873.97	10.93
800 to 819	39	13,650,570.30	5.18
820 to 839	1	273,500.00	0.10
Total:	**772**	**$263,696,972.71**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	772	$263,696,972.71	100.00%
Total:	**772**	**$263,696,972.71**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	474	$142,978,008.08	54.22%
Limited	185	73,927,113.83	28.03
Alternative	56	27,120,811.00	10.28
Lite	55	18,471,039.80	7.00
NR	2	1,200,000.00	0.46
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	700	$236,450,379.42	89.67%
Second Home	60	23,356,152.29	8.86
Investment	12	3,890,441.00	1.48
Total:	**772**	**$263,696,972.71**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	472	$162,689,823.45	61.70%
PUD	224	80,017,787.46	30.34
Condo	72	20,238,061.79	7.67
Co-op	3	631,000.00	0.24
2-4 Family	1	120,300.00	0.05
Total:	**772**	**$263,696,972.71**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	269	$114,502,270.60	43.42%
Rate/Term Refinance	297	82,342,477.14	31.23
Cash Out Refinance	206	66,852,224.97	25.35
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alaska	1	$200,450.00	0.08%
Arizona	59	12,566,999.96	4.77
Arkansas	1	130,000.00	0.05
California	175	85,454,315.71	32.41
Colorado	41	13,224,665.00	5.02
Connecticut	5	1,662,100.00	0.63
Delaware	1	1,128,000.00	0.43
Florida	74	26,226,102.93	9.95
Georgia	35	9,299,005.99	3.53
Hawaii	1	520,000.00	0.20
Idaho	1	77,300.00	0.03
Illinois	18	6,051,569.00	2.29
Indiana	3	625,200.00	0.24
Kansas	2	734,000.00	0.28
Kentucky	2	485,250.00	0.18
Louisiana	4	932,000.00	0.35
Maryland	22	10,003,725.00	3.79
Massachusetts	14	7,760,599.00	2.94
Michigan	7	3,480,720.80	1.32
Minnesota	8	2,882,087.00	1.09
Missouri	3	638,150.00	0.24
Montana	1	49,999.99	0.02
Nevada	25	6,896,899.90	2.62
New Jersey	15	7,060,350.00	2.68
New Mexico	4	432,700.00	0.16
New York	6	1,674,599.99	0.64
North Carolina	24	6,834,197.40	2.59
Ohio	55	9,387,762.99	3.56
Oklahoma	1	215,000.00	0.08
Oregon	11	1,959,779.99	0.74
Pennsylvania	14	3,571,434.08	1.35
Rhode Island	3	1,172,000.00	0.44
South Carolina	18	6,740,435.00	2.56
Tennessee	7	1,987,600.00	0.75
Texas	38	10,223,549.99	3.88
Utah	14	3,511,850.00	1.33
Virginia	36	12,083,803.00	4.58
Washington	21	5,010,470.00	1.90
West Virginia	1	112,800.00	0.04
Wisconsin	1	689,500.00	0.26
Total:	**772**	**$263,696,972.71**	**100.00%**

Discount Margin Table (To Call)

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
	Discount Margin	*Discount Margin*	*Discount Margin*	*Discount Margin*	*Discount Margin*
A-2					
Price 100.00000	29	29	29	29	29
WAL	7.50	5.23	3.90	3.03	2.44
Mod Dur	6.77	4.84	3.67	2.88	2.34
Principal Window	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11
A-3					
Price 100.00000	31	31	31	31	31
WAL	7.44	5.20	3.89	3.03	2.44
Mod Dur	6.53	4.71	3.60	2.84	2.32
Principal Window	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11
B-1					
Price 100.00000	48	48	48	48	48
WAL	12.45	8.90	6.69	5.41	4.60
Mod Dur	10.92	8.06	6.19	5.08	4.35
Principal Window	Feb11 - Mar22	Dec08 - Sep17	Oct07 - Sep14	Jan07 - Jul12	Aug06 - Jan11
B-2					
Price 100.00000	88	88	88	88	88
WAL	12.45	8.90	6.69	5.41	4.60
Mod Dur	10.62	7.89	6.09	5.01	4.30
Principal Window	Feb11 - Mar22	Dec08 - Sep17	Oct07 - Sep14	Jan07 - Jul12	Aug06 - Jan11

Yield Table (To Call)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
X-A	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*
Price 2.80176	38.72	32.13	25.30	18.00	9.80	0.65	(9.38)	(20.35)	(32.20)	(45.50)
Mod Duration	2.07	2.12	2.15	2.15	2.12	2.07	2.02	1.98	1.95	1.93

BEEM Table (To Call)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
A-1**	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*
Price 102.41863	116	102	86	69	50	28	6	(19)	(45)	(75)
WAL	11.56	7.44	5.20	3.89	3.03	2.44	2.02	1.70	1.46	1.25
Payment Window	Aug04 - Oct27	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11	Aug04 - Dec09	Aug04 - Feb09	Aug04 - Jun08	Aug04 - Nov07

*Assume 1 Month LIBOR is 1.38% and 6 Month LIBOR is 1.84%

**Bond Equivalent Effective Margin is calculated off 6 Month LIBOR

Discount Margin Table (To Maturity)

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
	Discount Margin	*Discount Margin*	*Discount Margin*	*Discount Margin*	*Discount Margin*
A-2					
Price 100.00000	30	31	31	31	31
WAL	7.88	5.62	4.24	3.33	2.69
Mod Dur	7.04	5.14	3.95	3.14	2.56
Principal Window	Aug04 - Jul34	Aug04 - Jul34	Aug04 - Jul34	Aug04 - Jul34	Aug04 - Jul34
A-3					
Price 100.00000	32	33	33	33	33
WAL	7.82	5.59	4.23	3.32	2.69
Mod Dur	6.78	4.99	3.85	3.08	2.52
Principal Window	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34
B-1					
Price 100.00000	49	50	50	50	51
WAL	13.26	9.72	7.42	6.10	5.24
Mod Dur	11.47	8.67	6.76	5.63	4.89
Principal Window	Feb11 - Jul34	Dec08 - Jul34	Oct07 - Jul34	Jan07 - Jul34	Aug06 - Jul34
B-2					
Price 100.00000	90	91	92	92	93
WAL	13.26	9.72	7.42	6.10	5.24
Mod Dur	11.14	8.47	6.63	5.54	4.83
Principal Window	Feb11 - Jul34	Dec08 - Jul34	Oct07 - Jul34	Jan07 - Jul34	Aug06 - Jul34

Yield Table (To Maturity)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
X-A	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*
Price 2.80176	38.73	32.15	25.44	18.53	11.23	3.55	(4.44)	(12.67)	(21.43)	(30.61)
Mod Duration	2.07	2.12	2.18	2.23	2.29	2.35	2.43	2.54	2.66	2.83

BEEM Table (To Maturity)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
A-1**	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*
Price 102.41863	116	104	89	74	56	38	17	(5)	(29)	(56)
WAL	11.84	7.83	5.59	4.23	3.32	2.69	2.23	1.87	1.60	1.37
Payment Window	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Apr34

*Assume 1 Month LIBOR is 1.38% and 6 Month LIBOR is 1.84%

**Bond Equivalent Effective Margin is calculated off 6 Month LIBOR

Computational Materials

$ [1,032,686,000]

(Approximate)

Sequoia Mortgage Trust 2004-7

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

RWT Holdings, Inc.
Seller

Sequoia Residential Funding, Inc.
Depositor

Wells Fargo Bank, N.A.
Master Servicer

COMPUTATIONAL MATERIALS DISCLAIMER

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The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

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The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limited by law or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for such purpose is required. Recipients are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any transaction. Morgan Stanley does not undertake or have any responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Additional information is available upon request.

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules).

Sequoia Mortgage Trust 2004-7

Mortgage Pass-Through Certificates
$1,032,686,000 (Approximate, Subject to Final Collateral)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal/Notional Balance [1]	WAL (Yrs) (Call/Mat) [2]	Pymt Window (Mths) (Call/Mat) [2]	Certificate Interest Rates	Tranche Type	Expected Ratings S&P/Moody's/Fitch
A-1	$498,829,000	3.89/4.23	1 – 122 / 1 – 359	WAC PT [3]	Senior	AAA/Aaa/AAA
A-2	$252,102,000	3.90/4.24	1 – 122 / 1 – 360	Floater [4]	Senior	AAA/Aaa/AAA
A-3-A	$247,874,000	3.89/4.23	1 – 122 / 1 – 359	Floater [5]	Senior	AAA/Aaa/AAA
A-3-B	$3,956,000	3.89/4.23	1 – 122 / 1 – 359	Floater [5]	Senior	AAA/Aa1/AAA
X-A	$503,932,000 [7],[8]	NA	NA	Interest Only	Notional/Senior	AAA/Aaa/AAA
X-B	$29,925,000 [7],[9]		Information Not Provided Hereby		Notional/Senior	AAA/Aaa/AAA
A-R	$100				Residual	AAA/Aaa/AAA
B-1	$18,900,000	6.69/7.42	39 – 122 / 39 – 360	Floater [6]	Subordinate	AA/Aa2/AA
B-2	$11,025,000	6.69/7.42	39 – 122 / 39 – 360	Floater [6]	Subordinate	A/A2/A
B-3	$6,300,000				Subordinate	BBB/Baa2/BBB
B-4	$3,150,000		Information Not Provided Hereby		Subordinate	BB/Ba2/BB
B-5	$2,625,000				Subordinate	B/B2/B
B-6	$5,250,780				Subordinate	NR/NR/NR
Total	$1,050,011,880					

(1) *Distributions on the Class A-1 Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 1 Mortgage Loans", as described herein). Distributions on the Class A-2 Certificates will be primarily derived from one-month and six-month LIBOR adjustable rate mortgage loans ("Group 2 Mortgage Loans", as described herein). Distributions on the Class A-3-A and Class A-3-B Certificates will be primarily derived from six-month LIBOR adjustable rate mortgage loans ("Group 3 Mortgage Loans", as described herein). Distributions on the Subordinate Certificates will be derived from all Mortgage Loans (as described herein). Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL and Payment Windows to Call for the Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates are shown to the Clean-Up Call Date at pricing speed of 20% CPR. The WAL and Payment Windows to Maturity for the Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates are shown at pricing speed of 20% CPR (as described herein).*

(3) *The Class A-1 Certificates will have an interest rate equal to the weighted average of the net interest rates on the Group 1 Mortgage Loans.*

(4) *The Class A-2 Certificates will initially have an interest rate equal to the least of (i) One-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 2 Net WAC Cap (as described herein) and (iii) 11.50%.*

(5) *The Class A-3-A and Class A-3-B Certificates will initially have an interest rate equal to the least of (i) Six-Month LIBOR plus [ ] bps (which margin doubles on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Group 3 Net WAC Cap (as described herein) and (iii) 11.50%. In the case of the Class A-3-A and Class A-3-B Certificates, Six-Month LIBOR will reset every 6 months beginning with the Distribution Date in August 2004.*

(6) *The Class B-1 and Class B-2 Certificates will initially have an interest rate equal to the least of (i) one-month LIBOR plus [ ] bps (which margin is multiplied by [1.5] on the first distribution date after the Clean-Up Call Date (as described herein)), (ii) the Subordinate Net WAC and (iii) 11.50%.*

(7) *Balances shown with respect to the Class X-A and Class X-B Certificates are notional balances. Such classes are interest-only certificates and will not be entitled to distributions of principal.*

(8) *The balance shown is the combined initial notional amount of the two components that make up the Class X-A certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-A Certificates as described in the Prospectus Supplement.*

(9) *The balance shown is the sum of the initial class principal amounts of the Class B-1 and Class B-2 Certificates. Such class is interest-only and will not be entitled to distributions of principal. Interest will accrue on the Class X-B Certificates as described in the Prospectus Supplement.*

Depositor: Sequoia Residential Funding, Inc.

Joint Lead Managers: Morgan Stanley & Co. Incorporated and Greenwich Capital Markets, Inc

Co-Managers: Banc of America Securities LLC, Countrywide Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Master Servicer: Wells Fargo Bank, N.A.

Trustee: HSBC Bank USA.

Custodian: Wells Fargo Bank, N.A.

Rating Agencies: S&P, Moody's and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 3 of this Preliminary Term Sheet.

Statistical Cut-off Date: June 1, 2004.

Cut-off Date: July 1, 2004.

Pricing Date: On or about July [16], 2004.

Closing Date: On or about July 29, 2004.

Distribution Dates: The 20th day of each month (or if not a business day, the next succeeding business day), commencing in August 2004.

Certificates: The "Senior Certificates" will consist of the Class A-1, Class A-2, Class A-3-A and Class A-3-B (together, the "Class A Certificates"), the Class X-A and Class X-B (together, the "Class X Certificates") and Class A-R Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates".

Offered Certificates: Only the Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class X-A, Class X-B, Class B-1, Class B-2 and Class B-3 Certificates (collectively, the "Publicly Offered Certificates") are being offered publicly. The Class A-1, Class A-2, Class A-3-A, Class A-3-B, Class X-A, Class B-1 and Class B-2 Certificates are being offered hereby.

Accrued Interest: The Class A-1 and Class X-A Certificates will settle with accrued interest. The Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates will settle flat.

Accrual Period: The interest accrual period (the "Accrual Period") with respect to the Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates for each Distribution Date will be the period beginning on the 20th day of the month prior to such Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the 19th day of the month of such Distribution Date on a 30/360 basis. The interest accrual period for the Class A-1 and Class X-A Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Registration: The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.

Federal Tax Treatment: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests along with rights under interest rate cap agreements held outside the REMIC for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates (other than the Class A-R Certificates) and the Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 20% CPR.

Mortgage Loans: The trust will consist of 3 groups of approximately 2,974 adjustable rate, prime quality mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $1,050,011,881 aggregate principal balance of Mortgage Loans as the Statistical Cut-off Date. Approximately 16.96% and 83.04% of the Mortgage Loans are one-month LIBOR indexed and six-month LIBOR indexed Mortgage Loans, respectively.

Group 1 Mortgage Loans: As the Statistical Cut-off Date, the Group 1 Mortgage Loans have an aggregate principal balance of approximately $522,333,927, which equals approximately 49.75% of the Mortgage Loans.

All of the Group 1 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 1 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 2 Mortgage Loans: As of the Statistical Cut-off Date, the Group 2 Mortgage Loans have an aggregate principal balance of approximately $263,980,981, which equals approximately 25.14% of the Mortgage Loans.

Approximately 67.45% and 32.55% of the Group 2 Mortgage Loans are one-month and six-month LIBOR indexed Mortgage Loans, respectively. The Group 2 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group 3 Mortgage Loans: As of the Statistical Cut-off Date, the Group 3 Mortgage Loans have an aggregate principal balance of approximately $263,696,973, which equals approximately 25.11% of the Mortgage Loans

All of the Group 3 Mortgage Loans are six-month LIBOR indexed Mortgage Loans. The Group 3 Mortgage Loans are scheduled to pay interest only for the first 5 or 10 years. After such 5-year or 10-year interest-only term, the Mortgage Loans are scheduled to amortize on a 25-year, 20-year or 15-year fully amortizing basis.

Group Subordinate Amount: For any Distribution Date and for each Group, the excess of the aggregate of the principal balances of the Mortgage Loans in such Group at the beginning of the related collection period over the Principal Balance of the related Class A Certificates immediately before such Distribution Date.

Delay Days: The Class A-1 and Class X-A Certificates will have 19 delay days. The Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates will have 0 delay days.

Net WAC Caps: In the case of the Class A-2 Certificates, the "Group 2 Net WAC Cap" is equal to the weighted average of the net mortgage rates of the Group 2 Mortgage Loans; in the case of the Class A-3-A and Class A-3-B Certificates, the "Group 3 Net WAC Cap" is equal to the weighted average of the net mortgage rates of the Group 3 Mortgage Loans; and in the case of the Class B-1 and Class B-2 Certificates, the "Subordinate Net WAC Cap" is equal to the weighted average of the net mortgage rates for the Mortgage Loans in all Groups, weighted on the basis of the relative Group Subordinate Amount for each Group.

The Class A-2, Class B-1 and Class B-2 Certificates will have a coupon equal to the least of (i) one-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

The Class A-3-A and Class A-3-B Certificates will have a coupon equal to the least of (i) the six-month LIBOR plus the related margin, (ii) the related Net WAC Cap and (iii) 11.50%.

If on any Distribution Date, the Certificate Interest Rate of the Class A-2 or Class A-3-A or Class A-3-B Certificates is subject to the Group 2 Net Wac Cap or the Group 3 Net WAC Cap, as applicable, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the related Net WAC Cap) over (b) the amount of interest received on such Certificates based on the related Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the related Net WAC Cap (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.
If on any Distribution Date, the Certificate Interest Rate of the Class B-1 or Class B-2 Certificates is subject to the Subordinate Net WAC Cap, such Certificates will be entitled to payment of an amount equal to the excess of the (i) interest accrued at the respective Certificate Interest Rate (without giving effect to the Subordinate Net WAC Cap) over (ii) the amount of interest received on such Certificates based on the Subordinate Net WAC Cap, together with the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving

effect to the Subordinate Net WAC Cap) (together, a "Net WAC Shortfall") from amounts on deposit in the Reserve Fund.

Reserve Fund:

As of the Closing Date, the "Reserve Fund" will be established on behalf of the Class A-2, Class A-3-A, Class A-3-B, Class B-1 and Class B-2 Certificates (together, the "LIBOR Certificates"). The Reserve Fund will be funded with any excess interest available as described in "Certificates Priority of Distributions" herein. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the LIBOR Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Net WAC Shortfall amount for such Distribution Date, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the related Class X Certificates.

Credit Enhancement:

Senior/subordinate, shifting interest structure.

Certificates	S&P/Moody's/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/Aaa/AAA	95.50%	4.50%
Class B-1	AA/Aa2/AA	1.80%	2.70%
Class B-2	A/A2/A	1.05%	1.65%

*Preliminary and subject to revision.

Shifting Interest:

Until the first Distribution Date occurring on or after August 2014, the Subordinate Certificates will be locked out from receipt of all scheduled and unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of principal prepayments. There is no scheduled principal due on certain of the Mortgage Loans for the first five years and for other Mortgage Loans for the first ten years following origination.

The prepayment percentages on the Subordinate Certificates are as follows:

August 2004 – July 2014	0% Pro Rata Share
August 2014 – July 2015	30% Pro Rata Share
August 2015 – July 2016	40% Pro Rata Share
August 2016 – July 2017	60% Pro Rata Share
August 2017 – July 2018	80% Pro Rata Share
August 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates reaches twice the initial subordination, all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to performance triggers). However, if the credit enhancement provided by the Subordinate Certificates has reached twice the initial subordination prior to the Distribution Date in August 2007 (subject to performance triggers), then the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments).

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage for a group (aggregate principal balance of the related class of Class A Certificates, divided by the aggregate principal balance of the Mortgage Loans in that group) exceeds the initial senior percentage for such group (aggregate principal balance of the related Class of Class A Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans in that group as of the Cut-off date), the related class of Class A Certificates will receive all principal prepayments from the Mortgage Loans in that group regardless of any prepayment percentages as described above.

Allocation of Realized Losses:

Any realized losses, on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their alpha numerical Class designations, in each case until the respective class principal balance has been reduced to zero; *thereafter*, to the related Class A Certificates, pro rata, in reduction of their respective certificate principal balances, *provided however*, that the amount of any Realized Loss allocable to the Group 3 Certificates will be allocated first, to reduce the class principal amount of the Class A-3-B Certificates until the class principal amount thereof has been reduced to zero, and second, to the Class A-3-A Certificates.

Certificates' Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A and Class A-R Certificates, accrued and unpaid interest at the related Certificate Interest Rate, from the related Mortgage Loans; provided that, to the extent of any Net WAC Shortfall amount for such Distribution Date with respect to each of the LIBOR Certificates, the amount of interest otherwise distributable to the related Class X Certificates shall be deposited in the Reserve Fund.
2) Class A-R Certificates, principal allocable to such class.
3) Concurrently to the Class A Certificates:
   Class A-1, Class A-2, Class A-3-A and Class A-3-B Certificates, generally based on principal collected on the related Mortgage Loans, until their respective class principal amounts are reduced to zero.*
4) Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
5) Class B-1 Certificates, principal allocable to such class.
6) Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate.
7) Class B-2 Certificates, principal allocable to such class.
8) Class A-2, Class A-3-A and Class A-3-B Certificates, the related Net WAC Shortfall amount, from the Reserve Fund.
9) Class B-1 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
10) Class B-2 Certificates, the related Net WAC Shortfall Amount, from the Reserve Fund.
11) Class X Certificates, the excess amounts related to each Class X Certificate, from the Reserve Fund.
12) Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and the respective shares of principal allocable to such classes.
13) Class A-R Certificate, any remaining amount.

* *In certain limited circumstances described in the prospectus supplement, Senior Certificates may receive principal from an unrelated Mortgage Loan group, to the extent not received from the related Mortgage Loan group.*

Group 2 Net WAC Cap Schedule for Class A-2
Group 3 Net WAC Cap Schedule for Class A-3-A and Class A-3-B
Subordinate Net WAC Cap Schedule for Class B-1 and Class B-2

Assumptions:
20% CPR Hard Cap: 11.50% To Call 1 Month LIBOR: 20% 6 Month LIBOR: 20%

The Group 2 Net WAC Cap, Group 3 Net WAC Cap, and Subordinate Net WAC Cap are calculated using the above noted assumptions.

Distribution Period	Group 2 Net WAC Cap	Group 3 Net WAC Cap	Subordinate Net WAC Cap
1	2.81%	2.88%	2.88%
2	8.99%	2.88%	4.43%
3	8.99%	2.88%	4.43%
4	8.99%	2.88%	4.43%
5	8.99%	2.89%	4.47%
6	8.99%	9.91%	9.83%
7 and after	11.50%	11.50%	11.50%

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
BALANCE	$1,050,011,881		
NUMBER OF LOANS	2,974		
AVG CURRENT BALANCE	$353,064	$50,000	$3,889,700
AVG ORIGINAL BALANCE	$353,155	$50,000	$3,889,700
WAVG LOAN RATE	3.262%	2.125%	5.375%
WAVG EXPENSE FEE[1]	0.384%	0.381%	1.506%
WAVG NET LOAN RATE	2.878%	1.745%	4.995%
WAVG GROSS MARGIN	1.821%	1.000%	3.625%
WAVG MAXIMUM LOAN RATE	12.007%	9.375%	16.125%
WAVG ORIGINAL LTV	70.51%	9.21%	100.00%
WAVG EFFECTIVE LTV[2]	69.83%	9.21%	95.00%
WAVG CREDIT SCORE	731	576	839
WAVG ORIGINAL TERM	344 months	300 months	360 months
WAVG REMAINING TERM	343 months	272 months	360 months
WAVG SEASONING	0 month	0 month	28 months
WAVG NEXT RATE RESET	5 months	1 month	6 months
WAVG RATE ADJ FREQ	5 months	1 month	6 months
WAVG FIRST RATE ADJ FREQ	5 months	1 month	6 months
WAVG IO ORIGINAL TERM [3]	105 months	60 months	120 months
WAVG IO REMAINING TERM [3]	105 months	46 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.68%),FL(9.26%),AZ(5.51%),CO(3.82%),VA(3.78%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92130(0.78%)		
FIRST PAY DATE		03/01/02	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		02/01/27	07/01/34

[1] Expense Fee is defined as the sum of the servicing fee and the trustee fee.
[2] Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
[3] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1 M LIBOR	442	$178,057,655.85	16.96%
6 M LIBOR	2,532	871,954,224.79	83.04
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	2,974	$1,050,011,880.64	100.00%
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	168	$13,792,972.67	1.31%
100,000.01 to 200,000.00	851	129,540,725.94	12.34
200,000.01 to 300,000.00	646	161,395,735.63	15.37
300,000.01 to 400,000.00	465	163,572,327.97	15.58
400,000.01 to 500,000.00	299	135,978,635.43	12.95
500,000.01 to 600,000.00	165	91,176,070.97	8.68
600,000.01 to 700,000.00	120	77,598,507.97	7.39
700,000.01 to 800,000.00	75	56,604,946.29	5.39
800,000.01 to 900,000.00	43	36,566,840.98	3.48
900,000.01 to 1,000,000.00	61	59,435,497.98	5.66
1,000,000.01 to 1,100,000.00	9	9,473,491.67	0.90
1,100,000.01 to 1,200,000.00	9	10,464,050.00	1.00
1,200,000.01 to 1,300,000.00	9	11,322,650.00	1.08
1,300,000.01 to 1,400,000.00	12	16,351,500.00	1.56
1,400,000.01 to 1,500,000.00	9	13,296,841.00	1.27
1,500,000.01 to 1,600,000.00	5	7,836,500.00	0.75
1,600,000.01 to 1,700,000.00	4	6,693,589.65	0.64
1,700,000.01 to 1,800,000.00	7	12,280,312.50	1.17
1,800,000.01 to 1,900,000.00	3	5,486,000.00	0.52
1,900,000.01 to 2,000,000.00	11	21,754,984.00	2.07
2,400,000.01 to 2,500,000.00	1	2,500,000.00	0.24
2,900,000.01 to 3,000,000.00	1	3,000,000.00	0.29
3,000,000.01 >=	1	3,889,700.00	0.37
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance *Outstanding as of the* Statistical Cut-off Date	% of Aggregate Principal Balance *Outstanding as of the* Statistical Cut-off Date
2.001 to 2.250	2	$1,270,000.00	0.12%
2.251 to 2.500	78	31,548,541.67	3.00
2.501 to 2.750	244	97,356,628.87	9.27
2.751 to 3.000	439	157,153,863.63	14.97
3.001 to 3.250	787	282,101,754.05	26.87
3.251 to 3.500	826	273,547,580.86	26.05
3.501 to 3.750	343	125,150,186.58	11.92
3.751 to 4.000	213	70,850,001.98	6.75
4.001 to 4.250	33	9,485,529.00	0.90
4.251 to 4.500	2	721,719.00	0.07
4.501 to 4.750	4	455,075.00	0.04
4.751 to 5.000	2	235,000.00	0.02
5.251 to 5.500	1	136,000.00	0.01
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.000	1	$270,000.00	0.03%
1.250	50	15,703,450.00	1.50
1.375	197	71,494,251.67	6.81
1.500	366	139,936,014.80	13.33
1.625	394	137,012,016.61	13.05
1.750	465	159,220,291.36	15.16
1.850	1	336,000.00	0.03
1.875	480	164,073,742.96	15.63
2.000	391	147,693,138.24	14.07
2.125	258	88,893,021.10	8.47
2.250	259	91,337,860.91	8.70
2.375	34	10,914,209.99	1.04
2.500	67	21,028,539.00	2.00
2.625	2	405,920.00	0.04
2.750	1	179,550.00	0.02
2.875	1	499,799.00	0.05
3.125	2	246,300.00	0.02
3.375	2	208,775.00	0.02
3.500	2	435,500.00	0.04
3.625	1	123,500.00	0.01
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	649	$284,255,147.97	27.07%
360	2,325	765,756,732.67	72.93
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
271 to 276	1	$121,895.01	0.01%
283 to 288	1	65,991.37	0.01
289 to 294	1	790,314.30	0.08
295 to 300	646	283,276,947.29	26.98
343 to 348	6	2,451,300.00	0.23
349 to 354	54	17,053,863.41	1.62
355 to 360	2,265	746,251,569.26	71.07
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

IO REMAINING TERM (Months)[1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
43 to 48	6	$2,451,300.00	0.23%
49 to 54	53	16,872,871.72	1.61
55 to 60	688	235,577,236.77	22.44
91 to 96	1	121,895.01	0.01
103 to 108	1	65,991.37	0.01
109 to 114	2	971,305.99	0.09
115 to 120	2,223	793,951,279.78	75.61
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

[1] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	2,176	$830,916,633.80	79.13%
36	798	219,095,246.84	20.87
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004-07	142	$59,322,960.83	5.65%
2004-08	332	127,748,346.45	12.17
2004-09	25	6,860,458.51	0.65
2004-10	29	10,132,836.29	0.97
2004-11	109	39,964,742.29	3.81
2004-12	1,042	341,976,428.31	32.57
2005-01	1,295	464,006,107.98	44.19
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.03%
10.01 to 20.00	7	1,478,596.88	0.14
20.01 to 30.00	40	12,606,016.16	1.20
30.01 to 40.00	75	25,819,309.95	2.46
40.01 to 50.00	132	46,642,425.18	4.44
50.01 to 60.00	269	110,219,223.10	10.50
60.01 to 70.00	556	235,994,742.78	22.48
70.01 to 75.00	476	172,500,027.78	16.43
75.01 to 80.00	1,235	394,574,602.36	37.58
80.01 to 85.00	20	4,453,987.00	0.42
85.01 to 90.00	59	13,927,290.47	1.33
90.01 to 95.00	73	13,150,654.98	1.25
95.01 to 100.00	31	18,295,004.00	1.74
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**


Page 66 of 150

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.03%
10.01 to 20.00	7	1,478,596.88	0.14
20.01 to 30.00	41	12,760,016.16	1.22
30.01 to 40.00	75	25,819,309.95	2.46
40.01 to 50.00	135	51,542,925.18	4.91
50.01 to 60.00	275	114,768,363.10	10.93
60.01 to 70.00	581	246,934,906.78	23.52
70.01 to 75.00	476	172,500,027.78	16.43
75.01 to 80.00	1,232	392,975,802.36	37.43
80.01 to 85.00	20	4,453,987.00	0.42
85.01 to 90.00	58	13,277,290.47	1.26
90.01 to 95.00	73	13,150,654.98	1.25
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	2	$428,500.00	0.04%
560 to 579	1	154,000.00	0.01
580 to 659	2	340,654.84	0.03
600 to 619	6	3,453,091.37	0.33
620 to 639	35	11,046,263.00	1.05
640 to 659	114	37,771,208.88	3.60
660 to 679	265	93,878,131.51	8.94
680 to 699	380	132,154,044.51	12.59
700 to 719	424	145,627,150.75	13.87
720 to 739	407	141,210,833.87	13.45
740 to 759	439	164,813,776.10	15.70
760 to 779	421	153,513,094.51	14.62
780 to 799	349	126,673,114.14	12.06
800 to 819	126	38,385,717.15	3.66
820 to 839	3	562,300.00	0.05
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	2,974	$1,050,011,880.64	100.00%
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full Documentation	1,789	$539,633,673.87	51.39%
Limited Documentation	726	315,155,628.79	30.01
Alternative Documentation	217	100,963,709.65	9.62
Lite Documentation	231	90,548,593.33	8.62
No Ratio	11	3,710,275.00	0.35
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	2,663	$934,531,278.62	89.00%
Second Home	247	99,008,662.99	9.43
Investment	64	16,471,939.03	1.57
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	1,804	$641,148,483.59	61.06%
Planned Unit Development	866	314,184,667.37	29.92
Condominium	277	84,860,138.86	8.08
Two-to-Four Family	20	7,273,090.82	0.69
Cooperative	5	1,833,500.00	0.17
Townhouse	2	712,000.00	0.07
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	1,090	$455,628,632.42	43.39%
Rate/Term Refinance	1,041	304,043,694.00	28.96
Cash Out Refinance	843	290,339,554.22	27.65
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Total Collateral – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	10	$3,201,900.00	0.30%
Alaska	3	694,456.00	0.07
Arizona	226	57,803,615.86	5.51
Arkansas	3	779,900.00	0.07
California	708	343,173,164.86	32.68
Colorado	144	40,093,406.57	3.82
Connecticut	19	10,158,550.00	0.97
Delaware	4	2,543,000.00	0.24
District of Columbia	6	3,780,400.00	0.36
Florida	277	97,225,679.15	9.26
Georgia	140	37,226,390.84	3.55
Hawaii	11	6,263,335.00	0.60
Idaho	5	1,397,700.00	0.13
Illinois	85	33,466,940.28	3.19
Indiana	11	2,521,300.00	0.24
Kansas	12	2,874,841.83	0.27
Kentucky	8	1,504,310.00	0.14
Louisiana	12	3,388,798.00	0.32
Maine	4	2,408,600.00	0.23
Maryland	78	30,550,717.82	2.91
Massachusetts	46	19,972,478.93	1.90
Michigan	60	19,270,814.79	1.84
Minnesota	35	10,499,546.85	1.00
Missouri	8	1,841,450.00	0.18
Montana	4	515,999.99	0.05
Nebraska	2	399,400.00	0.04
Nevada	81	30,734,559.89	2.93
New Hampshire	4	1,097,600.00	0.10
New Jersey	72	39,104,285.99	3.72
New Mexico	8	2,026,950.00	0.19
New York	37	20,643,199.99	1.97
North Carolina	108	33,405,554.07	3.18
North Dakota	1	78,600.00	0.01
Ohio	198	33,630,505.61	3.20
Oklahoma	6	1,576,855.00	0.15
Oregon	31	6,001,979.99	0.57
Pennsylvania	46	12,572,359.07	1.20
Rhode Island	6	1,943,400.00	0.19
South Carolina	48	14,518,849.48	1.38
Tennessee	18	4,441,320.00	0.42
Texas	107	28,004,807.00	2.67
Utah	48	10,920,864.98	1.04
Virginia	117	39,742,707.97	3.78
Washington	104	32,975,045.82	3.14
West Virginia	3	463,800.00	0.04
Wisconsin	7	1,913,520.00	0.18
Wyoming	3	658,419.00	0.06
Total:	**2,974**	**$1,050,011,880.64**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

TOTAL CURRENT BALANCE	$522,333,927		
NUMBER OF LOANS	1,494		
		Minimum	**Maximum**
AVG CURRENT BALANCE	$349,621	$50,000	$2,000,000
AVG ORIGINAL BALANCE	$349,793	$50,000	$2,000,000
WAVG LOAN RATE	3.296%	2.375%	3.750%
WAVG EXPENSE FEE[1]	0.383%	0.381%	1.506%
WAVG NET LOAN RATE	2.913%	1.745%	3.370%
WAVG GROSS MARGIN	1.815%	1.250%	2.625%
WAVG MAXIMUM LOAN RATE	12.010%	12.000%	15.625%
WAVG ORIGINAL LTV	70.30%	16.17%	100.00%
WAVG EFFECTIVE LTV[2]	70.01%	16.17%	95.00%
WAVG CREDIT SCORE	731	607	839
WAVG ORIGINAL TERM	345 months	300 months	360 months
WAVG REMAINING TERM	345 months	272 months	360 months
WAVG SEASONING	0 month	0 month	28 months
WAVG NEXT RATE RESET	6 months	1 month	6 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGINAL TERM [3]	103 months	60 months	120 months
WAVG IO REMAINING TERM [3]	102 months	49 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.23%),FL(8.25%),AZ(5.80%),GA(4.25%),VA(4.12%)		
MAXIMUM ZIP CODE CONCENTRATION($)	94022(0.89%)		
FIRST PAY DATE		03/01/02	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		02/01/27	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
6 M LIBOR	1,494	$522,333,927.11	100.00%
Total:	**1,494**	**$522,333,927.11**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	1,494	$522,333,927.11	100.00%
Total:	**1,494**	**$522,333,927.11**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	90	$7,497,441.70	1.44%
100,000.01 to 200,000.00	420	63,659,912.43	12.19
200,000.01 to 300,000.00	315	78,624,002.81	15.05
300,000.01 to 400,000.00	240	84,597,882.17	16.20
400,000.01 to 500,000.00	156	70,692,367.09	13.53
500,000.01 to 600,000.00	87	48,093,370.81	9.21
600,000.01 to 700,000.00	58	37,597,332.99	7.20
700,000.01 to 800,000.00	40	30,012,449.99	5.75
800,000.01 to 900,000.00	23	19,502,340.98	3.73
900,000.01 to 1,000,000.00	28	27,438,749.00	5.25
1,000,000.01 to 1,100,000.00	4	4,158,000.00	0.80
1,100,000.01 to 1,200,000.00	3	3,485,700.00	0.67
1,200,000.01 to 1,300,000.00	6	7,537,150.00	1.44
1,300,000.01 to 1,400,000.00	7	9,551,000.00	1.83
1,400,000.01 to 1,500,000.00	3	4,366,841.00	0.84
1,500,000.01 to 1,600,000.00	2	3,112,500.00	0.60
1,600,000.01 to 1,700,000.00	2	3,369,339.65	0.65
1,700,000.01 to 1,800,000.00	3	5,269,312.50	1.01
1,800,000.01 to 1,900,000.00	1	1,860,000.00	0.36
1,900,000.01 to 2,000,000.00	6	11,908,234.00	2.28
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.251 to 2.500	6	$2,700,500.00	0.52%
2.501 to 2.750	49	19,955,619.00	3.82
2.751 to 3.000	201	71,966,173.14	13.78
3.001 to 3.250	503	174,513,834.15	33.41
3.251 to 3.500	483	163,442,323.83	31.29
3.501 to 3.750	252	89,755,476.98	17.18
Total:	**1,494**	**$522,333,927.11**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.250	20	$5,475,800.00	1.05%
1.375	53	17,596,830.00	3.37
1.500	186	69,574,142.90	13.32
1.625	232	78,337,795.86	15.00
1.750	251	88,893,702.48	17.02
1.850	1	336,000.00	0.06
1.875	269	91,643,960.49	17.55
2.000	229	83,392,543.26	15.97
2.125	154	53,702,726.18	10.28
2.250	80	26,639,450.95	5.10
2.375	10	4,154,599.99	0.80
2.500	8	2,402,375.00	0.46
2.625	1	184,000.00	0.04
Total:	**1,494**	**$522,333,927.11**	**100.00%**

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	297	$129,154,105.19	24.73%
360	1,197	393,179,821.92	75.27
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
271 - 276	1	$121,895.01	0.02%
283 – 288	1	65,991.37	0.01
295 – 300	295	128,966,218.81	24.69
349 - 354	34	11,296,863.41	2.16
355 - 360	1,163	381,882,958.50	73.11
Total:	**1,494**	**$522,333,927.11**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
49 to 54	33	11,115,871.72	2.13%
55 to 60	411	139,973,724.31	26.80
91 to 96	1	121,895.01	0.02
103 to 108	1	65,991.37	0.01
109 to 114	1	180,991.69	0.03
115 to 120	1,047	370,875,453.00	71.00
Total:	**1,494**	**$522,333,927.11**	**100.00%**

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	1,075	$409,134,194.57	78.33%
36	419	113,199,732.54	21.67
Total:	**1,494**	**$522,333,927.11**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004 - 07	13	$2,859,635.98	0.55%
2004 - 08	11	3,351,965.85	0.64
2004 - 09	14	3,764,076.11	0.72
2004 - 10	13	3,122,636.29	0.60
2004 - 11	70	28,255,357.38	5.41
2004 - 12	631	204,106,989.91	39.08
2005 - 01	742	276,873,265.58	53.01
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	3	$709,796.88	0.14%
20.01 to 30.00	19	5,542,299.99	1.06
30.01 to 40.00	39	13,628,499.98	2.61
40.01 to 50.00	59	19,874,030.35	3.80
50.01 to 60.00	146	59,488,755.98	11.39
60.01 to 70.00	301	123,529,602.34	23.65
70.01 to 75.00	237	88,072,561.27	16.86
75.01 to 80.00	597	189,175,843.86	36.22
80.01 to 85.00	8	1,630,551.00	0.31
85.01 to 90.00	35	8,689,402.47	1.66
90.01 to 95.00	40	8,128,342.98	1.56
95.01 to 100.00	10	3,864,240.00	0.74
Total:	**1,494**	**$522,333,927.11**	**100.00%**

EFFECTIVE LTV [(1)] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	3	$709,796.88	0.14%
20.01 to 30.00	19	5,542,299.99	1.06
30.01 to 40.00	39	13,628,499.98	2.61
40.01 to 50.00	59	19,874,030.35	3.80
50.01 to 60.00	149	60,956,895.98	11.67
60.01 to 70.00	310	127,163,702.34	24.35
70.01 to 75.00	237	88,072,561.27	16.86
75.01 to 80.00	596	188,587,843.86	36.10
80.01 to 85.00	8	1,630,551.00	0.31
85.01 to 90.00	34	8,039,402.47	1.54
90.01 to 95.00	40	8,128,342.98	1.56
Total:	**1,494**	**$522,333,927.11**	**100.00%**

[(1)] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
600 to 619	3	$1,096,591.37	0.21%
620 to 639	10	3,597,920.00	0.69
640 to 659	50	14,966,330.03	2.87
660 to 679	135	48,883,361.55	9.36
680 to 699	185	68,881,512.46	13.19
700 to 719	230	75,638,602.37	14.48
720 to 739	213	72,818,925.27	13.94
740 to 759	230	87,027,712.03	16.66
760 to 779	199	68,574,177.27	13.13
780 to 799	180	65,124,397.91	12.47
800 to 819	58	15,555,596.85	2.98
820 to 839	1	168,800.00	0.03
Total:	**1,494**	**$522,333,927.11**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	1,494	$522,333,927.11	100.00%
Total:	**1,494**	**$522,333,927.11**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	962	$293,870,548.87	56.26%
Limited	355	157,945,320.00	30.24
Alternative	77	35,111,848.33	6.72
Lite	94	33,742,934.90	6.46
NR	6	1,663,275.00	0.32
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	1,350	$469,849,533.76	89.95%
Second Home	115	46,238,395.99	8.85
Investment	29	6,245,997.36	1.20
Total:	**1,494**	**$522,333,927.11**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	896	$313,601,834.45	60.04%
PUD	452	161,699,471.30	30.96
Condo	132	42,055,821.36	8.05
2-4 Family	12	4,264,800.00	0.82
Townhouse	2	712,000.00	0.14
Total:	**1,494**	**$522,333,927.11**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	535	$229,898,218.35	44.01%
Rate/Term Refinance	549	161,712,581.91	30.96
Cash Out Refinance	410	130,723,126.85	25.03
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 1 – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	8	$2,609,000.00	0.50%
Arizona	117	30,313,190.91	5.80
Arkansas	1	499,500.00	0.10
California	354	168,370,522.39	32.23
Colorado	75	18,204,673.08	3.49
Connecticut	11	7,410,850.00	1.42
Delaware	2	1,153,000.00	0.22
District of Columbia	4	2,478,000.00	0.47
Florida	129	43,082,908.88	8.25
Georgia	80	22,178,839.84	4.25
Hawaii	6	3,954,835.00	0.76
Idaho	3	1,032,400.00	0.20
Illinois	49	19,558,569.28	3.74
Indiana	6	1,402,700.00	0.27
Kansas	5	1,526,191.83	0.29
Kentucky	3	527,500.00	0.10
Louisiana	7	2,268,798.00	0.43
Maine	4	2,408,600.00	0.46
Maryland	37	14,010,854.25	2.68
Massachusetts	21	8,610,204.93	1.65
Michigan	18	5,434,470.00	1.04
Minnesota	15	3,932,399.99	0.75
Missouri	4	1,010,800.00	0.19
Montana	1	133,000.00	0.03
Nebraska	1	99,400.00	0.02
Nevada	45	17,316,409.99	3.32
New Hampshire	3	795,600.00	0.15
New Jersey	37	19,681,285.99	3.77
New Mexico	1	1,365,000.00	0.26
New York	12	7,192,800.00	1.38
North Carolina	62	18,405,696.68	3.52
Ohio	95	15,875,608.64	3.04
Oklahoma	5	1,361,855.00	0.26
Oregon	15	3,089,200.00	0.59
Pennsylvania	20	5,255,249.99	1.01
Rhode Island	3	771,400.00	0.15
South Carolina	25	6,089,214.48	1.17
Tennessee	8	1,907,120.00	0.37
Texas	55	14,980,867.00	2.87
Utah	27	5,965,479.98	1.14
Virginia	61	21,519,539.97	4.12
Washington	53	17,298,370.98	3.31
West Virginia	1	176,000.00	0.03
Wisconsin	4	912,020.00	0.17
Wyoming	1	164,000.00	0.03
Total:	**1,494**	**$522,333,927.11**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$263,980,981		
NUMBER OF LOANS	708		
AVG CURRENT BALANCE	$372,854	$50,000	$3,889,700
AVG ORIGINAL BALANCE	$372,872	$50,000	$3,889,700
WAVG LOAN RATE	3.193%	2.125%	5.375%
WAVG EXPENSE FEE[1]	0.388%	0.381%	1.506%
WAVG NET LOAN RATE	2.806%	1.745%	4.995%
WAVG GROSS MARGIN	1.859%	1.000%	3.625%
WAVG MAXIMUM LOAN RATE	12.009%	9.875%	16.125%
WAVG ORIGINAL LTV	70.65%	9.21%	100.00%
WAVG EFFECTIVE LTV[2]	69.18%	9.21%	95.00%
WAVG CREDIT SCORE	728	587	821
WAVG ORIGINAL TERM	342 months	300 months	360 months
WAVG REMAINING TERM	342 months	295 months	360 months
WAVG SEASONING	0 month	0 month	14 months
WAVG NEXT RATE RESET	3 months	1 month	6 months
WAVG RATE ADJ FREQ	3 months	1 month	6 months
WAVG FIRST RATE ADJ FREQ	3 months	1 month	6 months
WAVG IO ORIGINAL TERM [3]	113 months	60 months	120 months
WAVG IO REMAINING TERM [3]	113 months	46 months	120 months
TOP STATE CONCENTRATIONS($)	CA(33.85%),FL(10.58%),AZ(5.65%),NJ(4.68%)		
MAXIMUM ZIP CODE CONCENTRATION($)	95070(1.91%)		
FIRST PAY DATE		05/01/03	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		01/01/29	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1 M LIBOR	442	$178,057,655.85	67.45%
6 M LIBOR	266	85,923,324.97	32.55
Total:	**708**	**$263,980,980.82**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	708	$263,980,980.82	100.00%
Total:	**708**	**$263,980,980.82**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	30	$2,437,135.00	0.92%
100,000.01 to 200,000.00	203	30,791,899.74	11.66
200,000.01 to 300,000.00	149	37,062,253.85	14.04
300,000.01 to 400,000.00	109	38,254,304.23	14.49
400,000.01 to 500,000.00	80	36,224,109.36	13.72
500,000.01 to 600,000.00	36	19,793,834.99	7.50
600,000.01 to 700,000.00	31	19,878,124.99	7.53
700,000.01 to 800,000.00	17	12,651,177.00	4.79
800,000.01 to 900,000.00	11	9,401,000.00	3.56
900,000.01 to 1,000,000.00	19	18,507,149.99	7.01
1,000,000.01 to 1,100,000.00	4	4,253,891.67	1.61
1,100,000.01 to 1,200,000.00	3	3,464,400.00	1.31
1,200,000.01 to 1,300,000.00	1	1,235,500.00	0.47
1,300,000.01 to 1,400,000.00	2	2,680,500.00	1.02
1,400,000.01 to 1,500,000.00	2	3,000,000.00	1.14
1,600,000.01 to 1,700,000.00	1	1,699,250.00	0.64
1,700,000.01 to 1,800,000.00	1	1,704,000.00	0.65
1,800,000.01 to 1,900,000.00	2	3,626,000.00	1.37
1,900,000.01 to 2,000,000.00	4	7,926,750.00	3.00
2,400,000.01 to 2,500,000.00	1	2,500,000.00	0.95
2,900,000.01 to 3,000,000.00	1	3,000,000.00	1.14
3,000,000.01 >=	1	3,889,700.00	1.47
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.001 to 2.250	1	$270,000.00	0.10%
2.251 to 2.500	66	27,342,441.67	10.36
2.501 to 2.750	159	63,881,209.87	24.20
2.751 to 3.000	122	45,533,878.10	17.25
3.001 to 3.250	60	28,622,426.21	10.84
3.251 to 3.500	31	10,941,700.00	4.14
3.501 to 3.750	14	5,506,000.00	2.09
3.751 to 4.000	213	70,850,001.98	26.84
4.001 to 4.250	33	9,485,529.00	3.59
4.251 to 4.500	2	721,719.00	0.27
4.501 to 4.750	4	455,075.00	0.17
4.751 to 5.000	2	235,000.00	0.09
5.251 to 5.500	1	136,000.00	0.05
Total:	**708**	**$263,980,980.82**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.000	1	$270,000.00	0.10%
1.250	19	7,210,950.00	2.73
1.375	122	47,257,971.67	17.90
1.500	69	29,316,079.90	11.11
1.625	37	14,878,349.98	5.64
1.750	74	26,215,318.24	9.93
1.875	49	19,900,784.86	7.54
2.000	65	28,102,005.21	10.65
2.125	43	14,800,032.00	5.61
2.250	139	50,872,370.98	19.27
2.375	24	6,759,610.00	2.56
2.500	57	16,806,164.00	6.37
2.625	1	221,920.00	0.08
2.750	1	179,550.00	0.07
2.875	1	499,799.00	0.19
3.125	2	246,300.00	0.09
3.375	2	208,775.00	0.08
3.500	1	111,500.00	0.04
3.625	1	123,500.00	0.05
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	178	$80,526,086.43	30.50%
360	530	183,454,894.39	69.50
Total:	**708**	**$263,980,980.82**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
295 to 300	178	80,526,086.43	30.50%
343 to 348	1	807,000.00	0.31
349 to 354	3	1,772,000.00	0.67
355 to 360	526	180,875,894.39	68.52
Total:	**708**	**$263,980,980.82**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
43 to 48	1	$807,000.00	0.31%
49 to 54	3	1,772,000.00	0.67
55 to 60	74	28,765,600.00	10.90
115 to 120	630	232,636,380.83	88.13
Total:	**708**	**$263,980,980.82**	**100.00%**

[1] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	566	$214,652,430.86	81.31%
36	142	49,328,549.96	18.69
Total:	**708**	**$263,980,980.82**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004-07	127	$56,036,324.85	21.23%
2004-08	315	122,021,331.00	46.22
2004-10	1	123,500.00	0.05
2004-11	5	666,825.00	0.25
2004-12	88	27,423,843.97	10.39
2005-01	172	57,709,156.00	21.86
Total:	**708**	**$263,980,980.82**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.13%
10.01 to 20.00	2	221,800.00	0.08
20.01 to 30.00	9	3,751,200.00	1.42
30.01 to 40.00	17	6,756,499.99	2.56
40.01 to 50.00	34	14,458,744.84	5.48
50.01 to 60.00	56	23,874,006.07	9.04
60.01 to 70.00	133	61,447,714.46	23.28
70.01 to 75.00	105	40,992,808.26	15.53
75.01 to 80.00	301	95,074,006.21	36.02
80.01 to 85.00	5	1,225,000.00	0.46
85.01 to 90.00	10	2,403,099.00	0.91
90.01 to 95.00	22	3,370,907.00	1.28
95.01 to 100.00	13	10,055,195.00	3.81
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 10.00	1	$350,000.00	0.13%
10.01 to 20.00	2	221,800.00	0.08
20.01 to 30.00	9	3,751,200.00	1.42
30.01 to 40.00	17	6,756,499.99	2.56
40.01 to 50.00	36	18,580,444.84	7.04
50.01 to 60.00	58	25,156,006.07	9.53
60.01 to 70.00	143	66,331,209.46	25.13
70.01 to 75.00	105	40,992,808.26	15.53
75.01 to 80.00	300	94,842,006.21	35.93
80.01 to 85.00	5	1,225,000.00	0.46
85.01 to 90.00	10	2,403,099.00	0.91
90.01 to 95.00	22	3,370,907.00	1.28
Total:	**708**	**$263,980,980.82**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	1	$280,000.00	0.11%
580 to 659	1	220,654.84	0.08
600 to 619	3	2,356,500.00	0.89
620 to 639	17	5,297,244.00	2.01
640 to 659	29	12,530,538.86	4.75
660 to 679	65	24,723,385.00	9.37
680 to 699	89	28,884,614.99	10.94
700 to 719	96	35,913,477.61	13.60
720 to 739	95	38,421,863.23	14.55
740 to 759	98	34,396,968.55	13.03
760 to 779	103	38,939,341.49	14.75
780 to 799	81	32,716,842.26	12.39
800 to 819	29	9,179,550.00	3.48
820 to 839	1	120,000.00	0.05
Total:	**708**	**$263,980,980.82**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	708	$263,980,980.82	100.00%
Total:	**708**	**$263,980,980.82**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	353	$102,785,116.91	38.94%
Limited	186	83,283,194.96	31.55
Alternative	84	38,731,050.32	14.67
Lite	82	38,334,618.63	14.52
NR	3	847,000.00	0.32
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	613	$228,231,365.44	86.46%
Second Home	72	29,414,114.71	11.14
Investment	23	6,335,500.67	2.40
Total:	**708**	**$263,980,980.82**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	436	$164,856,825.68	62.45%
PUD	190	72,467,408.61	27.45
Condo	73	22,566,255.70	8.55
2-4 Family	7	2,887,990.82	1.09
Co-op	2	1,202,500.00	0.46
Total:	**708**	**$263,980,980.82**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	286	$111,228,143.47	42.13%
Cash Out Refinance	227	92,764,202.40	35.14
Rate/Term Refinance	195	59,988,634.95	22.72
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 2 – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alabama	2	$592,900.00	0.22%
Alaska	2	494,006.00	0.19
Arizona	50	14,923,424.99	5.65
Arkansas	1	150,400.00	0.06
California	179	89,348,326.76	33.85
Colorado	28	8,664,068.49	3.28
Connecticut	3	1,085,600.00	0.41
Delaware	1	262,000.00	0.10
District of Columbia	2	1,302,400.00	0.49
Florida	74	27,916,667.34	10.58
Georgia	25	5,748,545.00	2.18
Hawaii	4	1,788,500.00	0.68
Idaho	1	288,000.00	0.11
Illinois	18	7,856,802.00	2.98
Indiana	2	493,400.00	0.19
Kansas	5	614,650.00	0.23
Kentucky	3	491,560.00	0.19
Louisiana	1	188,000.00	0.07
Maryland	19	6,536,138.57	2.48
Massachusetts	11	3,601,675.00	1.36
Michigan	35	10,355,623.99	3.92
Minnesota	12	3,685,059.86	1.40
Missouri	1	192,500.00	0.07
Montana	2	333,000.00	0.13
Nebraska	1	300,000.00	0.11
Nevada	11	6,521,250.00	2.47
New Hampshire	1	302,000.00	0.11
New Jersey	20	12,362,650.00	4.68
New Mexico	3	229,250.00	0.09
New York	19	11,775,800.00	4.46
North Carolina	22	8,165,660.00	3.09
North Dakota	1	78,600.00	0.03
Ohio	48	8,367,133.98	3.17
Oregon	5	953,000.00	0.36
Pennsylvania	12	3,745,675.00	1.42
South Carolina	5	1,689,200.00	0.64
Tennessee	3	546,600.00	0.21
Texas	14	2,800,390.00	1.06
Utah	7	1,443,535.00	0.55
Virginia	20	6,139,365.00	2.33
Washington	30	10,666,204.84	4.04
West Virginia	1	175,000.00	0.07
Wisconsin	2	312,000.00	0.12
Wyoming	2	494,419.00	0.19
Total:	**708**	**$263,980,980.82**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

		Minimum	Maximum
TOTAL CURRENT BALANCE	$263,696,973		
NUMBER OF LOANS	772		
AVG CURRENT BALANCE	$341,576	$50,000	$1,920,000
AVG ORIGINAL BALANCE	$341,578	$50,000	$1,920,000
WAVG LOAN RATE	3.262%	2.250%	3.750%
WAVG EXPENSE FEE[1]	0.382%	0.381%	0.631%
WAVG NET LOAN RATE	2.880%	1.820%	3.370%
WAVG GROSS MARGIN	1.797%	1.250%	3.500%
WAVG MAXIMUM LOAN RATE	11.999%	9.375%	12.500%
WAVG ORIGINAL LTV	70.80%	13.40%	100.00%
WAVG EFFECTIVE LTV[2]	70.12%	13.40%	95.00%
WAVG CREDIT SCORE	733	576	832
WAVG ORIGINAL TERM	343 months	300 months	360 months
WAVG REMAINING TERM	343 months	294 months	360 months
WAVG SEASONING	0 month	0 month	14 months
WAVG NEXT RATE RESET	6 months	1 month	6 months
WAVG RATE ADJ FREQ	6 months	6 months	6 months
WAVG FIRST RATE ADJ FREQ	6 months	6 months	6 months
WAVG IO ORIGINAL TERM [3]	104 months	60 months	120 months
WAVG IO REMAINING TERM [3]	103 months	46 months	120 months
TOP STATE CONCENTRATIONS($)	CA(32.41%),FL(9.95%),CO(5.02%),AZ(4.77%),VA(4.58%)		
MAXIMUM ZIP CODE CONCENTRATION($)	92037(1.40%)		
FIRST PAY DATE		05/01/03	08/01/04
RATE CHANGE DATE		07/01/04	01/01/05
MATURITY DATE		12/01/28	07/01/34

(1) Expense Fee is defined as the sum of the servicing fee and the trustee fee.
(2) Effective LTV is defined as the following: original loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.
(3) Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

INDEX	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
6 M LIBOR	772	$263,696,972.71	100.00%
Total:	**772**	**$263,696,972.71**	**100.00%**

DELINQUENCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Current	772	$263,696,972.71	100.00%
Total:	**772**	**$263,696,972.71**	**100.00%**

CURRENT BALANCE ($)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0.01 to 100,000.00	48	$3,858,395.97	1.46%
100,000.01 to 200,000.00	228	35,088,913.77	13.31
200,000.01 to 300,000.00	182	45,709,478.98	17.33
300,000.01 to 400,000.00	116	40,720,141.57	15.44
400,000.01 to 500,000.00	63	29,062,158.98	11.02
500,000.01 to 600,000.00	42	23,288,865.17	8.83
600,000.01 to 700,000.00	31	20,123,049.99	7.63
700,000.01 to 800,000.00	18	13,941,319.30	5.29
800,000.01 to 900,000.00	9	7,663,500.00	2.91
900,000.01 to 1,000,000.00	14	13,489,598.99	5.12
1,000,000.01 to 1,100,000.00	1	1,061,600.00	0.40
1,100,000.01 to 1,200,000.00	3	3,513,950.00	1.33
1,200,000.01 to 1,300,000.00	2	2,550,000.00	0.97
1,300,000.01 to 1,400,000.00	3	4,120,000.00	1.56
1,400,000.01 to 1,500,000.00	4	5,930,000.00	2.25
1,500,000.01 to 1,600,000.00	3	4,724,000.00	1.79
1,600,000.01 to 1,700,000.00	1	1,625,000.00	0.62
1,700,000.01 to 1,800,000.00	3	5,307,000.00	2.01
1,900,000.01 to 2,000,000.00	1	1,920,000.00	0.73
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

LOAN RATE (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2.001 to 2.250	1	$1,000,000.00	0.38%
2.251 to 2.500	6	1,505,600.00	0.57
2.501 to 2.750	36	13,519,800.00	5.13
2.751 to 3.000	116	39,653,812.39	15.04
3.001 to 3.250	224	78,965,493.69	29.95
3.251 to 3.500	312	99,163,557.03	37.61
3.501 to 3.750	77	29,888,709.60	11.33
Total:	772	**$263,696,972.71**	**100.00%**

GROSS MARGIN (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
1.250	11	$3,016,700.00	1.14%
1.375	22	6,639,450.00	2.52
1.500	111	41,045,792.00	15.57
1.625	125	43,795,870.78	16.61
1.750	140	44,111,270.65	16.73
1.875	162	52,528,997.61	19.92
2.000	97	36,198,589.77	13.73
2.125	61	20,390,262.92	7.73
2.250	40	13,826,038.98	5.24
2.500	2	1,820,000.00	0.69
3.500	1	324,000.00	0.12
Total:	772	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

ORIGINAL TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
300	174	$74,574,956.35	28.28%
360	598	189,122,016.36	71.72
Total:	**772**	**$263,696,972.71**	**100.00%**

REMAINING TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
289 - 294	1	$790,314.30	0.30%
295 - 300	173	73,784,642.05	27.98
343 - 348	5	1,644,300.00	0.62
349 - 354	17	3,985,000.00	1.51
355 - 360	576	183,492,716.36	69.58
Total:	**772**	**$263,696,972.71**	**100.00%**

IO REMAINING TERM (Months) [1]	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
43 to 48	5	$1,644,300.00	0.62%
49 to 54	17	3,985,000.00	1.51
55 to 60	203	66,837,912.46	25.35
109 to 114	1	790,314.30	0.30
115 to 120	546	190,439,445.95	72.22
Total:	**772**	**$263,696,972.71**	**100.00%**

[1] Interest-Only Loans only.

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

PREPAY TERM (Months)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
0	535	$207,130,008.37	78.55%
36	237	56,566,964.34	21.45
Total:	**772**	**$263,696,972.71**	**100.00%**

RATE CHANGE DATE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
2004 - 07	2	$427,000.00	0.16%
2004 - 08	6	2,375,049.59	0.90
2004 - 09	11	3,096,382.40	1.17
2004 - 10	15	6,886,699.99	2.61
2004 - 11	34	11,042,559.90	4.19
2004 - 12	323	110,445,594.42	41.88
2005 - 01	381	129,423,686.40	49.08
Total:	**772**	**$263,696,972.71**	**100.00%**

ORIGINAL LTV (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	2	$547,000.00	0.21%
20.01 to 30.00	12	3,312,516.17	1.26
30.01 to 40.00	19	5,434,309.99	2.06
40.01 to 50.00	39	12,309,649.99	4.67
50.01 to 60.00	67	26,856,461.05	10.18
60.01 to 70.00	122	51,017,425.98	19.35
70.01 to 75.00	134	43,434,658.25	16.47
75.01 to 80.00	337	110,324,752.28	41.84
80.01 to 85.00	7	1,598,436.00	0.61
85.01 to 90.00	14	2,834,789.00	1.08
90.01 to 95.00	11	1,651,405.00	0.63
95.01 to 100.00	8	4,375,569.00	1.66
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

EFFECTIVE LTV [1] (%)	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
10.01 to 20.00	2	$547,000.00	0.21%
20.01 to 30.00	13	3,466,516.17	1.31
30.01 to 40.00	19	5,434,309.99	2.06
40.01 to 50.00	40	13,088,449.99	4.96
50.01 to 60.00	68	28,655,461.05	10.87
60.01 to 70.00	128	53,439,994.98	20.27
70.01 to 75.00	134	43,434,658.25	16.47
75.01 to 80.00	336	109,545,952.28	41.54
80.01 to 85.00	7	1,598,436.00	0.61
85.01 to 90.00	14	2,834,789.00	1.08
90.01 to 95.00	11	1,651,405.00	0.63
Total:	**772**	**$263,696,972.71**	**100.00%**

[1] Effective LTV is defined as the following: loan balance less amount of the pledge account divided by the less of the appraised values or sales price of the property.

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

CREDIT SCORE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
N/A	1	$148,500.00	0.06%
560 to 579	1	154,000.00	0.06
580 to 659	1	120,000.00	0.05
620 to 639	8	2,151,099.00	0.82
640 to 659	35	10,274,339.99	3.90
660 to 679	65	20,271,384.97	7.69
680 to 699	106	34,387,917.06	13.04
700 to 719	98	34,075,070.78	12.92
720 to 739	99	29,970,045.37	11.37
740 to 759	111	43,389,095.52	16.45
760 to 779	119	45,999,575.75	17.44
780 to 799	88	28,831,873.97	10.93
800 to 819	39	13,650,570.30	5.18
820 to 839	1	273,500.00	0.10
Total:	**772**	**$263,696,972.71**	**100.00%**

AMORTIZATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Interest Only	772	$263,696,972.71	100.00%
Total:	**772**	**$263,696,972.71**	**100.00%**

DOCUMENTATION	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Full	474	$142,978,008.08	54.22%
Limited	185	73,927,113.83	28.03
Alternative	56	27,120,811.00	10.28
Lite	55	18,471,039.80	7.00
NR	2	1,200,000.00	0.46
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

OCCUPANCY	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Primary	700	$236,450,379.42	89.67%
Second Home	60	23,356,152.29	8.86
Investment	12	3,890,441.00	1.48
Total:	**772**	**$263,696,972.71**	**100.00%**

PROPERTY TYPE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Single Family Residence	472	$162,689,823.45	61.70%
PUD	224	80,017,787.46	30.34
Condo	72	20,238,061.79	7.67
Co-op	3	631,000.00	0.24
2-4 Family	1	120,300.00	0.05
Total:	**772**	**$263,696,972.71**	**100.00%**

PURPOSE	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Purchase	269	$114,502,270.60	43.42%
Rate/Term Refinance	297	82,342,477.14	31.23
Cash Out Refinance	206	66,852,224.97	25.35
Total:	**772**	**$263,696,972.71**	**100.00%**

Sequoia Mortgage Trust 2004-7

Group 3 – Mortgage Loans
As of the Statistical Cut-Off Date

STATES	Number of Mortgage Loans	Principal Balance Outstanding as of the Statistical Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Statistical Cut-off Date
Alaska	1	$200,450.00	0.08%
Arizona	59	12,566,999.96	4.77
Arkansas	1	130,000.00	0.05
California	175	85,454,315.71	32.41
Colorado	41	13,224,665.00	5.02
Connecticut	5	1,662,100.00	0.63
Delaware	1	1,128,000.00	0.43
Florida	74	26,226,102.93	9.95
Georgia	35	9,299,005.99	3.53
Hawaii	1	520,000.00	0.20
Idaho	1	77,300.00	0.03
Illinois	18	6,051,569.00	2.29
Indiana	3	625,200.00	0.24
Kansas	2	734,000.00	0.28
Kentucky	2	485,250.00	0.18
Louisiana	4	932,000.00	0.35
Maryland	22	10,003,725.00	3.79
Massachusetts	14	7,760,599.00	2.94
Michigan	7	3,480,720.80	1.32
Minnesota	8	2,882,087.00	1.09
Missouri	3	638,150.00	0.24
Montana	1	49,999.99	0.02
Nevada	25	6,896,899.90	2.62
New Jersey	15	7,060,350.00	2.68
New Mexico	4	432,700.00	0.16
New York	6	1,674,599.99	0.64
North Carolina	24	6,834,197.40	2.59
Ohio	55	9,387,762.99	3.56
Oklahoma	1	215,000.00	0.08
Oregon	11	1,959,779.99	0.74
Pennsylvania	14	3,571,434.08	1.35
Rhode Island	3	1,172,000.00	0.44
South Carolina	18	6,740,435.00	2.56
Tennessee	7	1,987,600.00	0.75
Texas	38	10,223,549.99	3.88
Utah	14	3,511,850.00	1.33
Virginia	36	12,083,803.00	4.58
Washington	21	5,010,470.00	1.90
West Virginia	1	112,800.00	0.04
Wisconsin	1	689,500.00	0.26
Total:	**772**	**$263,696,972.71**	**100.00%**

Discount Margin Table (To Call)

Prepayment Speed	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR
	Discount Margin	*Discount Margin*	*Discount Margin*	*Discount Margin*	*Discount Margin*
A-2					
Price 100.00000	31	31	31	31	31
WAL	7.50	5.23	3.90	3.03	2.44
Mod Dur	6.76	4.83	3.66	2.88	2.34
Principal Window	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11
A-3-A					
Price 100.00000	33	33	33	33	33
WAL	7.44	5.20	3.89	3.03	2.44
Mod Dur	6.53	4.71	3.59	2.84	2.31
Principal Window	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11
A-3-B					
Price 100.00000	55	55	55	55	55
WAL	7.44	5.20	3.89	3.03	2.44
Mod Dur	6.44	4.66	3.57	2.82	2.30
Principal Window	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11
B-1					
Price 100.00000	55	55	55	55	55
WAL	12.45	8.90	6.69	5.41	4.60
Mod Dur	10.86	8.03	6.17	5.07	4.34
Principal Window	Feb11 - Mar22	Dec08 - Sep17	Oct07 - Sep14	Jan07 - Jul12	Aug06 - Jan11
B-2					
Price 100.00000	94	94	94	94	94
WAL	12.45	8.90	6.69	5.41	4.60
Mod Dur	10.58	7.87	6.07	5.00	4.29
Principal Window	Feb11 - Mar22	Dec08 - Sep17	Oct07 - Sep14	Jan07 - Jul12	Aug06 - Jan11

Yield Table (To Call)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
X-A	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*	*Yield*
Price 2.75638	38.73	32.13	25.30	18.00	9.80	0.65	(9.38)	(20.35)	(32.20)	(45.50)
Mod Duration	2.07	2.12	2.15	2.15	2.12	2.07	2.03	1.98	1.95	1.93

BEEM Table (To Call)

	5% CPR	10% CPR	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR	50% CPR
A-1**	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*	*BEEM*
Price 102.30974	117	104	89	72	53	33	11	(12)	(38)	(66)
WAL	11.56	7.44	5.20	3.89	3.03	2.44	2.02	1.70	1.46	1.25
Payment Window	Aug04 - Oct27	Aug04 - Mar22	Aug04 - Sep17	Aug04 - Sep14	Aug04 - Jul12	Aug04 - Jan11	Aug04 - Dec09	Aug04 - Feb09	Aug04 - Jun08	Aug04 - Nov07

*Assume 1 Month LIBOR is 1.38% and 6 Month LIBOR is 1.84%

**Bond Equivalent Effective Margin is calculated off 6 Month LIBOR

Discount Margin Table (To Maturity)

Prepayment Speed	10% CPR *Discount Margin*	15% CPR *Discount Margin*	20% CPR *Discount Margin*	25% CPR *Discount Margin*	30% CPR *Discount Margin*
A-2					
Price 100.00000	32	33	33	33	34
WAL	7.88	5.62	4.24	3.33	2.69
Mod Dur	7.03	5.13	3.94	3.13	2.56
Principal Window	Aug04 - Jul34	Aug04 - Jul34	Aug04 - Jul34	Aug04 - Jul34	Aug04 - Jul34
A-3-A					
Price 100.00000	34	34	34	35	35
WAL	7.82	5.59	4.23	3.32	2.69
Mod Dur	6.77	4.98	3.85	3.07	2.52
Principal Window	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34
A-3-B					
Price 100.00000	57	58	58	59	59
WAL	7.82	5.59	4.23	3.32	2.69
Mod Dur	6.68	4.93	3.82	3.05	2.50
Principal Window	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34
B-1					
Price 100.00000	56	57	57	58	58
WAL	13.26	9.72	7.42	6.10	5.24
Mod Dur	11.41	8.63	6.73	5.62	4.88
Principal Window	Feb11 - Jul34	Dec08 - Jul34	Oct07 - Jul34	Jan07 - Jul34	Aug06 - Jul34
B-2					
Price 100.00000	96	97	98	98	99
WAL	13.26	9.72	7.42	6.10	5.24
Mod Dur	11.09	8.44	6.61	5.53	4.82
Principal Window	Feb11 - Jul34	Dec08 - Jul34	Oct07 - Jul34	Jan07 - Jul34	Aug06 - Jul34

Yield Table (To Maturity)

X-A	5% CPR *Yield*	10% CPR *Yield*	15% CPR *Yield*	20% CPR *Yield*	25% CPR *Yield*	30% CPR *Yield*	35% CPR *Yield*	40% CPR *Yield*	45% CPR *Yield*	50% CPR *Yield*
Price 2.75638	38.73	32.15	25.43	18.52	11.20	3.48	(4.53)	(12.80)	(21.60)	(30.82)
Mod Duration	2.07	2.12	2.18	2.23	2.28	2.35	2.43	2.53	2.66	2.82

BEEM Table (To Maturity)

A-1**	5% CPR *BEEM*	10% CPR *BEEM*	15% CPR *BEEM*	20% CPR *BEEM*	25% CPR *BEEM*	30% CPR *BEEM*	35% CPR *BEEM*	40% CPR *BEEM*	45% CPR *BEEM*	50% CPR *BEEM*
Price 102.30974	117	105	92	77	60	42	22	1	(22)	(48)
WAL	11.84	7.83	5.59	4.23	3.32	2.69	2.23	1.87	1.60	1.38
Payment Window	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Jun34	Aug04 - Apr34

*Assume 1 Month LIBOR is 1.38% and 6 Month LIBOR is 1.84%

**Bond Equivalent Effective Margin is calculated off 6 Month LIBOR

Current Balance	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Average Current Balance	Weighted Average FICO Score	Weighted Average Original Subject LTV	Weighted Average Effective LTV	Weighted Average Coupon	Weighted Average Gross Margin	Percent Full Doc
0.01 - 1,000,000.00	1,457	467,715,849.96	89.54	321,013	731.6	70.61	70.30	3.302	1.819	58.2
1,000,000.01 - 1,100,000.00	4	4,158,000.00	0.80	1,039,500	731.0	69.98	69.98	3.085	1.748	51.5
1,100,000.01 - 1,200,000.00	3	3,485,700.00	0.67	1,161,900	735.1	63.01	63.01	3.292	1.876	66.7
1,200,000.01 - 1,300,000.00	6	7,537,150.00	1.44	1,256,192	736.8	66.35	66.35	3.369	1.811	33.8
1,300,000.01 - 1,400,000.00	7	9,551,000.00	1.83	1,364,429	743.3	67.64	67.64	3.178	1.732	28.6
1,400,000.01 - 1,500,000.00	3	4,366,841.00	0.84	1,455,614	717.0	67.28	67.28	3.289	2.003	32.7
1,500,000.01 - 1,600,000.00	2	3,112,500.00	0.60	1,556,250	688.3	72.11	72.11	3.252	1.875	49.4
1,600,000.01 - 1,700,000.00	2	3,369,339.65	0.65	1,684,670	714.1	70.00	70.00	3.252	1.813	100.0
1,700,000.01 - 1,800,000.00	3	5,269,312.50	1.01	1,756,438	733.8	62.76	62.76	3.166	1.709	66.3
1,800,000.01 - 1,900,000.00	1	1,860,000.00	0.36	1,860,000	714.0	60.00	60.00	2.875	1.750	100.0
1,900,000.01 - 2,000,000.00	6	11,908,234.00	2.28	1,984,706	704.3	70.36	70.36	3.334	1.688	0.0
Total:	1,494	522,333,927.12	100.00	349,621	730.8	70.30	70.01	3.296	1.815	56.3

Current Balance	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Average Current Balance	Weighted Average FICO Score	Weighted Average Original Subject LTV	Weighted Average Effective LTV	Weighted Average Coupon	Weighted Average Gross Margin	Percent Full Doc
0.01 - 1,000,000.00	685	225,000,989.15	85.23	328,469	729.0	70.57	70.07	3.222	1.876	44.1
1,000,000.01 - 1,100,000.00	4	4,253,891.67	1.61	1,063,473	776.1	80.98	71.25	2.532	1.375	0.0
1,100,000.01 - 1,200,000.00	3	3,464,400.00	1.31	1,154,800	737.7	80.00	80.00	2.544	1.419	0.0
1,200,000.01 - 1,300,000.00	1	1,235,500.00	0.47	1,235,500	726.0	70.00	70.00	3.875	2.250	0.0
1,300,000.01 - 1,400,000.00	2	2,680,500.00	1.02	1,340,250	700.2	75.10	75.10	2.872	1.620	0.0
1,400,000.01 - 1,500,000.00	2	3,000,000.00	1.14	1,500,000	746.0	46.99	46.99	3.375	1.813	50.0
1,600,000.01 - 1,700,000.00	1	1,699,250.00	0.64	1,699,250	791.0	100.00	69.99	2.625	1.375	0.0
1,700,000.01 - 1,800,000.00	1	1,704,000.00	0.65	1,704,000	730.0	80.00	80.00	2.625	1.375	0.0
1,800,000.01 - 1,900,000.00	2	3,626,000.00	1.37	1,813,000	667.9	63.65	63.65	3.875	2.250	0.0
1,900,000.01 - 2,000,000.00	4	7,926,750.00	3.00	1,981,688	725.1	51.99	51.99	2.961	1.745	25.1
2,000,000.01 >=	3	9,389,700.00	3.56	3,129,900	703.1	82.08	62.61	3.132	1.967	0.0
Total:	708	263,980,980.82	100.00	372,854	728.3	70.65	69.18	3.193	1.859	38.9

Current Balance	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Average Current Balance	Weighted Average FICO Score	Weighted Average Original Subject LTV	Weighted Average Effective LTV	Weighted Average Coupon	Weighted Average Gross Margin	Percent Full Doc
0.01 - 1,000,000.00	751	232,945,422.71	88.34	310,180	732.5	70.46	70.16	3.265	1.807	57.4
1,000,000.01 - 1,100,000.00	1	1,061,600.00	0.40	1,061,600	782.0	80.00	80.00	3.125	1.500	0.0
1,100,000.01 - 1,200,000.00	3	3,513,950.00	1.33	1,171,317	722.0	68.22	68.22	3.166	1.711	0.0
1,200,000.01 - 1,300,000.00	2	2,550,000.00	0.97	1,275,000	777.8	83.75	68.45	3.370	1.748	0.0
1,300,000.01 - 1,400,000.00	3	4,120,000.00	1.56	1,373,333	765.4	74.57	74.57	3.374	1.996	33.0
1,400,000.01 - 1,500,000.00	4	5,930,000.00	2.25	1,482,500	708.9	59.71	59.71	3.375	1.874	75.9
1,500,000.01 - 1,600,000.00	3	4,724,000.00	1.79	1,574,667	752.0	80.00	80.00	3.167	1.542	0.0
1,600,000.01 - 1,700,000.00	1	1,625,000.00	0.62	1,625,000	766.0	65.00	65.00	3.000	1.750	100.0
1,700,000.01 - 1,800,000.00	3	5,307,000.00	2.01	1,769,000	735.7	79.00	65.44	3.086	1.583	32.9
1,900,000.01 - 2,000,000.00	1	1,920,000.00	0.73	1,920,000	712.0	80.00	80.00	3.375	1.500	0.0
Total:	772	263,696,972.71	100.00	341,576	733.5	70.80	70.12	3.262	1.797	54.2

Current Balance	Number of Mortgage Loans	Total Current Balance	% of Total Current Balance	Average Current Balance	Weighted Average FICO Score	Weighted Average Original Subject LTV	Weighted Average Effective LTV	Weighted Average Coupon	Weighted Average Gross Margin	Percent Full Doc
0.01 - 1,000,000.00	2,893	925,662,261.82	88.16	319,966	731.2	70.57	70.21	3.273	1.830	54.6
1,000,000.01 - 1,100,000.00	9	9,473,491.67	0.90	1,052,610	756.9	76.04	71.67	2.841	1.553	22.6
1,100,000.01 - 1,200,000.00	9	10,464,050.00	1.00	1,162,672	731.5	70.38	70.38	3.002	1.670	22.2
1,200,000.01 - 1,300,000.00	9	11,322,650.00	1.08	1,258,072	744.9	70.66	67.22	3.425	1.844	22.5
1,300,000.01 - 1,400,000.00	12	16,351,500.00	1.56	1,362,625	741.8	70.61	70.61	3.177	1.780	25.0
1,400,000.01 - 1,500,000.00	9	13,296,841.00	1.27	1,477,427	719.9	59.33	59.33	3.347	1.902	55.9
1,500,000.01 - 1,600,000.00	5	7,836,500.00	0.75	1,567,300	726.7	76.87	76.87	3.200	1.674	19.6
1,600,000.01 - 1,700,000.00	4	6,693,589.65	0.64	1,673,397	746.2	76.40	68.78	3.032	1.686	74.6
1,700,000.01 - 1,800,000.00	7	12,280,312.50	1.17	1,754,330	734.1	72.17	66.31	3.056	1.608	42.7
1,800,000.01 - 1,900,000.00	3	5,486,000.00	0.52	1,828,667	683.5	62.41	62.41	3.536	2.080	33.9
1,900,000.01 - 2,000,000.00	11	21,754,984.00	2.07	1,977,726	712.6	64.52	64.52	3.202	1.692	9.2
2,000,000.01 >=	3	9,389,700.00	0.89	3,129,900	703.1	82.08	62.61	3.132	1.967	0.0
Total:	2,974	1,050,011,880.64	100.00	353,064	730.8	70.51	69.83	3.262	1.821	51.4

20% CPR

		Flat			FWD			FWD+150		
	SEV	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
A1	35	3.22	4.42	3.93	3.22	4.45	3.95	3.22	4.46	3.96
A1	45	2.44	4.43	4.02	2.43	4.44	4.04	2.43	4.44	4.05

SEQUOIA MORTGAGE TRUST 2004-7 - CashflowsB2

Morgan Stanley

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Gross Writedown	Accum Gross Writedown
Total		11,025,000.00	12,636,865.67	23,661,865.67		2,616,166.33	8,408,833.67	0	0	
0	29-Jul-04	0	0	0	11,025,000.00	0	0	0	0	0
1	20-Aug-04	0	14,534.63	14,534.63	11,025,000.00	0	0	0	0	0
2	20-Sep-04	0	30,247.58	30,247.58	11,025,000.00	0	0	0	0	0
3	20-Oct-04	0	30,470.21	30,470.21	11,025,000.00	0	0	0	0	0
4	20-Nov-04	0	30,729.61	30,729.61	11,025,000.00	0	0	0	0	0
5	20-Dec-04	0	31,098.28	31,098.28	11,025,000.00	0	0	0	0	0
6	20-Jan-05	0	52,322.34	52,322.34	11,025,000.00	0	0	0	0	0
7	20-Feb-05	0	59,526.66	59,526.66	11,025,000.00	0	0	0	0	0
8	20-Mar-05	0	59,509.85	59,509.85	11,025,000.00	0	0	0	0	0
9	20-Apr-05	0	59,496.86	59,496.86	11,025,000.00	0	0	0	0	0
10	20-May-05	0	59,479.80	59,479.80	11,025,000.00	0	0	0	0	0
11	20-Jun-05	0	59,492.12	59,492.12	11,025,000.00	0	0	0	0	0
12	20-Jul-05	0	56,501.24	56,501.24	11,025,000.00	0	0	0	0	0
13	20-Aug-05	0	55,068.96	55,068.96	11,025,000.00	0	0	0	0	0
14	20-Sep-05	0	56,289.06	56,289.06	11,025,000.00	0	0	0	0	0
15	20-Oct-05	0	57,033.24	57,033.24	11,025,000.00	0	0	0	0	0
16	20-Nov-05	0	58,044.79	58,044.79	11,025,000.00	0	0	0	0	0
17	20-Dec-05	0	59,167.50	59,167.50	11,025,000.00	0	0	0	0	0
18	20-Jan-06	0	59,983.35	59,983.35	11,025,000.00	0	0	0	0	0
19	20-Feb-06	0	61,009.59	61,009.59	11,025,000.00	0	0	0	0	0
20	20-Mar-06	0	61,978.88	61,978.88	11,025,000.00	0	0	0	0	0
21	20-Apr-06	0	62,071.67	62,071.67	11,025,000.00	0	0	0	0	0
22	20-May-06	0	62,953.67	62,953.67	11,025,000.00	0	0	0	0	0
23	20-Jun-06	0	63,905.49	63,905.49	11,025,000.00	0	0	0	0	0
24	20-Jul-06	0	63,967.97	63,967.97	11,025,000.00	0	0	0	0	0
25	20-Aug-06	0	64,602.83	64,602.83	11,025,000.00	0	0	0	0	0
26	20-Sep-06	0	65,468.29	65,468.29	11,025,000.00	0	0	0	0	0
27	20-Oct-06	0	65,472.88	65,472.88	11,025,000.00	0	0	0	0	0
28	20-Nov-06	0	66,064.56	66,064.56	11,025,000.00	0	0	0	0	0

29	20-Dec-06	0	66,834.47	66,834.47	11,025,000.00	0	0	0	0	0
30	20-Jan-07	0	66,906.13	66,906.13	11,025,000.00	0	0	0	0	0
31	20-Feb-07	0	67,486.78	67,486.78	11,025,000.00	0	0	0	0	0
32	20-Mar-07	0	68,167.57	68,167.57	11,025,000.00	0	0	0	0	0
33	20-Apr-07	0	68,128.07	68,128.07	11,025,000.00	0	0	0	0	0
34	20-May-07	0	68,593.88	68,593.88	11,025,000.00	0	0	0	0	0
35	20-Jun-07	0	69,248.94	69,248.94	11,025,000.00	0	0	0	0	0
36	20-Jul-07	0	69,239.76	69,239.76	11,025,000.00	0	0	0	0	0
37	20-Aug-07	0	69,704.64	69,704.64	11,025,000.00	0	0	0	0	0
38	20-Sep-07	0	70,318.37	70,318.37	11,025,000.00	0	0	0	0	0
39	20-Oct-07	0	70,345.01	70,345.01	11,025,000.00	0	0	0	0	0
40	20-Nov-07	0	70,815.41	70,815.41	11,025,000.00	0	0	0	0	0
41	20-Dec-07	0	71,379.52	71,379.52	11,025,000.00	0	0	0	0	0
42	20-Jan-08	0	71,452.11	71,452.11	11,025,000.00	0	0	0	0	0
43	20-Feb-08	0	71,918.83	71,918.83	11,025,000.00	0	0	0	0	0
44	20-Mar-08	0	72,435.17	72,435.17	11,025,000.00	0	0	0	0	0
45	20-Apr-08	0	72,389.23	72,389.23	11,025,000.00	0	0	0	0	0
46	20-May-08	0	72,793.48	72,793.48	11,025,000.00	0	0	0	0	0
47	20-Jun-08	0	73,295.12	73,295.12	11,025,000.00	0	0	0	0	0
48	20-Jul-08	0	73,278.58	73,278.58	11,025,000.00	0	0	0	0	0
49	20-Aug-08	0	73,688.34	73,688.34	11,025,000.00	0	0	0	0	0
50	20-Sep-08	0	74,163.34	74,163.34	11,025,000.00	0	0	0	0	0
51	20-Oct-08	0	74,138.53	74,138.53	11,025,000.00	0	0	0	0	0
52	20-Nov-08	0	74,542.78	74,542.78	11,025,000.00	0	0	0	0	0
53	20-Dec-08	0	74,984.70	74,984.70	11,025,000.00	0	0	0	0	0
54	20-Jan-09	0	75,006.75	75,006.75	11,025,000.00	0	0	0	0	0
55	20-Feb-09	0	75,406.41	75,406.41	11,025,000.00	0	0	0	0	0
56	20-Mar-09	0	75,805.14	75,805.14	11,025,000.00	0	0	0	0	0
57	20-Apr-09	0	75,721.54	75,721.54	11,025,000.00	0	0	0	0	0
58	20-May-09	0	76,060.56	76,060.56	11,025,000.00	0	0	0	0	0
59	20-Jun-09	0	76,465.73	76,465.73	11,025,000.00	0	0	0	0	0
60	20-Jul-09	0	76,407.84	76,407.84	11,025,000.00	0	0	0	0	0
61	20-Aug-09	0	76,754.21	76,754.21	11,025,000.00	0	0	0	0	0
62	20-Sep-09	0	77,172.24	77,172.24	11,025,000.00	0	0	0	0	0
63	20-Oct-09	0	76,359.15	76,359.15	11,025,000.00	0	0	0	0	0
64	20-Nov-09	0	76,296.68	76,296.68	11,025,000.00	0	0	0	0	0
65	20-Dec-09	0	76,648.56	76,648.56	11,025,000.00	0	0	0	0	0
66	20-Jan-10	0	77,081.29	77,081.29	11,025,000.00	0	0	0	0	0

67	20-Feb-10	0	78,336.30	78,336.30	11,025,000.00	0	0	0	0	0
68	20-Mar-10	0	78,905.01	78,905.01	11,025,000.00	0	0	0	0	0
69	20-Apr-10	0	79,305.58	79,305.58	11,025,000.00	0	0	0	0	0
70	20-May-10	0	79,694.21	79,694.21	11,025,000.00	0	0	0	0	0
71	20-Jun-10	0	80,079.17	80,079.17	11,025,000.00	0	0	0	0	0
72	20-Jul-10	0	80,099.38	80,099.38	11,025,000.00	0	0	0	0	0
73	20-Aug-10	0	78,365.70	78,365.70	11,025,000.00	0	0	0	0	0
74	20-Sep-10	0	78,225.13	78,225.13	11,025,000.00	0	0	0	0	0
75	20-Oct-10	0	78,516.38	78,516.38	11,025,000.00	0	0	0	0	0
76	20-Nov-10	0	78,831.51	78,831.51	11,025,000.00	0	0	0	0	0
77	20-Dec-10	0	79,139.29	79,139.29	11,025,000.00	0	0	0	0	0
78	20-Jan-11	0	79,473.71	79,473.71	11,025,000.00	0	0	0	0	0
79	20-Feb-11	0	79,897.26	79,897.26	11,025,000.00	0	0	0	0	0
80	20-Mar-11	98,820.96	80,211.47	179,032.42	10,926,179.04	2,466.25	96,354.70	0	0	0
81	20-Apr-11	97,954.57	79,808.45	177,763.03	10,828,224.47	2,463.70	95,490.87	0	0	0
82	20-May-11	97,095.81	79,397.96	176,493.76	10,731,128.67	2,461.20	94,634.61	0	0	0
83	20-Jun-11	96,244.57	78,984.68	175,229.26	10,634,884.09	2,458.71	93,785.86	0	0	0
84	20-Jul-11	95,423.72	78,230.21	173,653.92	10,539,460.38	2,479.37	92,944.35	0	0	0
85	20-Aug-11	94,595.20	75,863.04	170,458.23	10,444,865.18	2,485.06	92,110.14	0	0	0
86	20-Sep-11	93,767.18	75,000.22	168,767.41	10,351,097.99	2,483.95	91,283.23	0	0	0
87	20-Oct-11	92,945.12	74,539.98	167,485.10	10,258,152.87	2,481.54	90,463.58	0	0	0
88	20-Nov-11	92,130.18	74,104.04	166,234.22	10,166,022.70	2,479.07	89,651.11	0	0	0
89	20-Dec-11	91,322.41	73,659.61	164,982.02	10,074,700.29	2,476.64	88,845.77	0	0	0
90	20-Jan-12	90,507.65	73,149.04	163,656.69	9,984,192.63	2,460.05	88,047.61	0	0	0
91	20-Feb-12	89,714.37	72,268.08	161,982.45	9,894,478.26	2,457.93	87,256.44	0	0	0
92	20-Mar-12	88,928.20	71,721.77	160,649.98	9,805,550.06	2,455.99	86,472.21	0	0	0
93	20-Apr-12	88,148.57	71,283.90	159,432.47	9,717,401.49	2,453.71	85,694.85	0	0	0
94	20-May-12	87,375.78	70,843.10	158,218.87	9,630,025.72	2,451.46	84,924.31	0	0	0
95	20-Jun-12	86,609.73	70,409.13	157,018.86	9,543,415.98	2,449.21	84,160.53	0	0	0
96	20-Jul-12	85,827.71	69,897.57	155,725.28	9,457,588.27	2,424.07	83,403.64	0	0	0
97	20-Aug-12	85,075.52	69,046.70	154,122.22	9,372,512.76	2,422.14	82,653.38	0	0	0
98	20-Sep-12	84,330.09	68,522.44	152,852.53	9,288,182.66	2,420.39	81,909.70	0	0	0
99	20-Oct-12	83,590.92	68,081.60	151,672.52	9,204,591.75	2,418.38	81,172.54	0	0	0
100	20-Nov-12	82,858.18	67,654.52	150,512.69	9,121,733.57	2,416.34	80,441.84	0	0	0
101	20-Dec-12	82,131.87	67,224.14	149,356.00	9,039,601.70	2,414.33	79,717.54	0	0	0
102	20-Jan-13	81,349.65	66,886.27	148,235.92	8,958,252.06	2,349.50	79,000.14	0	0	0
103	20-Feb-13	80,631.76	66,953.23	147,584.99	8,877,620.30	2,342.68	78,289.08	0	0	0
104	20-Mar-13	79,925.05	66,622.10	146,547.15	8,797,695.25	2,340.81	77,584.24	0	0	0

105	20-Apr-13	79,224.78	66,218.05	145,442.83	8,718,470.47	2,339.20	76,885.58	0	0	0
106	20-May-13	78,530.68	65,802.66	144,333.33	8,639,939.79	2,337.64	76,193.04	0	0	0
107	20-Jun-13	77,842.64	65,393.54	143,236.19	8,562,097.15	2,336.07	75,506.57	0	0	0
108	20-Jul-13	77,135.13	64,901.41	142,036.54	8,484,962.02	2,308.79	74,826.34	0	0	0
109	20-Aug-13	76,460.03	64,041.67	140,501.69	8,408,502.00	2,307.96	74,152.06	0	0	0
110	20-Sep-13	75,790.64	63,535.34	139,325.98	8,332,711.36	2,306.95	73,483.69	0	0	0
111	20-Oct-13	75,126.80	63,120.98	138,247.79	8,257,584.56	2,305.64	72,821.17	0	0	0
112	20-Nov-13	74,468.75	62,718.42	137,187.17	8,183,115.81	2,304.30	72,164.45	0	0	0
113	20-Dec-13	73,816.48	62,311.70	136,128.17	8,109,299.33	2,302.99	71,513.48	0	0	0
114	20-Jan-14	73,134.53	61,916.53	135,051.06	8,036,164.80	2,266.00	70,868.53	0	0	0
115	20-Feb-14	72,492.17	61,538.27	134,030.44	7,963,672.63	2,262.92	70,229.24	0	0	0
116	20-Mar-14	71,862.45	61,129.15	132,991.60	7,891,810.18	2,266.93	69,595.51	0	0	0
117	20-Apr-14	71,233.18	60,739.97	131,973.15	7,820,577.00	2,265.85	68,967.33	0	0	0
118	20-May-14	70,609.46	60,342.92	130,952.38	7,749,967.55	2,264.81	68,344.64	0	0	0
119	20-Jun-14	70,032.62	59,946.64	129,979.26	7,679,934.93	2,305.57	67,727.05	0	0	0
120	20-Jul-14	74,316.81	59,300.62	133,617.43	7,605,618.12	7,245.14	67,071.67	0	0	0
121	20-Aug-14	78,666.78	57,442.06	136,108.84	7,526,951.34	12,288.85	66,377.93	0	0	0
122	20-Sep-14	77,981.30	56,657.87	134,639.17	7,448,970.04	12,291.06	65,690.24	0	0	0
123	20-Oct-14	77,290.04	56,172.06	133,462.10	7,371,680.00	12,281.40	65,008.64	0	0	0
124	20-Nov-14	76,604.20	55,706.56	132,310.75	7,295,075.81	12,271.11	64,333.09	0	0	0
125	20-Dec-14	75,924.68	55,237.10	131,161.77	7,219,151.13	12,261.14	63,663.53	0	0	0
126	20-Jan-15	75,204.05	54,778.32	129,982.37	7,143,947.08	12,203.72	63,000.33	0	0	0
127	20-Feb-15	74,504.94	54,329.72	128,834.65	7,069,442.15	12,161.64	62,343.29	0	0	0
128	20-Mar-15	73,844.99	53,860.90	127,705.89	6,995,597.16	12,152.91	61,692.08	0	0	0
129	20-Apr-15	73,190.16	53,412.55	126,602.71	6,922,406.99	12,143.53	61,046.63	0	0	0
130	20-May-15	72,541.52	52,957.57	125,499.09	6,849,865.47	12,134.61	60,406.91	0	0	0
131	20-Jun-15	71,898.27	52,509.36	124,407.63	6,777,967.19	12,125.41	59,772.86	0	0	0
132	20-Jul-15	71,246.09	51,987.01	123,233.10	6,706,721.10	12,101.53	59,144.57	0	0	0
133	20-Aug-15	70,628.50	51,134.28	121,762.78	6,636,092.60	12,106.79	58,521.71	0	0	0
134	20-Sep-15	70,006.38	50,602.42	120,608.79	6,566,086.23	12,102.03	57,904.35	0	0	0
135	20-Oct-15	69,386.34	50,155.60	119,541.93	6,496,699.89	12,093.88	57,292.45	0	0	0
136	20-Nov-15	68,771.41	49,720.33	118,491.74	6,427,928.48	12,085.44	56,685.98	0	0	0
137	20-Dec-15	68,161.86	49,282.39	117,444.25	6,359,766.62	12,076.98	56,084.88	0	0	0
138	20-Jan-16	67,490.21	48,858.38	116,348.59	6,292,276.40	12,000.51	55,489.70	0	0	0
139	20-Feb-16	66,862.33	48,460.49	115,322.82	6,225,414.07	11,962.27	54,900.06	0	0	0
140	20-Mar-16	66,270.67	48,033.74	114,304.40	6,159,143.41	11,955.02	54,315.64	0	0	0
141	20-Apr-16	65,684.02	47,614.80	113,298.82	6,093,459.38	11,947.63	53,736.39	0	0	0
142	20-May-16	65,102.90	47,190.80	112,293.70	6,028,356.48	11,940.63	53,162.27	0	0	0

143	20-Jun-16	64,527.16	46,770.00	111,297.16	5,963,829.32	11,933.93	52,593.23	0	0	0
144	20-Jul-16	64,039.24	46,197.31	110,236.55	5,899,790.09	12,010.75	52,028.48	0	0	0
145	20-Aug-16	63,547.90	44,921.49	108,469.39	5,836,242.19	12,079.83	51,468.07	0	0	0
146	20-Sep-16	62,992.92	44,319.45	107,312.37	5,773,249.27	12,080.36	50,912.56	0	0	0
147	20-Oct-16	62,435.06	43,898.34	106,333.40	5,710,814.21	12,073.10	50,361.96	0	0	0
148	20-Nov-16	61,881.64	43,491.18	105,372.82	5,648,932.57	12,065.40	49,816.25	0	0	0
149	20-Dec-16	61,333.25	43,082.05	104,415.31	5,587,599.31	12,057.89	49,275.37	0	0	0
150	20-Jan-17	60,743.25	42,699.04	103,442.28	5,526,856.07	12,003.56	48,739.69	0	0	0
151	20-Feb-17	60,173.45	42,402.50	102,575.95	5,466,682.62	11,964.41	48,209.04	0	0	0
152	20-Mar-17	59,640.23	42,016.92	101,657.15	5,407,042.39	11,957.14	47,683.09	0	0	0
153	20-Apr-17	59,111.98	41,628.37	100,740.35	5,347,930.41	11,950.18	47,161.80	0	0	0
154	20-May-17	58,588.80	41,233.43	99,822.23	5,289,341.61	11,943.68	46,645.12	0	0	0
155	20-Jun-17	58,069.95	40,844.74	98,914.68	5,231,271.67	11,936.93	46,133.02	0	0	0
156	20-Jul-17	57,548.50	40,406.78	97,955.28	5,173,723.16	11,922.99	45,625.52	0	0	0
157	20-Aug-17	57,050.86	39,751.87	96,802.73	5,116,672.30	11,928.46	45,122.40	0	0	0
158	20-Sep-17	56,548.58	39,310.54	95,859.12	5,060,123.72	11,924.86	44,623.72	0	0	0
159	20-Oct-17	56,048.24	38,926.69	94,974.93	5,004,075.48	11,918.80	44,129.44	0	0	0
160	20-Nov-17	55,552.04	38,551.81	94,103.86	4,948,523.44	11,912.50	43,639.55	0	0	0
161	20-Dec-17	55,059.90	38,177.03	93,236.94	4,893,463.53	11,905.91	43,153.99	0	0	0
162	20-Jan-18	54,471.81	37,863.99	92,335.80	4,838,991.72	11,798.19	42,673.62	0	0	0
163	20-Feb-18	53,932.60	37,815.11	91,747.71	4,785,059.12	11,734.60	42,198.00	0	0	0
164	20-Mar-18	53,453.85	37,508.08	90,961.94	4,731,605.27	11,727.24	41,726.61	0	0	0
165	20-Apr-18	52,981.63	37,153.35	90,134.98	4,678,623.64	11,722.25	41,259.38	0	0	0
166	20-May-18	52,514.06	36,790.75	89,304.81	4,626,109.58	11,717.79	40,796.28	0	0	0
167	20-Jun-18	52,050.27	36,433.70	88,483.97	4,574,059.31	11,713.01	40,337.26	0	0	0
168	20-Jul-18	51,576.86	36,032.15	87,609.02	4,522,482.44	11,694.44	39,882.42	0	0	0
169	20-Aug-18	51,133.28	35,433.27	86,566.55	4,471,349.17	11,701.79	39,431.49	0	0	0
170	20-Sep-18	50,684.59	35,029.29	85,713.88	4,420,664.58	11,700.07	38,984.52	0	0	0
171	20-Oct-18	50,237.57	34,676.80	84,914.37	4,370,427.01	11,696.08	38,541.49	0	0	0
172	20-Nov-18	49,794.21	34,332.98	84,127.20	4,320,632.80	11,691.85	38,102.37	0	0	0
173	20-Dec-18	49,354.80	33,987.54	83,342.34	4,271,277.99	11,687.68	37,667.12	0	0	0
174	20-Jan-19	48,880.77	33,650.55	82,531.32	4,222,397.23	11,644.71	37,236.06	0	0	0
175	20-Feb-19	48,433.97	33,324.92	81,758.89	4,173,963.26	11,625.04	36,808.93	0	0	0
176	20-Mar-19	48,007.45	32,983.70	80,991.15	4,125,955.81	11,621.88	36,385.57	0	0	0
177	20-Apr-19	47,584.22	32,654.88	80,239.10	4,078,371.59	11,618.28	35,965.94	0	0	0
178	20-May-19	47,165.08	32,321.09	79,486.17	4,031,206.51	11,615.08	35,550.00	0	0	0
179	20-Jun-19	46,750.35	31,987.96	78,738.31	3,984,456.15	11,612.63	35,137.73	0	0	0
180	20-Jul-19	46,495.58	31,489.16	77,984.74	3,937,960.57	11,767.89	34,727.70	0	0	0

181	20-Aug-19	46,198.01	30,208.10	76,406.10	3,891,762.56	11,877.72	34,320.29	0	0	0
182	20-Sep-19	45,798.91	29,676.31	75,475.22	3,845,963.65	11,882.51	33,916.40	0	0	0
183	20-Oct-19	45,393.51	29,345.98	74,739.50	3,800,570.14	11,877.42	33,516.09	0	0	0
184	20-Nov-19	44,991.16	29,028.75	74,019.91	3,755,578.98	11,871.83	33,119.33	0	0	0
185	20-Dec-19	44,593.09	28,709.21	73,302.30	3,710,985.89	11,867.02	32,726.07	0	0	0
186	20-Jan-20	44,259.77	28,354.41	72,614.18	3,666,726.12	11,924.01	32,335.76	0	0	0
187	20-Feb-20	43,893.24	27,800.20	71,693.44	3,622,832.88	11,944.56	31,948.68	0	0	0
188	20-Mar-20	43,506.13	27,435.71	70,941.84	3,579,326.75	11,941.12	31,565.01	0	0	0
189	20-Apr-20	43,119.60	27,129.51	70,249.11	3,536,207.14	11,934.85	31,184.75	0	0	0
190	20-May-20	42,736.60	26,823.31	69,559.91	3,493,470.54	11,928.73	30,807.87	0	0	0
191	20-Jun-20	42,357.10	26,521.26	68,878.36	3,451,113.44	11,922.76	30,434.34	0	0	0
192	20-Jul-20	42,020.81	26,177.56	68,198.37	3,409,092.63	11,957.04	30,063.77	0	0	0
193	20-Aug-20	41,671.97	25,645.75	67,317.72	3,367,420.66	11,975.70	29,696.27	0	0	0
194	20-Sep-20	41,303.63	25,299.71	66,603.34	3,326,117.02	11,971.60	29,332.03	0	0	0
195	20-Oct-20	40,936.07	25,003.81	65,939.87	3,285,180.96	11,965.04	28,971.03	0	0	0
196	20-Nov-20	40,571.51	24,714.69	65,286.20	3,244,609.45	11,958.27	28,613.24	0	0	0
197	20-Dec-20	40,210.08	24,426.23	64,636.31	3,204,399.38	11,951.44	28,258.64	0	0	0
198	20-Jan-21	39,804.68	24,171.59	63,976.27	3,164,594.69	11,897.07	27,907.61	0	0	0
199	20-Feb-21	39,421.02	24,056.46	63,477.47	3,125,173.68	11,861.04	27,559.97	0	0	0
200	20-Mar-21	39,069.17	23,805.49	62,874.66	3,086,104.51	11,853.74	27,215.43	0	0	0
201	20-Apr-21	38,721.76	23,531.29	62,253.05	3,047,382.75	11,847.80	26,873.96	0	0	0
202	20-May-21	38,377.73	23,253.05	61,630.79	3,009,005.02	11,842.22	26,535.51	0	0	0
203	20-Jun-21	38,036.60	22,978.77	61,015.37	2,970,968.41	11,836.52	26,200.08	0	0	0
204	20-Jul-21	37,706.85	22,677.90	60,384.75	2,933,261.56	11,839.30	25,867.56	0	0	0
205	20-Aug-21	37,385.43	22,257.34	59,642.78	2,895,876.13	11,847.57	25,537.86	0	0	0
206	20-Sep-21	37,054.64	21,956.53	59,011.18	2,858,821.49	11,843.55	25,211.09	0	0	0
207	20-Oct-21	36,725.14	21,688.45	58,413.59	2,822,096.35	11,837.91	24,887.22	0	0	0
208	20-Nov-21	36,398.34	21,426.06	57,824.40	2,785,698.01	11,832.11	24,566.24	0	0	0
209	20-Dec-21	36,074.29	21,164.34	57,238.63	2,749,623.72	11,826.18	24,248.11	0	0	0
210	20-Jan-22	35,698.89	20,938.84	56,637.74	2,713,924.83	11,765.60	23,933.29	0	0	0
211	20-Feb-22	35,349.78	20,865.56	56,215.34	2,678,575.05	11,728.23	23,621.55	0	0	0
212	20-Mar-22	35,034.44	20,644.22	55,678.66	2,643,540.61	11,721.85	23,312.59	0	0	0
213	20-Apr-22	34,723.48	20,395.14	55,118.62	2,608,817.12	11,717.11	23,006.38	0	0	0
214	20-May-22	34,415.58	20,142.24	54,557.83	2,574,401.54	11,712.71	22,702.88	0	0	0
215	20-Jun-22	34,110.23	19,893.04	54,003.28	2,540,291.31	11,708.16	22,402.07	0	0	0
216	20-Jul-22	33,810.89	19,622.27	53,433.16	2,506,480.42	11,706.99	22,103.90	0	0	0
217	20-Aug-22	33,521.69	19,255.20	52,776.89	2,472,958.73	11,713.41	21,808.28	0	0	0
218	20-Sep-22	33,225.61	18,985.32	52,210.93	2,439,733.12	11,710.33	21,515.28	0	0	0

219	20-Oct-22	32,930.80	18,741.83	51,672.63	2,406,802.32	11,705.93	21,224.87	0	0	0
220	20-Nov-22	32,638.42	18,503.30	51,141.72	2,374,163.90	11,701.38	20,937.04	0	0	0
221	20-Dec-22	32,348.50	18,265.43	50,613.93	2,341,815.40	11,696.73	20,651.77	0	0	0
222	20-Jan-23	32,014.70	18,056.37	50,071.07	2,309,800.70	11,645.26	20,369.44	0	0	0
223	20-Feb-23	31,704.84	17,967.36	49,672.20	2,278,095.86	11,614.99	20,089.85	0	0	0
224	20-Mar-23	31,422.91	17,761.55	49,184.47	2,246,672.95	11,610.18	19,812.74	0	0	0
225	20-Apr-23	31,144.74	17,534.72	48,679.46	2,215,528.21	11,606.66	19,538.08	0	0	0
226	20-May-23	30,869.30	18,116.93	48,986.23	2,184,658.91	11,603.45	19,265.85	0	0	0
227	20-Jun-23	30,596.22	17,878.52	48,474.74	2,154,062.69	11,600.19	18,996.03	0	0	0
228	20-Jul-23	30,340.75	17,614.13	47,954.88	2,123,721.94	11,612.28	18,728.47	0	0	0
229	20-Aug-23	30,088.82	17,229.93	47,318.76	2,093,633.12	11,625.70	18,463.12	0	0	0
230	20-Sep-23	29,823.99	16,965.23	46,789.22	2,063,809.13	11,623.88	18,200.11	0	0	0
231	20-Oct-23	29,559.79	16,732.68	46,292.47	2,034,249.34	11,620.35	17,939.44	0	0	0
232	20-Nov-23	29,297.74	16,505.05	45,802.79	2,004,951.60	11,616.67	17,681.07	0	0	0
233	20-Dec-23	29,038.19	16,277.20	45,315.38	1,975,913.41	11,613.20	17,424.99	0	0	0
234	20-Jan-24	28,787.23	16,044.42	44,831.64	1,947,126.18	11,616.10	17,171.12	0	0	0
235	20-Feb-24	28,536.35	15,771.88	44,308.23	1,918,589.84	11,616.88	16,919.47	0	0	0
236	20-Mar-24	28,283.92	15,538.34	43,822.26	1,890,305.92	11,613.88	16,670.04	0	0	0
237	20-Apr-24	28,032.93	15,320.30	43,353.23	1,862,272.99	11,610.11	16,422.83	0	0	0
238	20-May-24	27,784.29	15,101.79	42,886.08	1,834,488.70	11,606.48	16,177.81	0	0	0
239	20-Jun-24	27,538.26	14,884.58	42,422.84	1,806,950.44	11,603.30	15,934.95	0	0	0
240	20-Jul-24	27,380.36	14,607.39	41,987.74	1,779,570.08	11,686.86	15,693.50	0	0	0
241	20-Aug-24	27,186.21	14,049.26	41,235.47	1,752,383.87	11,732.46	15,453.75	0	0	0
242	20-Sep-24	26,946.90	13,765.56	40,712.46	1,725,436.98	11,730.78	15,216.11	0	0	0
243	20-Oct-24	26,705.49	13,555.61	40,261.10	1,698,731.48	11,724.89	14,980.60	0	0	0
244	20-Nov-24	26,465.98	13,351.32	39,817.31	1,672,265.50	11,718.78	14,747.21	0	0	0
245	20-Dec-24	26,229.03	13,146.65	39,375.68	1,646,036.47	11,713.13	14,515.90	0	0	0
246	20-Jan-25	26,037.38	12,925.64	38,963.02	1,619,999.09	11,751.09	14,286.29	0	0	0
247	20-Feb-25	25,820.37	12,611.83	38,432.19	1,594,178.72	11,761.78	14,058.58	0	0	0
248	20-Mar-25	25,589.05	12,388.36	37,977.41	1,568,589.68	11,756.12	13,832.92	0	0	0
249	20-Apr-25	25,358.15	12,193.82	37,551.98	1,543,231.53	11,748.86	13,609.30	0	0	0
250	20-May-25	25,129.40	11,999.14	37,128.54	1,518,102.13	11,741.71	13,387.69	0	0	0
251	20-Jun-25	24,902.97	11,806.28	36,709.25	1,493,199.16	11,734.89	13,168.08	0	0	0
252	20-Jul-25	24,739.92	11,579.01	36,318.93	1,468,459.24	11,790.02	12,949.90	0	0	0
253	20-Aug-25	24,546.13	11,187.82	35,733.96	1,443,913.10	11,812.70	12,733.44	0	0	0
254	20-Sep-25	24,325.14	10,957.98	35,283.12	1,419,587.96	11,806.22	12,518.92	0	0	0
255	20-Oct-25	24,103.55	10,772.19	34,875.74	1,395,484.42	11,797.19	12,306.36	0	0	0
256	20-Nov-25	23,883.75	10,590.56	34,474.32	1,371,600.66	11,788.02	12,095.74	0	0	0

257	20-Dec-25	23,666.06	10,409.53	34,075.59	1,347,934.61	11,779.03	11,887.03	0	0	0
258	20-Jan-26	23,456.00	10,233.63	33,689.63	1,324,478.61	11,775.82	11,680.18	0	0	0
259	20-Feb-26	23,240.26	10,069.79	33,310.05	1,301,238.35	11,765.03	11,475.23	0	0	0
260	20-Mar-26	23,027.93	9,895.16	32,923.09	1,278,210.42	11,755.77	11,272.15	0	0	0
261	20-Apr-26	22,817.44	9,722.49	32,539.93	1,255,392.98	11,746.50	11,070.93	0	0	0
262	20-May-26	22,608.93	9,549.25	32,158.18	1,232,784.05	11,737.37	10,871.55	0	0	0
263	20-Jun-26	22,402.37	9,377.89	31,780.26	1,210,381.69	11,728.37	10,673.99	0	0	0
264	20-Jul-26	22,228.19	9,189.22	31,417.41	1,188,153.50	11,750.22	10,477.97	0	0	0
265	20-Aug-26	22,039.81	8,917.59	30,957.40	1,166,113.69	11,756.20	10,283.61	0	0	0
266	20-Sep-26	21,838.26	8,729.62	30,567.88	1,144,275.43	11,747.24	10,091.02	0	0	0
267	20-Oct-26	21,637.18	8,564.62	30,201.80	1,122,638.24	11,736.97	9,900.21	0	0	0
268	20-Nov-26	21,437.77	8,402.76	29,840.53	1,101,200.47	11,726.62	9,711.16	0	0	0
269	20-Dec-26	21,240.15	8,241.93	29,482.09	1,079,960.32	11,716.31	9,523.85	0	0	0
270	20-Jan-27	21,035.97	8,091.24	29,127.21	1,058,924.35	11,697.64	9,338.34	0	0	0
271	20-Feb-27	20,835.64	7,979.17	28,814.81	1,038,088.71	11,681.04	9,154.59	0	0	0
272	20-Mar-27	20,643.23	7,830.65	28,473.88	1,017,445.48	11,670.68	8,972.55	0	0	0
273	20-Apr-27	20,452.94	7,676.54	28,129.48	996,992.54	11,660.76	8,792.18	0	0	0
274	20-May-27	20,264.43	7,522.06	27,786.49	976,728.11	11,650.95	8,613.47	0	0	0
275	20-Jun-27	20,077.62	7,369.33	27,446.95	956,650.50	11,641.20	8,436.41	0	0	0
276	20-Jul-27	19,910.02	7,206.61	27,116.63	936,740.48	11,649.19	8,260.83	0	0	0
277	20-Aug-27	19,734.78	6,995.27	26,730.05	917,005.69	11,647.98	8,086.80	0	0	0
278	20-Sep-27	19,552.51	6,834.21	26,386.72	897,453.19	11,638.14	7,914.37	0	0	0
279	20-Oct-27	19,371.07	6,687.30	26,058.37	878,082.12	11,627.53	7,743.54	0	0	0
280	20-Nov-27	19,191.16	6,542.81	25,733.97	858,890.96	11,616.86	7,574.30	0	0	0
281	20-Dec-27	19,012.86	6,399.31	25,412.17	839,878.10	11,606.22	7,406.63	0	0	0
282	20-Jan-28	18,829.80	6,263.11	25,092.91	821,048.30	11,589.22	7,240.58	0	0	0
283	20-Feb-28	18,650.72	6,153.35	24,804.07	802,397.58	11,574.62	7,076.10	0	0	0
284	20-Mar-28	18,477.21	6,019.39	24,496.59	783,920.37	11,564.05	6,913.16	0	0	0
285	20-Apr-28	18,305.52	5,881.49	24,187.02	765,614.84	11,553.80	6,751.73	0	0	0
286	20-May-28	18,135.42	5,743.77	23,879.19	747,479.42	11,543.62	6,591.80	0	0	0
287	20-Jun-28	17,966.81	5,607.72	23,574.53	729,512.61	11,533.46	6,433.35	0	0	0
288	20-Jul-28	17,807.64	5,467.64	23,275.27	711,704.98	11,531.32	6,276.31	0	0	0
289	20-Aug-28	17,645.25	5,307.18	22,952.43	694,059.73	11,524.54	6,120.70	0	0	0
290	20-Sep-28	17,480.79	5,169.47	22,650.26	676,578.94	11,514.24	5,966.55	0	0	0
291	20-Oct-28	17,317.45	5,038.54	22,355.99	659,261.49	11,503.62	5,813.83	0	0	0
292	20-Nov-28	17,155.52	4,909.47	22,064.98	642,105.97	11,492.98	5,662.54	0	0	0
293	20-Dec-28	16,994.97	4,781.44	21,776.42	625,111.00	11,482.31	5,512.67	0	0	0
294	20-Jan-29	16,824.32	4,661.56	21,485.88	608,286.68	11,460.02	5,364.30	0	0	0

295	20-Feb-29	16,662.55	4,573.50	21,236.05	591,624.13	11,445.19	5,217.36	0	0	0
296	20-Mar-29	16,506.76	4,455.37	20,962.13	575,117.37	11,434.97	5,071.79	0	0	0
297	20-Apr-29	16,352.71	4,332.02	20,684.73	558,764.66	11,425.13	4,927.58	0	0	0
298	20-May-29	16,200.07	4,208.71	20,408.78	542,564.60	11,415.35	4,784.71	0	0	0
299	20-Jun-29	16,048.78	4,086.73	20,135.52	526,515.81	11,405.60	4,643.19	0	0	0
300	20-Jul-29	14,534.73	3,960.67	18,495.40	511,981.08	10,019.72	4,515.01	0	0	0
301	20-Aug-29	11,231.63	3,851.34	15,082.96	500,749.45	6,815.67	4,415.96	0	0	0
302	20-Sep-29	11,128.03	3,766.85	14,894.87	489,621.43	6,810.20	4,317.82	0	0	0
303	20-Oct-29	11,025.34	3,683.14	14,708.47	478,596.09	6,804.74	4,220.60	0	0	0
304	20-Nov-29	10,923.55	3,600.20	14,523.75	467,672.54	6,799.28	4,124.26	0	0	0
305	20-Dec-29	10,822.67	3,518.03	14,340.69	456,849.88	6,793.84	4,028.82	0	0	0
306	20-Jan-30	10,722.66	3,436.62	14,159.27	446,127.22	6,788.39	3,934.26	0	0	0
307	20-Feb-30	10,623.53	3,355.95	13,979.48	435,503.69	6,782.95	3,840.58	0	0	0
308	20-Mar-30	10,525.27	3,276.04	13,801.31	424,978.43	6,777.51	3,747.76	0	0	0
309	20-Apr-30	10,427.87	3,196.86	13,624.74	414,550.55	6,772.08	3,655.80	0	0	0
310	20-May-30	10,331.33	3,118.42	13,449.76	404,219.22	6,766.64	3,564.69	0	0	0
311	20-Jun-30	10,235.64	3,040.71	13,276.35	393,983.58	6,761.22	3,474.42	0	0	0
312	20-Jul-30	10,140.79	2,963.71	13,104.50	383,842.79	6,755.80	3,384.99	0	0	0
313	20-Aug-30	10,046.77	2,887.43	12,934.20	373,796.01	6,750.38	3,296.40	0	0	0
314	20-Sep-30	9,953.58	2,811.85	12,765.43	363,842.43	6,744.97	3,208.62	0	0	0
315	20-Oct-30	9,861.21	2,736.97	12,598.19	353,981.22	6,739.56	3,121.65	0	0	0
316	20-Nov-30	9,769.65	2,662.79	12,432.45	344,211.56	6,734.15	3,035.50	0	0	0
317	20-Dec-30	9,678.90	2,589.30	12,268.20	334,532.67	6,728.75	2,950.14	0	0	0
318	20-Jan-31	9,588.94	2,516.49	12,105.44	324,943.72	6,723.36	2,865.58	0	0	0
319	20-Feb-31	9,499.77	2,444.36	11,944.14	315,443.95	6,717.97	2,781.81	0	0	0
320	20-Mar-31	9,411.39	2,372.90	11,784.29	306,032.56	6,712.58	2,698.81	0	0	0
321	20-Apr-31	9,323.79	2,302.10	11,625.89	296,708.77	6,707.20	2,616.59	0	0	0
322	20-May-31	9,236.95	2,231.97	11,468.92	287,471.82	6,701.82	2,535.13	0	0	0
323	20-Jun-31	9,150.88	2,162.48	11,313.36	278,320.94	6,696.45	2,454.43	0	0	0
324	20-Jul-31	9,065.57	2,093.65	11,159.21	269,255.37	6,691.08	2,374.48	0	0	0
325	20-Aug-31	8,981.00	2,025.45	11,006.45	260,274.37	6,685.72	2,295.28	0	0	0
326	20-Sep-31	8,897.18	1,957.89	10,855.07	251,377.19	6,680.36	2,216.82	0	0	0
327	20-Oct-31	8,814.10	1,890.96	10,705.06	242,563.10	6,675.00	2,139.09	0	0	0
328	20-Nov-31	8,731.74	1,824.66	10,556.40	233,831.36	6,669.65	2,062.09	0	0	0
329	20-Dec-31	8,650.11	1,758.98	10,409.09	225,181.25	6,664.31	1,985.81	0	0	0
330	20-Jan-32	8,569.20	1,693.91	10,263.11	216,612.04	6,658.96	1,910.24	0	0	0
331	20-Feb-32	8,489.00	1,629.45	10,118.45	208,123.04	6,653.63	1,835.37	0	0	0
332	20-Mar-32	8,409.51	1,565.59	9,975.10	199,713.53	6,648.29	1,761.21	0	0	0

333	20-Apr-32	8,330.71	1,502.33	9,833.04	191,382.82	6,642.97	1,687.75	0	0	0
334	20-May-32	8,252.61	1,439.66	9,692.27	183,130.21	6,637.64	1,614.97	0	0	0
335	20-Jun-32	8,175.20	1,377.58	9,552.78	174,955.01	6,632.32	1,542.88	0	0	0
336	20-Jul-32	8,098.46	1,316.08	9,414.55	166,856.55	6,627.01	1,471.46	0	0	0
337	20-Aug-32	8,022.40	1,255.16	9,277.57	158,834.14	6,621.69	1,400.71	0	0	0
338	20-Sep-32	7,947.02	1,194.82	9,141.83	150,887.13	6,616.39	1,330.63	0	0	0
339	20-Oct-32	7,872.29	1,135.04	9,007.33	143,014.84	6,611.08	1,261.21	0	0	0
340	20-Nov-32	7,798.22	1,075.82	8,874.04	135,216.62	6,605.79	1,192.43	0	0	0
341	20-Dec-32	7,724.81	1,017.16	8,741.96	127,491.81	6,600.49	1,124.31	0	0	0
342	20-Jan-33	7,652.03	959.05	8,611.08	119,839.78	6,595.20	1,056.83	0	0	0
343	20-Feb-33	7,579.90	901.48	8,481.39	112,259.87	6,589.92	989.99	0	0	0
344	20-Mar-33	7,508.41	844.47	8,352.88	104,751.46	6,584.64	923.77	0	0	0
345	20-Apr-33	7,437.54	787.98	8,225.53	97,313.92	6,579.36	858.18	0	0	0
346	20-May-33	7,367.30	732.04	8,099.34	89,946.62	6,574.09	793.21	0	0	0
347	20-Jun-33	7,297.68	676.62	7,974.29	82,648.94	6,568.82	728.86	0	0	0
348	20-Jul-33	7,228.67	621.72	7,850.39	75,420.27	6,563.56	665.11	0	0	0
349	20-Aug-33	7,160.26	567.34	7,727.61	68,260.01	6,558.30	601.96	0	0	0
350	20-Sep-33	7,092.46	513.48	7,605.94	61,167.54	6,553.05	539.42	0	0	0
351	20-Oct-33	7,025.26	460.13	7,485.39	54,142.28	6,547.80	477.46	0	0	0
352	20-Nov-33	6,958.65	407.28	7,365.93	47,183.63	6,542.55	416.1	0	0	0
353	20-Dec-33	6,892.62	354.93	7,247.56	40,291.01	6,537.31	355.31	0	0	0
354	20-Jan-34	6,827.18	303.09	7,130.26	33,463.83	6,532.07	295.11	0	0	0
355	20-Feb-34	6,742.00	251.73	6,993.73	26,721.83	6,506.35	235.65	0	0	0
356	20-Mar-34	6,673.36	201.01	6,874.37	20,048.48	6,496.55	176.8	0	0	0
357	20-Apr-34	6,609.86	150.81	6,760.68	13,438.61	6,491.35	118.51	0	0	0
358	20-May-34	6,546.93	101.09	6,648.02	6,891.68	6,486.16	60.78	0	0	0
359	20-Jun-34	5,488.35	51.84	5,540.19	1,403.33	5,475.97	12.38	0	0	0
360	20-Jul-34	1,403.33	10.56	1,413.89	0	1,403.33	0	0	0	0

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Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
12,635,745.02	0		51,428.83		52,549.48		
0	0	0	0	0	0	0	0
14,534.63	0	0	0	0	0	2.26	2.26
41,352.94	0	0	11,105.36	11,105.36	0	4.501	3.29225
42,665.83	0	0	12,195.62	23,343.96	0	4.6439	3.31649
44,195.55	0	0	13,465.94	36,903.48	0	4.8104	3.34472
45,760.18	0	0	14,661.90	51,718.56	0	4.9807	3.38485
46,802.96	0	0	0	46,418.73	5,519.38	5.0942	5.69495
48,177.41	0	0	0	35,272.33	11,349.24	5.2438	6.47909
49,500.41	0	0	0	25,421.26	10,009.43	5.3878	6.47726
50,524.82	0	0	0	16,565.72	8,972.04	5.4993	6.47585
51,801.88	0	0	0	8,965.64	7,677.92	5.6383	6.47399
53,073.43	0	0	0	2,590.11	6,418.68	5.7767	6.47533
53,898.47	0	0	0	0	2,602.77	5.8665	6.1498
55,068.96	0	0	0	0	0	5.9939	5.9939
56,289.06	0	0	0	0	0	6.1267	6.1267
57,033.24	0	0	0	0	0	6.2077	6.2077
58,044.79	0	0	0	0	0	6.3178	6.3178
59,167.50	0	0	0	0	0	6.44	6.44
59,983.35	0	0	0	0	0	6.5288	6.5288
61,009.59	0	0	0	0	0	6.6405	6.6405
61,978.88	0	0	0	0	0	6.746	6.746
62,071.67	0	0	0	0	0	6.7561	6.7561
62,953.67	0	0	0	0	0	6.8521	6.8521
63,905.49	0	0	0	0	0	6.9557	6.9557
63,967.97	0	0	0	0	0	6.9625	6.9625
64,602.83	0	0	0	0	0	7.0316	7.0316
65,468.29	0	0	0	0	0	7.1258	7.1258
65,472.88	0	0	0	0	0	7.1263	7.1263
66,064.56	0	0	0	0	0	7.1907	7.1907

66,834.47	0	0	0	0	0	7.2745	7.2745
66,906.13	0	0	0	0	0	7.2823	7.2823
67,486.78	0	0	0	0	0	7.3455	7.3455
68,167.57	0	0	0	0	0	7.4196	7.4196
68,128.07	0	0	0	0	0	7.4153	7.4153
68,593.88	0	0	0	0	0	7.466	7.466
69,248.94	0	0	0	0	0	7.5373	7.5373
69,239.76	0	0	0	0	0	7.5363	7.5363
69,704.64	0	0	0	0	0	7.5869	7.5869
70,318.37	0	0	0	0	0	7.6537	7.6537
70,345.01	0	0	0	0	0	7.6566	7.6566
70,815.41	0	0	0	0	0	7.7078	7.7078
71,379.52	0	0	0	0	0	7.7692	7.7692
71,452.11	0	0	0	0	0	7.7771	7.7771
71,918.83	0	0	0	0	0	7.8279	7.8279
72,435.17	0	0	0	0	0	7.8841	7.8841
72,389.23	0	0	0	0	0	7.8791	7.8791
72,793.48	0	0	0	0	0	7.9231	7.9231
73,295.12	0	0	0	0	0	7.9777	7.9777
73,278.58	0	0	0	0	0	7.9759	7.9759
73,688.34	0	0	0	0	0	8.0205	8.0205
74,163.34	0	0	0	0	0	8.0722	8.0722
74,138.53	0	0	0	0	0	8.0695	8.0695
74,542.78	0	0	0	0	0	8.1135	8.1135
74,984.70	0	0	0	0	0	8.1616	8.1616
75,006.75	0	0	0	0	0	8.164	8.164
75,406.41	0	0	0	0	0	8.2075	8.2075
75,805.14	0	0	0	0	0	8.2509	8.2509
75,721.54	0	0	0	0	0	8.2418	8.2418
76,060.56	0	0	0	0	0	8.2787	8.2787
76,465.73	0	0	0	0	0	8.3228	8.3228
76,407.84	0	0	0	0	0	8.3165	8.3165
76,754.21	0	0	0	0	0	8.3542	8.3542
77,172.24	0	0	0	0	0	8.3997	8.3997
76,359.15	0	0	0	0	0	8.3112	8.3112
76,296.68	0	0	0	0	0	8.3044	8.3044
76,648.56	0	0	0	0	0	8.3427	8.3427
77,081.29	0	0	0	0	0	8.3898	8.3898

78,336.30	0	0	0	0	0	8.5264	8.5264
78,905.01	0	0	0	0	0	8.5883	8.5883
79,305.58	0	0	0	0	0	8.6319	8.6319
79,694.21	0	0	0	0	0	8.6742	8.6742
80,079.17	0	0	0	0	0	8.7161	8.7161
80,099.38	0	0	0	0	0	8.7183	8.7183
78,365.70	0	0	0	0	0	8.5296	8.5296
78,225.13	0	0	0	0	0	8.5143	8.5143
78,516.38	0	0	0	0	0	8.546	8.546
78,831.51	0	0	0	0	0	8.5803	8.5803
79,139.29	0	0	0	0	0	8.6138	8.6138
79,473.71	0	0	0	0	0	8.6502	8.6502
79,897.26	0	0	0	0	0	8.6963	8.6963
80,211.47	0	0	0	0	0	8.7305	8.7305
79,808.45	0	0	0	0	0	8.7652	8.7652
79,397.96	0	0	0	0	0	8.799	8.799
78,984.68	0	0	0	0	0	8.8324	8.8324
78,230.21	0	0	0	0	0	8.8272	8.8272
75,863.04	0	0	0	0	0	8.6376	8.6376
75,000.22	0	0	0	0	0	8.6167	8.6167
74,539.98	0	0	0	0	0	8.6414	8.6414
74,104.04	0	0	0	0	0	8.6687	8.6687
73,659.61	0	0	0	0	0	8.6948	8.6948
73,149.04	0	0	0	0	0	8.7128	8.7128
72,268.08	0	0	0	0	0	8.6859	8.6859
71,721.77	0	0	0	0	0	8.6984	8.6984
71,283.90	0	0	0	0	0	8.7237	8.7237
70,843.10	0	0	0	0	0	8.7484	8.7484
70,409.13	0	0	0	0	0	8.7737	8.7737
69,897.57	0	0	0	0	0	8.789	8.789
69,046.70	0	0	0	0	0	8.7608	8.7608
68,522.44	0	0	0	0	0	8.7732	8.7732
68,081.60	0	0	0	0	0	8.7959	8.7959
67,654.52	0	0	0	0	0	8.8201	8.8201
67,224.14	0	0	0	0	0	8.8436	8.8436
66,886.27	0	0	0	0	0	8.8791	8.8791
66,953.23	0	0	0	0	0	8.9687	8.9687
66,622.10	0	0	0	0	0	9.0054	9.0054

66,218.05	0	0	0	0	0	9.0321	9.0321
65,802.66	0	0	0	0	0	9.057	9.057
65,393.54	0	0	0	0	0	9.0825	9.0825
64,901.41	0	0	0	0	0	9.0961	9.0961
64,041.67	0	0	0	0	0	9.0572	9.0572
63,535.34	0	0	0	0	0	9.0673	9.0673
63,120.98	0	0	0	0	0	9.0901	9.0901
62,718.42	0	0	0	0	0	9.1143	9.1143
62,311.70	0	0	0	0	0	9.1376	9.1376
61,916.53	0	0	0	0	0	9.1623	9.1623
61,538.27	0	0	0	0	0	9.1892	9.1892
61,129.15	0	0	0	0	0	9.2112	9.2112
60,739.97	0	0	0	0	0	9.2359	9.2359
60,342.92	0	0	0	0	0	9.2591	9.2591
59,946.64	0	0	0	0	0	9.2821	9.2821
59,300.62	0	0	0	0	0	9.2658	9.2658
57,442.06	0	0	0	0	0	9.0631	9.0631
56,657.87	0	0	0	0	0	9.0328	9.0328
56,172.06	0	0	0	0	0	9.0491	9.0491
55,706.56	0	0	0	0	0	9.0682	9.0682
55,237.10	0	0	0	0	0	9.0862	9.0862
54,778.32	0	0	0	0	0	9.1055	9.1055
54,329.72	0	0	0	0	0	9.126	9.126
53,860.90	0	0	0	0	0	9.1426	9.1426
53,412.55	0	0	0	0	0	9.1622	9.1622
52,957.57	0	0	0	0	0	9.1802	9.1802
52,509.36	0	0	0	0	0	9.1989	9.1989
51,987.01	0	0	0	0	0	9.204	9.204
51,134.28	0	0	0	0	0	9.1492	9.1492
50,602.42	0	0	0	0	0	9.1504	9.1504
50,155.60	0	0	0	0	0	9.1663	9.1663
49,720.33	0	0	0	0	0	9.1838	9.1838
49,282.39	0	0	0	0	0	9.2003	9.2003
48,858.38	0	0	0	0	0	9.2189	9.2189
48,460.49	0	0	0	0	0	9.2419	9.2419
48,033.74	0	0	0	0	0	9.2589	9.2589
47,614.80	0	0	0	0	0	9.2769	9.2769
47,190.80	0	0	0	0	0	9.2934	9.2934

46,770.00	0	0	0	0	0	9.31	9.31
46,197.31	0	0	0	0	0	9.2955	9.2955
44,921.49	0	0	0	0	0	9.1369	9.1369
44,319.45	0	0	0	0	0	9.1126	9.1126
43,898.34	0	0	0	0	0	9.1245	9.1245
43,491.18	0	0	0	0	0	9.1387	9.1387
43,082.05	0	0	0	0	0	9.1519	9.1519
42,699.04	0	0	0	0	0	9.1701	9.1701
42,402.50	0	0	0	0	0	9.2065	9.2065
42,016.92	0	0	0	0	0	9.2232	9.2232
41,628.37	0	0	0	0	0	9.2387	9.2387
41,233.43	0	0	0	0	0	9.2522	9.2522
40,844.74	0	0	0	0	0	9.2665	9.2665
40,406.78	0	0	0	0	0	9.2689	9.2689
39,751.87	0	0	0	0	0	9.2201	9.2201
39,310.54	0	0	0	0	0	9.2194	9.2194
38,926.69	0	0	0	0	0	9.2314	9.2314
38,551.81	0	0	0	0	0	9.2449	9.2449
38,177.03	0	0	0	0	0	9.2578	9.2578
37,863.99	0	0	0	0	0	9.2852	9.2852
37,815.11	0	0	0	0	0	9.3776	9.3776
37,508.08	0	0	0	0	0	9.4063	9.4063
37,153.35	0	0	0	0	0	9.4226	9.4226
36,790.75	0	0	0	0	0	9.4363	9.4363
36,433.70	0	0	0	0	0	9.4508	9.4508
36,032.15	0	0	0	0	0	9.453	9.453
35,433.27	0	0	0	0	0	9.4019	9.4019
35,029.29	0	0	0	0	0	9.401	9.401
34,676.80	0	0	0	0	0	9.4131	9.4131
34,332.98	0	0	0	0	0	9.4269	9.4269
33,987.54	0	0	0	0	0	9.4396	9.4396
33,650.55	0	0	0	0	0	9.454	9.454
33,324.92	0	0	0	0	0	9.4709	9.4709
32,983.70	0	0	0	0	0	9.4827	9.4827
32,654.88	0	0	0	0	0	9.4974	9.4974
32,321.09	0	0	0	0	0	9.51	9.51
31,987.96	0	0	0	0	0	9.5221	9.5221
31,489.16	0	0	0	0	0	9.4836	9.4836

30,208.10	0	0	0	0	0	9.2052	9.2052
29,676.31	0	0	0	0	0	9.1505	9.1505
29,345.98	0	0	0	0	0	9.1564	9.1564
29,028.75	0	0	0	0	0	9.1656	9.1656
28,709.21	0	0	0	0	0	9.1733	9.1733
28,354.41	0	0	0	0	0	9.1688	9.1688
27,800.20	0	0	0	0	0	9.0981	9.0981
27,435.71	0	0	0	0	0	9.0876	9.0876
27,129.51	0	0	0	0	0	9.0954	9.0954
26,823.31	0	0	0	0	0	9.1024	9.1024
26,521.26	0	0	0	0	0	9.11	9.11
26,177.56	0	0	0	0	0	9.1023	9.1023
25,645.75	0	0	0	0	0	9.0273	9.0273
25,299.71	0	0	0	0	0	9.0157	9.0157
25,003.81	0	0	0	0	0	9.0209	9.0209
24,714.69	0	0	0	0	0	9.0277	9.0277
24,426.23	0	0	0	0	0	9.0339	9.0339
24,171.59	0	0	0	0	0	9.0519	9.0519
24,056.46	0	0	0	0	0	9.1221	9.1221
23,805.49	0	0	0	0	0	9.1408	9.1408
23,531.29	0	0	0	0	0	9.1499	9.1499
23,253.05	0	0	0	0	0	9.1566	9.1566
22,978.77	0	0	0	0	0	9.164	9.164
22,677.90	0	0	0	0	0	9.1598	9.1598
22,257.34	0	0	0	0	0	9.1055	9.1055
21,956.53	0	0	0	0	0	9.0984	9.0984
21,688.45	0	0	0	0	0	9.1038	9.1038
21,426.06	0	0	0	0	0	9.1107	9.1107
21,164.34	0	0	0	0	0	9.117	9.117
20,938.84	0	0	0	0	0	9.1382	9.1382
20,865.56	0	0	0	0	0	9.226	9.226
20,644.22	0	0	0	0	0	9.2486	9.2486
20,395.14	0	0	0	0	0	9.2581	9.2581
20,142.24	0	0	0	0	0	9.265	9.265
19,893.04	0	0	0	0	0	9.2727	9.2727
19,622.27	0	0	0	0	0	9.2693	9.2693
19,255.20	0	0	0	0	0	9.2186	9.2186
18,985.32	0	0	0	0	0	9.2126	9.2126

18,741.83	0	0	0	0	0	9.2183	9.2183
18,503.30	0	0	0	0	0	9.2255	9.2255
18,265.43	0	0	0	0	0	9.2321	9.2321
18,056.37	0	0	0	0	0	9.2525	9.2525
17,967.36	0	0	0	0	0	9.3345	9.3345
17,761.55	0	0	0	0	0	9.356	9.356
17,534.72	0	0	0	0	0	9.3657	9.3657
18,116.93	0	0	0	0	0	9.8127	9.8127
17,878.52	0	0	0	0	0	9.8204	9.8204
17,614.13	0	0	0	0	0	9.8126	9.8126
17,229.93	0	0	0	0	0	9.7357	9.7357
16,965.23	0	0	0	0	0	9.7239	9.7239
16,732.68	0	0	0	0	0	9.7292	9.7292
16,505.05	0	0	0	0	0	9.7363	9.7363
16,277.20	0	0	0	0	0	9.7422	9.7422
16,044.42	0	0	0	0	0	9.744	9.744
15,771.88	0	0	0	0	0	9.7201	9.7201
15,538.34	0	0	0	0	0	9.7186	9.7186
15,320.30	0	0	0	0	0	9.7256	9.7256
15,101.79	0	0	0	0	0	9.7312	9.7312
14,884.58	0	0	0	0	0	9.7365	9.7365
14,607.39	0	0	0	0	0	9.7008	9.7008
14,049.26	0	0	0	0	0	9.4737	9.4737
13,765.56	0	0	0	0	0	9.4264	9.4264
13,555.61	0	0	0	0	0	9.4276	9.4276
13,351.32	0	0	0	0	0	9.4315	9.4315
13,146.65	0	0	0	0	0	9.4339	9.4339
12,925.64	0	0	0	0	0	9.4231	9.4231
12,611.83	0	0	0	0	0	9.3421	9.3421
12,388.36	0	0	0	0	0	9.3252	9.3252
12,193.82	0	0	0	0	0	9.3285	9.3285
11,999.14	0	0	0	0	0	9.3304	9.3304
11,806.28	0	0	0	0	0	9.3324	9.3324
11,579.01	0	0	0	0	0	9.3054	9.3054
11,187.82	0	0	0	0	0	9.1425	9.1425
10,957.98	0	0	0	0	0	9.1069	9.1069
10,772.19	0	0	0	0	0	9.1059	9.1059
10,590.56	0	0	0	0	0	9.107	9.107

10,409.53	0	0	0	0	0	9.1072	9.1072
10,233.63	0	0	0	0	0	9.1105	9.1105
10,069.79	0	0	0	0	0	9.1234	9.1234
9,895.16	0	0	0	0	0	9.1253	9.1253
9,722.49	0	0	0	0	0	9.1276	9.1276
9,549.25	0	0	0	0	0	9.1279	9.1279
9,377.89	0	0	0	0	0	9.1285	9.1285
9,189.22	0	0	0	0	0	9.1104	9.1104
8,917.59	0	0	0	0	0	9.0065	9.0065
8,729.62	0	0	0	0	0	8.9833	8.9833
8,564.62	0	0	0	0	0	8.9817	8.9817
8,402.76	0	0	0	0	0	8.9818	8.9818
8,241.93	0	0	0	0	0	8.9814	8.9814
8,091.24	0	0	0	0	0	8.9906	8.9906
7,979.17	0	0	0	0	0	9.0422	9.0422
7,830.65	0	0	0	0	0	9.052	9.052
7,676.54	0	0	0	0	0	9.0539	9.0539
7,522.06	0	0	0	0	0	9.0537	9.0537
7,369.33	0	0	0	0	0	9.0539	9.0539
7,206.61	0	0	0	0	0	9.0398	9.0398
6,995.27	0	0	0	0	0	8.9612	8.9612
6,834.21	0	0	0	0	0	8.9433	8.9433
6,687.30	0	0	0	0	0	8.9417	8.9417
6,542.81	0	0	0	0	0	8.9415	8.9415
6,399.31	0	0	0	0	0	8.9408	8.9408
6,263.11	0	0	0	0	0	8.9486	8.9486
6,153.35	0	0	0	0	0	8.9934	8.9934
6,019.39	0	0	0	0	0	9.0021	9.0021
5,881.49	0	0	0	0	0	9.0032	9.0032
5,743.77	0	0	0	0	0	9.0026	9.0026
5,607.72	0	0	0	0	0	9.0026	9.0026
5,467.64	0	0	0	0	0	8.9939	8.9939
5,307.18	0	0	0	0	0	8.9484	8.9484
5,169.47	0	0	0	0	0	8.9378	8.9378
5,038.54	0	0	0	0	0	8.9365	8.9365
4,909.47	0	0	0	0	0	8.9363	8.9363
4,781.44	0	0	0	0	0	8.9358	8.9358
4,661.56	0	0	0	0	0	8.9486	8.9486

4,573.50	0	0	0	0	0	9.0224	9.0224
4,455.37	0	0	0	0	0	9.0369	9.0369
4,332.02	0	0	0	0	0	9.0389	9.0389
4,208.71	0	0	0	0	0	9.0386	9.0386
4,086.73	0	0	0	0	0	9.0387	9.0387
3,960.67	0	0	0	0	0	9.0269	9.0269
3,851.34	0	0	0	0	0	9.0269	9.0269
3,766.85	0	0	0	0	0	9.0269	9.0269
3,683.14	0	0	0	0	0	9.0269	9.0269
3,600.20	0	0	0	0	0	9.0269	9.0269
3,518.03	0	0	0	0	0	9.0269	9.0269
3,436.62	0	0	0	0	0	9.0269	9.0269
3,355.95	0	0	0	0	0	9.0269	9.0269
3,276.04	0	0	0	0	0	9.0269	9.0269
3,196.86	0	0	0	0	0	9.0269	9.0269
3,118.42	0	0	0	0	0	9.0269	9.0269
3,040.71	0	0	0	0	0	9.0269	9.0269
2,963.71	0	0	0	0	0	9.0269	9.0269
2,887.43	0	0	0	0	0	9.0269	9.0269
2,811.85	0	0	0	0	0	9.0269	9.0269
2,736.97	0	0	0	0	0	9.0269	9.0269
2,662.79	0	0	0	0	0	9.0269	9.0269
2,589.30	0	0	0	0	0	9.0269	9.0269
2,516.49	0	0	0	0	0	9.0269	9.0269
2,444.36	0	0	0	0	0	9.0269	9.0269
2,372.90	0	0	0	0	0	9.0269	9.0269
2,302.10	0	0	0	0	0	9.0269	9.0269
2,231.97	0	0	0	0	0	9.0269	9.0269
2,162.48	0	0	0	0	0	9.0269	9.0269
2,093.65	0	0	0	0	0	9.0269	9.0269
2,025.45	0	0	0	0	0	9.0269	9.0269
1,957.89	0	0	0	0	0	9.0269	9.0269
1,890.96	0	0	0	0	0	9.0269	9.0269
1,824.66	0	0	0	0	0	9.0269	9.0269
1,758.98	0	0	0	0	0	9.0269	9.0269
1,693.91	0	0	0	0	0	9.0269	9.0269
1,629.45	0	0	0	0	0	9.0269	9.0269
1,565.59	0	0	0	0	0	9.0269	9.0269

1,502.33	0	0	0	0	0	9.0269	9.0269
1,439.66	0	0	0	0	0	9.0269	9.0269
1,377.58	0	0	0	0	0	9.0269	9.0269
1,316.08	0	0	0	0	0	9.0269	9.0269
1,255.16	0	0	0	0	0	9.0269	9.0269
1,194.82	0	0	0	0	0	9.0269	9.0269
1,135.04	0	0	0	0	0	9.0269	9.0269
1,075.82	0	0	0	0	0	9.0269	9.0269
1,017.16	0	0	0	0	0	9.0269	9.0269
959.05	0	0	0	0	0	9.0269	9.0269
901.48	0	0	0	0	0	9.0269	9.0269
844.47	0	0	0	0	0	9.0269	9.0269
787.98	0	0	0	0	0	9.0269	9.0269
732.04	0	0	0	0	0	9.0269	9.0269
676.62	0	0	0	0	0	9.0269	9.0269
621.72	0	0	0	0	0	9.0269	9.0269
567.34	0	0	0	0	0	9.0269	9.0269
513.48	0	0	0	0	0	9.0269	9.0269
460.13	0	0	0	0	0	9.0269	9.0269
407.28	0	0	0	0	0	9.0269	9.0269
354.93	0	0	0	0	0	9.0269	9.0269
303.09	0	0	0	0	0	9.0269	9.0269
251.73	0	0	0	0	0	9.0269	9.0269
201.01	0	0	0	0	0	9.0269	9.0269
150.81	0	0	0	0	0	9.0269	9.0269
101.09	0	0	0	0	0	9.0269	9.0269
51.84	0	0	0	0	0	9.0269	9.0269
10.56	0	0	0	0	0	9.0269	9.0269

SEQUOIA MORTGAGE TRUST 2004-7 - Price/Yield - A1

Morgan Stanley

Balance	$498,829,000.00	Delay	19	WAC(1)	3.29607	WAM(1)	344
Coupon	2.91328	Dated	7/1/2004	NET(1)	2.913279	WALA(1)	1
Settle	7/29/2004	First Payment	8/20/2004				

Price	*70 PPC*	*80 PPC*	*90 PPC*	*100 PPC*	*110 PPC*	*120 PPC*
	BEEM	BEEM	BEEM	BEEM	BEEM	BEEM
102.4186300	73	63	53	43	32	21
WAL	4.14	3.6	3.17	2.82	2.54	2.29
LIBOR_1MO	1.38	1.38	1.38	1.38	1.38	1.38
LIBOR_6MO	1.84	1.84	1.84	1.84	1.84	1.84
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

PPC 1-3 30% CPR, 4-6 15% CPR, 7-9 20% CPR, 10-12 25% CPR, 13-15 30% CPR, 16-21 50% CPR, 30% CPR afterwards

AIG

SEMT 2004-7

50% Severity **Triggers Fail**
12 Month Lag

10% CPR

	Flat			FWD			FWD+200		
	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
B1	0.61	2.38	20.33	0.61	2.44	21.58	0.61	2.46	22.08
B2	0.37	1.47	20.33	0.36	1.46	21.58	0.37	1.52	22.08

20% CPR

	Flat			FWD			FWD+200		
	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
B1	1.18	2.49	17.78	1.18	2.50	18.47	1.18	2.51	18.72
B2	0.68	1.46	17.02	0.68	1.47	17.59	0.68	1.47	17.81

40% Severity
12 Month Lag

10% CPR

	Flat			FWD			FWD+200		
	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
B1	0.77	2.38	20.33	0.77	2.44	21.58	0.77	2.46	22.08
B2	0.46	1.45	20.33	0.46	1.49	21.58	0.46	1.50	22.08

20% CPR

	Flat			FWD			FWD+200		
	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
B1	1.48	2.47	17.64	1.48	2.48	18.30	1.48	2.49	18.55
B2	0.84	1.43	16.93	0.85	1.46	17.50	0.85	1.46	17.71

60% Severity
12 Month Lag

10% CPR

	Flat			FWD			FWD+200		
	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
B1	0.51	2.40	20.33	0.51	2.46	21.58	0.51	2.48	22.08
B2	0.31	1.48	20.33	0.31	1.52	21.57	0.31	1.53	22.07

20% CPR

	Flat			FWD			FWD+200		
	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL	CDR	Cum Loss	WAL
B1	0.98	2.50	17.87	0.98	2.51	18.57	0.98	2.52	18.84
B2	0.57	1.47	17.08	0.57	1.48	17.66	0.57	1.49	17.88

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell any security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent investigation of the transaction and received all information it required to make its own investment decision, including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would contain material information not contained herein and to which prospective participants are referred. In the event of any such offering, this information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum. No representation or warranty can be given with respect to the accuracy or completeness of the information herein, or that any future offer of securities or transactions would conform to the terms hereof. Morgan Stanley and its affiliates disclaim any and all liability relating to this information.

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussion is necessarily generic and may not be applicable to or complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules).

Sensitivity Tables*

Sequoia Mortgage Trust 2004-7 - Price/Yield to Maturity – XA

Balance	$503,932,000
Coupon	1.49224
Settle	7/29/2004

LIBOR_1MO	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38
LIBOR_6MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
2.25638	49.08	42.25	35.26	28.10	20.55	12.59	4.29	-4.32	-13.49	-23.16
2.28763	48.30	41.48	34.51	27.37	19.84	11.90	3.62	-4.96	-14.11	-23.74
2.31888	47.53	40.74	33.79	26.67	19.15	11.23	2.97	-5.59	-14.71	-24.31
2.35013	46.79	40.01	33.09	25.98	18.48	10.58	2.34	-6.19	-15.29	-24.86
2.38138	46.07	39.31	32.40	25.31	17.83	9.95	1.72	-6.79	-15.86	-25.40
2.41263	45.37	38.63	31.74	24.67	17.20	9.33	1.12	-7.36	-16.41	-25.92
2.44388	44.69	37.96	31.09	24.03	16.58	8.73	0.54	-7.92	-16.95	-26.43
2.47513	44.02	37.31	30.46	23.42	15.98	8.14	-0.03	-8.47	-17.47	-26.92
2.50638	43.37	36.68	29.84	22.82	15.39	7.57	-0.58	-9.00	-17.98	-27.40
2.53763	42.74	36.06	29.24	22.23	14.82	7.01	-1.12	-9.52	-18.47	-27.87
2.56888	42.12	35.46	28.66	21.66	14.27	6.47	-1.64	-10.02	-18.95	-28.32
2.60013	41.52	34.87	28.09	21.11	13.72	5.94	-2.15	-10.52	-19.42	-28.77
2.63138	40.93	34.30	27.53	20.57	13.19	5.43	-2.65	-11.00	-19.88	-29.20
2.66263	40.36	33.75	26.99	20.04	12.68	4.92	-3.14	-11.46	-20.33	-29.62
2.69388	39.80	33.20	26.46	19.52	12.17	4.43	-3.62	-11.92	-20.76	-30.03
2.72513	39.26	32.67	25.94	19.02	11.68	3.95	-4.08	-12.37	-21.19	-30.43
2.75638	38.73	32.15	25.43	18.52	11.20	3.48	-4.53	-12.80	-21.60	-30.82
2.78763	38.21	31.64	24.94	18.04	10.72	3.03	-4.98	-13.23	-22.00	-31.20
2.81888	37.70	31.15	24.46	17.57	10.26	2.58	-5.41	-13.64	-22.40	-31.57
2.85013	37.20	30.66	23.98	17.11	9.81	2.14	-5.83	-14.05	-22.79	-31.93
2.88138	36.71	30.19	23.52	16.66	9.37	1.71	-6.25	-14.45	-23.16	-32.29
2.91263	36.24	29.72	23.07	16.22	8.94	1.29	-6.65	-14.83	-23.53	-32.64
2.94388	35.77	29.27	22.63	15.79	8.52	0.88	-7.05	-15.21	-23.89	-32.97
2.97513	35.32	28.83	22.20	15.36	8.11	0.48	-7.43	-15.58	-24.24	-33.30
3.00638	34.87	28.39	21.77	14.95	7.70	0.09	-7.81	-15.95	-24.59	-33.63
3.03763	34.43	27.97	21.36	14.55	7.31	-0.30	-8.18	-16.30	-24.93	-33.94
3.06888	34.01	27.55	20.95	14.15	6.92	-0.67	-8.55	-16.65	-25.25	-34.25
3.10013	33.59	27.14	20.56	13.76	6.54	-1.04	-8.90	-16.99	-25.58	-34.56
3.13138	33.18	26.74	20.17	13.38	6.17	-1.40	-9.25	-17.32	-25.89	-34.85
3.16263	32.78	26.35	19.79	13.01	5.81	-1.76	-9.59	-17.65	-26.20	-35.14
3.19388	32.38	25.97	19.41	12.64	5.45	-2.10	-9.93	-17.97	-26.51	-35.42
3.22513	31.99	25.59	19.04	12.29	5.10	-2.44	-10.26	-18.28	-26.80	-35.70
3.25638	31.62	25.22	18.68	11.93	4.75	-2.78	-10.58	-18.59	-27.09	-35.97

Mod Duration	2.07	2.12	2.18	2.23	2.28	2.35	2.43	2.53	2.66	2.82

Sequoia Mortgage Trust 2004-7 - Price/Yield to Call - XA

Balance $503,932,000.00
Coupon 1.49224
Settle 7/29/2004

LIBOR_1MO	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38	1.38
LIBOR_6MO	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84	1.84
Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	45 CPR	50 CPR
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
2.25638	49.08	42.24	35.21	27.82	19.71	10.72	0.87	-9.93	-21.64	-34.85
2.28763	48.30	41.48	34.46	27.09	18.97	9.98	0.11	-10.70	-22.42	-35.63
2.31888	47.53	40.73	33.73	26.37	18.25	9.25	-0.63	-11.45	-23.18	-36.39
2.35013	46.79	40.01	33.02	25.67	17.55	8.54	-1.35	-12.18	-23.92	-37.14
2.38138	46.07	39.31	32.33	24.99	16.86	7.84	-2.05	-12.89	-24.64	-37.87
2.41263	45.37	38.62	31.66	24.32	16.20	7.17	-2.74	-13.59	-25.35	-38.58
2.44388	44.69	37.95	31.01	23.68	15.55	6.51	-3.41	-14.27	-26.04	-39.28
2.47513	44.02	37.30	30.37	23.04	14.91	5.86	-4.07	-14.94	-26.71	-39.96
2.50638	43.37	36.67	29.75	22.43	14.29	5.23	-4.71	-15.59	-27.37	-40.63
2.53763	42.74	36.05	29.15	21.83	13.68	4.61	-5.34	-16.23	-28.02	-41.28
2.56888	42.12	35.45	28.56	21.24	13.09	4.01	-5.95	-16.86	-28.65	-41.92
2.60013	41.52	34.86	27.98	20.67	12.51	3.42	-6.55	-17.47	-29.28	-42.55
2.63138	40.93	34.29	27.42	20.11	11.95	2.84	-7.14	-18.07	-29.88	-43.16
2.66263	40.36	33.73	26.87	19.57	11.39	2.28	-7.72	-18.66	-30.48	-43.77
2.69388	39.80	33.19	26.34	19.03	10.85	1.73	-8.28	-19.23	-31.07	-44.36
2.72513	39.26	32.65	25.81	18.51	10.32	1.18	-8.84	-19.80	-31.64	-44.94
2.75638	38.73	32.13	25.30	18.00	9.80	0.65	-9.38	-20.35	-32.20	-45.50
2.78763	38.20	31.63	24.80	17.50	9.30	0.13	-9.91	-20.90	-32.75	-46.06
2.81888	37.70	31.13	24.31	17.01	8.80	-0.38	-10.43	-21.43	-33.29	-46.61
2.85013	37.20	30.64	23.84	16.53	8.31	-0.88	-10.95	-21.95	-33.82	-47.15
2.88138	36.71	30.17	23.37	16.06	7.83	-1.37	-11.45	-22.46	-34.35	-47.68
2.91263	36.24	29.70	22.91	15.61	7.36	-1.85	-11.94	-22.97	-34.86	-48.19
2.94388	35.77	29.25	22.46	15.16	6.91	-2.32	-12.43	-23.46	-35.36	-48.70
2.97513	35.31	28.80	22.02	14.72	6.45	-2.78	-12.90	-23.95	-35.86	-49.20
3.00638	34.87	28.37	21.59	14.28	6.01	-3.23	-13.37	-24.43	-36.34	-49.70
3.03763	34.43	27.94	21.17	13.86	5.58	-3.68	-13.83	-24.90	-36.82	-50.18
3.06888	34.00	27.52	20.76	13.44	5.15	-4.12	-14.28	-25.36	-37.29	-50.66
3.10013	33.59	27.11	20.36	13.04	4.74	-4.55	-14.72	-25.81	-37.75	-51.12
3.13138	33.18	26.71	19.96	12.64	4.33	-4.97	-15.15	-26.26	-38.21	-51.58
3.16263	32.77	26.32	19.57	12.25	3.92	-5.39	-15.58	-26.70	-38.65	-52.04
3.19388	32.38	25.93	19.19	11.86	3.53	-5.80	-16.00	-27.13	-39.09	-52.48
3.22513	31.99	25.56	18.81	11.48	3.14	-6.20	-16.42	-27.55	-39.53	-52.92
3.25638	31.61	25.19	18.45	11.11	2.75	-6.59	-16.82	-27.97	-39.95	-53.35

Mod Duration	2.07	2.12	2.15	2.15	2.12	2.07	2.03	1.98	1.95	1.93

SEQUOIA MORTGAGE TRUST 2004-7 - CashflowsB1

Morgan Stanley

Period	Date	Principal	Interest	Cash Flow	Balance	Sched Princ	Unsched Princ	Princ Writedown	Gross Writedown	Accum Gross Writedown
Total		18,900,000.00	17,874,117.02	36,774,117.02		4,625,900.95	14,274,099.05	0	0	
0	29-Jul-04	0	0	0	18,900,000.00	0	0	0	0	0
1	20-Aug-04	0	20,506.50	20,506.50	18,900,000.00	0	0	0	0	0
2	20-Sep-04	0	48,840.75	48,840.75	18,900,000.00	0	0	0	0	0
3	20-Oct-04	0	49,563.86	49,563.86	18,900,000.00	0	0	0	0	0
4	20-Nov-04	0	50,008.54	50,008.54	18,900,000.00	0	0	0	0	0
5	20-Dec-04	0	50,584.98	50,584.98	18,900,000.00	0	0	0	0	0
6	20-Jan-05	0	69,281.55	69,281.55	18,900,000.00	0	0	0	0	0
7	20-Feb-05	0	60,539.85	60,539.85	18,900,000.00	0	0	0	0	0
8	20-Mar-05	0	62,807.85	62,807.85	18,900,000.00	0	0	0	0	0
9	20-Apr-05	0	64,563.97	64,563.97	18,900,000.00	0	0	0	0	0
10	20-May-05	0	66,753.23	66,753.23	18,900,000.00	0	0	0	0	0
11	20-Jun-05	0	68,933.02	68,933.02	18,900,000.00	0	0	0	0	0
12	20-Jul-05	0	70,347.38	70,347.38	18,900,000.00	0	0	0	0	0
13	20-Aug-05	0	72,353.93	72,353.93	18,900,000.00	0	0	0	0	0
14	20-Sep-05	0	74,445.52	74,445.52	18,900,000.00	0	0	0	0	0
15	20-Oct-05	0	75,721.28	75,721.28	18,900,000.00	0	0	0	0	0
16	20-Nov-05	0	77,455.35	77,455.35	18,900,000.00	0	0	0	0	0
17	20-Dec-05	0	79,380.00	79,380.00	18,900,000.00	0	0	0	0	0
18	20-Jan-06	0	80,778.60	80,778.60	18,900,000.00	0	0	0	0	0
19	20-Feb-06	0	82,537.88	82,537.88	18,900,000.00	0	0	0	0	0
20	20-Mar-06	0	84,199.50	84,199.50	18,900,000.00	0	0	0	0	0
21	20-Apr-06	0	84,358.57	84,358.57	18,900,000.00	0	0	0	0	0
22	20-May-06	0	85,870.57	85,870.57	18,900,000.00	0	0	0	0	0
23	20-Jun-06	0	87,502.28	87,502.28	18,900,000.00	0	0	0	0	0
24	20-Jul-06	0	87,609.38	87,609.38	18,900,000.00	0	0	0	0	0
25	20-Aug-06	0	88,697.70	88,697.70	18,900,000.00	0	0	0	0	0
26	20-Sep-06	0	90,181.35	90,181.35	18,900,000.00	0	0	0	0	0
27	20-Oct-06	0	90,189.23	90,189.23	18,900,000.00	0	0	0	0	0
28	20-Nov-06	0	91,203.52	91,203.52	18,900,000.00	0	0	0	0	0

29	20-Dec-06	0	92,523.38	92,523.38	18,900,000.00	0	0	0	0	0
30	20-Jan-07	0	92,646.23	92,646.23	18,900,000.00	0	0	0	0	0
31	20-Feb-07	0	93,641.63	93,641.63	18,900,000.00	0	0	0	0	0
32	20-Mar-07	0	94,808.70	94,808.70	18,900,000.00	0	0	0	0	0
33	20-Apr-07	0	94,740.98	94,740.98	18,900,000.00	0	0	0	0	0
34	20-May-07	0	95,539.50	95,539.50	18,900,000.00	0	0	0	0	0
35	20-Jun-07	0	96,662.48	96,662.48	18,900,000.00	0	0	0	0	0
36	20-Jul-07	0	96,646.73	96,646.73	18,900,000.00	0	0	0	0	0
37	20-Aug-07	0	97,443.68	97,443.68	18,900,000.00	0	0	0	0	0
38	20-Sep-07	0	98,495.78	98,495.78	18,900,000.00	0	0	0	0	0
39	20-Oct-07	0	98,541.45	98,541.45	18,900,000.00	0	0	0	0	0
40	20-Nov-07	0	99,347.85	99,347.85	18,900,000.00	0	0	0	0	0
41	20-Dec-07	0	100,314.90	100,314.90	18,900,000.00	0	0	0	0	0
42	20-Jan-08	0	100,439.33	100,439.33	18,900,000.00	0	0	0	0	0
43	20-Feb-08	0	101,239.42	101,239.42	18,900,000.00	0	0	0	0	0
44	20-Mar-08	0	102,124.58	102,124.58	18,900,000.00	0	0	0	0	0
45	20-Apr-08	0	102,045.83	102,045.83	18,900,000.00	0	0	0	0	0
46	20-May-08	0	102,738.83	102,738.83	18,900,000.00	0	0	0	0	0
47	20-Jun-08	0	103,598.78	103,598.78	18,900,000.00	0	0	0	0	0
48	20-Jul-08	0	103,570.43	103,570.43	18,900,000.00	0	0	0	0	0
49	20-Aug-08	0	104,272.88	104,272.88	18,900,000.00	0	0	0	0	0
50	20-Sep-08	0	105,087.15	105,087.15	18,900,000.00	0	0	0	0	0
51	20-Oct-08	0	105,044.63	105,044.63	18,900,000.00	0	0	0	0	0
52	20-Nov-08	0	105,737.63	105,737.63	18,900,000.00	0	0	0	0	0
53	20-Dec-08	0	106,495.20	106,495.20	18,900,000.00	0	0	0	0	0
54	20-Jan-09	0	106,533.00	106,533.00	18,900,000.00	0	0	0	0	0
55	20-Feb-09	0	107,218.13	107,218.13	18,900,000.00	0	0	0	0	0
56	20-Mar-09	0	107,901.67	107,901.67	18,900,000.00	0	0	0	0	0
57	20-Apr-09	0	107,758.35	107,758.35	18,900,000.00	0	0	0	0	0
58	20-May-09	0	108,339.52	108,339.52	18,900,000.00	0	0	0	0	0
59	20-Jun-09	0	109,034.10	109,034.10	18,900,000.00	0	0	0	0	0
60	20-Jul-09	0	108,934.87	108,934.87	18,900,000.00	0	0	0	0	0
61	20-Aug-09	0	109,528.65	109,528.65	18,900,000.00	0	0	0	0	0
62	20-Sep-09	0	110,245.28	110,245.28	18,900,000.00	0	0	0	0	0
63	20-Oct-09	0	108,851.40	108,851.40	18,900,000.00	0	0	0	0	0
64	20-Nov-09	0	108,744.30	108,744.30	18,900,000.00	0	0	0	0	0
65	20-Dec-09	0	109,347.52	109,347.52	18,900,000.00	0	0	0	0	0
66	20-Jan-10	0	110,089.35	110,089.35	18,900,000.00	0	0	0	0	0

67	20-Feb-10	0	112,240.80	112,240.80	18,900,000.00	0	0	0	0	0
68	20-Mar-10	0	113,215.73	113,215.73	18,900,000.00	0	0	0	0	0
69	20-Apr-10	0	113,902.43	113,902.43	18,900,000.00	0	0	0	0	0
70	20-May-10	0	114,568.65	114,568.65	18,900,000.00	0	0	0	0	0
71	20-Jun-10	0	115,228.58	115,228.58	18,900,000.00	0	0	0	0	0
72	20-Jul-10	0	115,263.23	115,263.23	18,900,000.00	0	0	0	0	0
73	20-Aug-10	0	112,291.20	112,291.20	18,900,000.00	0	0	0	0	0
74	20-Sep-10	0	112,050.23	112,050.23	18,900,000.00	0	0	0	0	0
75	20-Oct-10	0	112,549.50	112,549.50	18,900,000.00	0	0	0	0	0
76	20-Nov-10	0	113,089.73	113,089.73	18,900,000.00	0	0	0	0	0
77	20-Dec-10	0	113,617.35	113,617.35	18,900,000.00	0	0	0	0	0
78	20-Jan-11	0	114,190.65	114,190.65	18,900,000.00	0	0	0	0	0
79	20-Feb-11	0	114,916.73	114,916.73	18,900,000.00	0	0	0	0	0
80	20-Mar-11	170,093.24	115,455.38	285,548.61	18,729,906.76	4,919.80	165,173.44	0	0	0
81	20-Apr-11	168,597.32	114,957.92	283,555.25	18,561,309.44	4,910.69	163,686.63	0	0	0
82	20-May-11	167,114.58	114,445.94	281,560.52	18,394,194.86	4,901.68	162,212.90	0	0	0
83	20-Jun-11	165,644.86	113,927.51	279,572.37	18,228,550.00	4,892.74	160,752.12	0	0	0
84	20-Jul-11	164,232.59	112,822.57	277,055.17	18,064,317.40	4,928.79	159,303.81	0	0	0
85	20-Aug-11	162,803.78	108,951.92	271,755.69	17,901,513.63	4,935.69	157,868.09	0	0	0
86	20-Sep-11	161,374.36	107,658.21	269,032.57	17,740,139.27	4,929.38	156,444.98	0	0	0
87	20-Oct-11	159,954.94	107,052.87	267,007.81	17,580,184.33	4,920.56	155,034.38	0	0	0
88	20-Nov-11	158,547.83	106,487.57	265,035.40	17,421,636.50	4,911.63	153,636.20	0	0	0
89	20-Dec-11	157,153.11	105,906.13	263,059.24	17,264,483.39	4,902.80	152,250.31	0	0	0
90	20-Jan-12	155,743.43	105,209.76	260,953.19	17,108,739.97	4,866.57	150,876.86	0	0	0
91	20-Feb-12	154,373.85	103,877.14	258,250.99	16,954,366.11	4,858.37	149,515.48	0	0	0
92	20-Mar-12	153,016.62	103,116.45	256,133.08	16,801,349.49	4,850.55	148,166.07	0	0	0
93	20-Apr-12	151,670.61	102,540.04	254,210.64	16,649,678.88	4,842.07	146,828.53	0	0	0
94	20-May-12	150,336.42	101,957.08	252,293.51	16,499,342.46	4,833.66	145,502.76	0	0	0
95	20-Jun-12	149,013.90	101,384.33	250,398.24	16,350,328.56	4,825.25	144,188.65	0	0	0
96	20-Jul-12	147,659.27	100,677.15	248,336.42	16,202,669.28	4,772.78	142,886.49	0	0	0
97	20-Aug-12	146,360.83	99,387.17	245,748.00	16,056,308.46	4,765.05	141,595.78	0	0	0
98	20-Sep-12	145,074.11	98,655.31	243,729.42	15,911,234.35	4,757.69	140,316.41	0	0	0
99	20-Oct-12	143,798.14	98,064.92	241,863.05	15,767,436.21	4,749.84	139,048.30	0	0	0
100	20-Nov-12	142,533.28	97,496.63	240,029.91	15,624,902.93	4,741.94	137,791.34	0	0	0
101	20-Dec-12	141,279.54	96,921.27	238,200.81	15,483,623.39	4,734.10	136,545.44	0	0	0
102	20-Jan-13	139,917.34	96,502.97	236,420.31	15,343,706.06	4,605.79	135,311.55	0	0	0
103	20-Feb-13	138,677.45	96,776.59	235,454.04	15,205,028.60	4,588.86	134,088.59	0	0	0
104	20-Mar-13	137,457.83	96,366.94	233,824.77	15,067,570.77	4,581.44	132,876.40	0	0	0

105	20-Apr-13	136,249.38	95,831.01	232,080.38	14,931,321.40	4,574.52	131,674.85	0	0	0
106	20-May-13	135,051.60	95,274.27	230,325.87	14,796,269.80	4,567.72	130,483.87	0	0	0
107	20-Jun-13	133,864.28	94,726.95	228,591.24	14,662,405.52	4,560.92	129,303.36	0	0	0
108	20-Jul-13	132,638.66	94,036.12	226,674.77	14,529,766.86	4,504.99	128,133.66	0	0	0
109	20-Aug-13	131,473.89	92,714.44	224,188.34	14,398,292.97	4,499.66	126,974.23	0	0	0
110	20-Sep-13	130,318.97	91,996.69	222,315.66	14,267,974.00	4,493.97	125,824.99	0	0	0
111	20-Oct-13	129,173.58	91,435.12	220,608.70	14,138,800.42	4,487.73	124,685.85	0	0	0
112	20-Nov-13	128,038.16	90,892.46	218,930.62	14,010,762.26	4,481.45	123,556.72	0	0	0
113	20-Dec-13	126,912.74	90,341.40	217,254.13	13,883,849.52	4,475.22	122,437.51	0	0	0
114	20-Jan-14	125,729.87	89,808.84	215,538.71	13,758,119.65	4,401.13	121,328.74	0	0	0
115	20-Feb-14	124,621.36	89,303.95	213,925.31	13,633,498.29	4,391.62	120,229.74	0	0	0
116	20-Mar-14	123,536.16	88,744.98	212,281.14	13,509,962.13	4,395.85	119,140.31	0	0	0
117	20-Apr-14	122,450.60	88,218.93	210,669.53	13,387,511.53	4,390.14	118,060.46	0	0	0
118	20-May-14	121,374.62	87,678.16	209,052.78	13,266,136.92	4,384.53	116,990.09	0	0	0
119	20-Jun-14	120,388.90	87,137.51	207,526.42	13,145,748.01	4,460.49	115,928.42	0	0	0
120	20-Jul-14	128,779.47	86,168.19	214,947.65	13,016,968.55	13,986.72	114,792.75	0	0	0
121	20-Aug-14	137,134.61	83,125.28	220,259.89	12,879,833.94	23,551.21	113,583.40	0	0	0
122	20-Sep-14	135,920.47	81,924.33	217,844.81	12,743,913.46	23,535.72	112,384.76	0	0	0
123	20-Oct-14	134,694.93	81,232.89	215,927.82	12,609,218.53	23,498.01	111,196.92	0	0	0
124	20-Nov-14	133,478.98	80,575.01	214,053.99	12,475,739.55	23,459.17	110,019.81	0	0	0
125	20-Dec-14	132,274.32	79,909.19	212,183.51	12,343,465.24	23,420.99	108,853.32	0	0	0
126	20-Jan-15	130,991.40	79,260.48	210,251.88	12,212,473.83	23,293.25	107,698.15	0	0	0
127	20-Feb-15	129,749.52	78,627.98	208,377.50	12,082,724.31	23,195.60	106,553.93	0	0	0
128	20-Mar-15	128,580.03	77,959.75	206,539.78	11,954,144.28	23,160.01	105,420.02	0	0	0
129	20-Apr-15	127,419.60	77,325.38	204,744.98	11,826,724.68	23,123.25	104,296.34	0	0	0
130	20-May-15	126,270.21	76,678.57	202,948.78	11,700,454.48	23,087.40	103,182.80	0	0	0
131	20-Jun-15	125,130.38	76,042.23	201,172.61	11,575,324.09	23,051.07	102,079.32	0	0	0
132	20-Jul-15	123,973.14	75,278.19	199,251.33	11,451,350.95	22,987.10	100,986.04	0	0	0
133	20-Aug-15	122,880.16	73,949.01	196,829.17	11,328,470.80	22,977.77	99,902.39	0	0	0
134	20-Sep-15	121,778.28	73,166.82	194,945.10	11,206,692.51	22,949.82	98,828.47	0	0	0
135	20-Oct-15	120,679.85	72,528.78	193,208.63	11,086,012.66	22,915.62	97,764.23	0	0	0
136	20-Nov-15	119,590.50	71,909.42	191,499.92	10,966,422.16	22,880.91	96,709.59	0	0	0
137	20-Dec-15	118,510.69	71,284.49	189,795.17	10,847,911.47	22,846.20	95,664.48	0	0	0
138	20-Jan-16	117,314.20	70,682.28	187,996.48	10,730,597.28	22,684.27	94,629.92	0	0	0
139	20-Feb-16	116,200.12	70,123.56	186,323.68	10,614,397.16	22,594.93	93,605.19	0	0	0
140	20-Mar-16	115,152.48	69,514.57	184,667.06	10,499,244.67	22,562.79	92,589.70	0	0	0
141	20-Apr-16	114,113.77	68,917.92	183,031.68	10,385,130.91	22,530.41	91,583.36	0	0	0
142	20-May-16	113,084.89	68,311.66	181,396.55	10,272,046.01	22,498.79	90,586.10	0	0	0

143	20-Jun-16	112,065.60	67,709.90	179,775.50	10,159,980.41	22,467.77	89,597.83	0	0	
144	20-Jul-16	111,209.34	66,848.44	178,057.78	10,048,771.07	22,592.24	88,617.10	0	0	
145	20-Aug-16	110,344.32	64,788.61	175,132.94	9,938,426.75	22,700.31	87,644.01	0	0	
146	20-Sep-16	109,361.98	63,875.93	173,237.91	9,829,064.76	22,682.40	86,679.58	0	0	
147	20-Oct-16	108,374.05	63,270.51	171,644.56	9,720,690.72	22,650.19	85,723.86	0	0	0
148	20-Nov-16	107,393.99	62,687.92	170,081.91	9,613,296.73	22,617.20	84,776.79	0	0	0
149	20-Dec-16	106,422.87	62,101.10	168,523.97	9,506,873.86	22,584.60	83,838.27	0	0	0
150	20-Jan-17	105,374.26	61,557.80	166,932.06	9,401,499.60	22,465.25	82,909.01	0	0	0
151	20-Feb-17	104,363.71	61,160.67	165,524.38	9,297,135.89	22,375.05	81,988.66	0	0	0
152	20-Mar-17	103,419.78	60,611.13	164,030.91	9,193,716.10	22,343.15	81,076.63	0	0	0
153	20-Apr-17	102,484.70	60,055.65	162,540.36	9,091,231.40	22,311.86	80,172.85	0	0	0
154	20-May-17	101,558.67	59,488.47	161,047.14	8,989,672.73	22,281.44	79,277.23	0	0	0
155	20-Jun-17	100,640.31	58,931.05	159,571.36	8,889,032.42	22,250.59	78,389.72	0	0	0
156	20-Jul-17	99,716.82	58,289.09	158,005.91	8,789,315.60	22,206.47	77,510.34	0	0	0
157	20-Aug-17	98,836.76	57,277.77	156,114.53	8,690,478.84	22,198.03	76,638.73	0	0	0
158	20-Sep-17	97,947.99	56,628.61	154,576.60	8,592,530.86	22,173.03	75,774.96	0	0	0
159	20-Oct-17	97,062.57	56,076.29	153,138.86	8,495,468.28	22,143.58	74,918.99	0	0	0
160	20-Nov-17	96,184.50	55,538.42	151,722.91	8,399,283.79	22,113.73	74,070.77	0	0	0
161	20-Dec-17	95,313.61	54,999.91	150,313.52	8,303,970.18	22,083.38	73,230.23	0	0	0
162	20-Jan-18	94,266.17	54,565.39	148,831.56	8,209,704.01	21,867.25	72,398.92	0	0	0
163	20-Feb-18	93,309.98	54,578.11	147,888.09	8,116,394.03	21,733.93	71,576.05	0	0	0
164	20-Mar-18	92,463.23	54,151.90	146,615.14	8,023,930.80	21,702.59	70,760.64	0	0	0
165	20-Apr-18	91,628.18	53,643.99	145,272.17	7,932,302.62	21,675.58	69,952.60	0	0	0
166	20-May-18	90,801.41	53,121.97	143,923.38	7,841,501.20	21,649.56	69,151.85	0	0	0
167	20-Jun-18	89,981.33	52,608.63	142,589.96	7,751,519.88	21,622.99	68,358.33	0	0	0
168	20-Jul-18	89,143.38	52,019.16	141,162.54	7,662,376.50	21,571.18	67,572.20	0	0	0
169	20-Aug-18	88,359.61	51,094.64	139,454.25	7,574,016.89	21,566.62	66,792.99	0	0	0
170	20-Sep-18	87,566.44	50,499.76	138,066.20	7,486,450.45	21,545.68	66,020.77	0	0	0
171	20-Oct-18	86,776.18	49,991.40	136,767.57	7,399,674.27	21,520.67	65,255.51	0	0	0
172	20-Nov-18	85,992.40	49,497.04	135,489.44	7,313,681.87	21,495.23	64,497.17	0	0	0
173	20-Dec-18	85,215.61	48,999.23	134,214.84	7,228,466.26	21,469.93	63,745.68	0	0	0
174	20-Jan-19	84,375.58	48,515.06	132,890.63	7,144,090.68	21,373.98	63,001.60	0	0	0
175	20-Feb-19	83,585.49	48,049.37	131,634.86	7,060,505.19	21,321.01	62,264.48	0	0	0
176	20-Mar-19	82,831.73	47,556.62	130,388.35	6,977,673.46	21,297.72	61,534.01	0	0	0
177	20-Apr-19	82,083.80	47,084.18	129,167.98	6,895,589.67	21,273.66	60,810.14	0	0	0
178	20-May-19	81,343.13	46,602.69	127,945.83	6,814,246.53	21,250.33	60,092.80	0	0	0
179	20-Jun-19	80,610.33	46,121.66	126,731.99	6,733,636.20	21,228.41	59,381.92	0	0	0
180	20-Jul-19	80,167.26	45,360.02	125,527.27	6,653,468.95	21,492.31	58,674.95	0	0	0

181	20-Aug-19	79,643.54	43,276.38	122,919.92	6,573,825.41	21,670.94	57,972.60	0	0	
182	20-Sep-19	78,938.01	42,458.69	121,396.70	6,494,887.40	21,661.54	57,276.47	0	0	
183	20-Oct-19	78,221.11	41,980.79	120,201.90	6,416,666.29	21,634.45	56,586.66	0	0	
184	20-Nov-19	77,509.63	41,524.39	119,034.01	6,339,156.66	21,606.50	55,903.12	0	0	0
185	20-Dec-19	76,805.78	41,063.47	117,869.26	6,262,350.88	21,579.99	55,225.80	0	0	0
186	20-Jan-20	76,218.62	40,542.46	116,761.08	6,186,132.26	21,664.97	54,553.65	0	0	0
187	20-Feb-20	75,570.76	39,684.55	115,255.31	6,110,561.50	21,683.55	53,887.21	0	0	0
188	20-Mar-20	74,886.19	39,146.29	114,032.48	6,035,675.31	21,659.38	53,226.81	0	0	0
189	20-Apr-20	74,202.65	38,705.78	112,908.42	5,961,472.66	21,630.20	52,572.44	0	0	0
190	20-May-20	73,525.37	38,264.71	111,790.08	5,887,947.29	21,601.33	51,924.04	0	0	0
191	20-Jun-20	72,854.33	37,830.06	110,684.39	5,815,092.96	21,572.76	51,281.56	0	0	0
192	20-Jul-20	72,260.78	37,324.66	109,585.44	5,742,832.18	21,616.46	50,644.32	0	0	0
193	20-Aug-20	71,644.05	36,501.92	108,145.97	5,671,188.13	21,631.54	50,012.51	0	0	0
194	20-Sep-20	70,992.72	35,991.72	106,984.44	5,600,195.42	21,606.27	49,386.45	0	0	0
195	20-Oct-20	70,342.76	35,565.44	105,908.20	5,529,852.66	21,576.65	48,766.11	0	0	0
196	20-Nov-20	69,698.15	35,150.05	104,848.20	5,460,154.50	21,546.69	48,151.47	0	0	0
197	20-Dec-20	69,059.12	34,735.23	103,794.34	5,391,095.39	21,516.66	47,542.46	0	0	0
198	20-Jan-21	68,341.47	34,376.77	102,718.24	5,322,753.92	21,401.70	46,939.77	0	0	0
199	20-Feb-21	67,663.39	34,252.37	101,915.75	5,255,090.53	21,320.32	46,343.07	0	0	0
200	20-Mar-21	67,041.54	33,898.84	100,940.38	5,188,048.99	21,289.69	45,751.85	0	0	0
201	20-Apr-21	66,427.57	33,505.72	99,933.29	5,121,621.41	21,261.53	45,166.05	0	0	0
202	20-May-21	65,819.62	33,105.31	98,924.93	5,055,801.80	21,234.02	44,585.60	0	0	0
203	20-Jun-21	65,216.81	32,711.04	97,927.85	4,990,584.98	21,206.34	44,010.47	0	0	0
204	20-Jul-21	64,634.23	32,271.62	96,905.85	4,925,950.76	21,193.74	43,440.48	0	0	0
205	20-Aug-21	64,066.18	31,630.76	95,696.94	4,861,884.58	21,190.67	42,875.50	0	0	0
206	20-Sep-21	63,481.69	31,190.61	94,672.30	4,798,402.89	21,166.01	42,315.68	0	0	0
207	20-Oct-21	62,899.50	30,804.95	93,704.45	4,735,503.39	21,138.51	41,760.99	0	0	0
208	20-Nov-21	62,322.14	30,428.37	92,750.51	4,673,181.26	21,110.75	41,211.39	0	0	0
209	20-Dec-21	61,749.64	30,052.45	91,802.09	4,611,431.62	21,082.80	40,666.83	0	0	0
210	20-Jan-22	61,086.20	29,736.82	90,823.01	4,550,345.42	20,958.06	40,128.13	0	0	0
211	20-Feb-22	60,470.13	29,675.84	90,145.96	4,489,875.29	20,875.26	39,594.87	0	0	0
212	20-Mar-22	59,913.28	29,366.03	89,279.31	4,429,962.01	20,846.78	39,066.51	0	0	0
213	20-Apr-22	59,364.19	29,009.24	88,373.43	4,370,597.81	20,821.20	38,542.99	0	0	0
214	20-May-22	58,820.52	28,645.63	87,466.15	4,311,777.29	20,796.25	38,024.27	0	0	0
215	20-Jun-22	58,281.38	28,287.77	86,569.15	4,253,495.91	20,771.07	37,510.31	0	0	0
216	20-Jul-22	57,752.85	27,893.36	85,646.21	4,195,743.07	20,751.85	37,001.00	0	0	0
217	20-Aug-22	57,242.04	27,337.36	84,579.40	4,138,501.03	20,745.84	36,496.20	0	0	0
218	20-Sep-22	56,719.30	26,943.71	83,663.01	4,081,781.73	20,723.29	35,996.01	0	0	0

219	20-Oct-22	56,198.85	26,593.83	82,792.68	4,025,582.88	20,698.44	35,500.41	0	0	0
220	20-Nov-22	55,682.72	26,251.83	81,934.56	3,969,900.15	20,673.36	35,009.36	0	0	0
221	20-Dec-22	55,170.95	25,910.55	81,081.50	3,914,729.20	20,648.13	34,522.82	0	0	0
222	20-Jan-23	54,582.16	25,617.01	80,199.16	3,860,147.04	20,540.67	34,041.48	0	0	0
223	20-Feb-23	54,036.10	25,523.61	79,559.71	3,806,110.95	20,471.14	33,564.95	0	0	0
224	20-Mar-23	53,538.65	25,234.52	78,773.17	3,752,572.30	20,445.84	33,092.81	0	0	0
225	20-Apr-23	53,047.82	25,660.40	78,708.22	3,699,524.47	20,422.82	32,625.00	0	0	0
226	20-May-23	52,561.84	25,319.24	77,881.08	3,646,962.64	20,400.37	32,161.47	0	0	0
227	20-Jun-23	52,080.03	24,982.91	77,062.94	3,594,882.60	20,377.84	31,702.19	0	0	0
228	20-Jul-23	51,629.07	24,602.78	76,231.85	3,543,253.53	20,382.18	31,246.89	0	0	0
229	20-Aug-23	51,184.05	24,022.37	75,206.42	3,492,069.48	20,388.53	30,795.52	0	0	0
230	20-Sep-23	50,716.77	23,641.02	74,357.79	3,441,352.72	20,368.51	30,348.26	0	0	0
231	20-Oct-23	50,250.68	23,312.87	73,563.55	3,391,102.04	20,345.57	29,905.11	0	0	0
232	20-Nov-23	49,788.42	22,992.52	72,780.94	3,341,313.61	20,322.38	29,466.04	0	0	0
233	20-Dec-23	49,330.58	22,671.37	72,001.95	3,291,983.04	20,299.56	29,031.01	0	0	0
234	20-Jan-24	48,887.78	22,341.59	71,229.37	3,243,095.26	20,287.89	28,599.89	0	0	0
235	20-Feb-24	48,445.10	21,945.21	70,390.32	3,194,650.16	20,272.44	28,172.66	0	0	0
236	20-Mar-24	47,999.87	21,613.41	69,613.27	3,146,650.29	20,250.50	27,749.37	0	0	0
237	20-Apr-24	47,557.23	21,307.02	68,864.24	3,099,093.07	20,227.25	27,329.97	0	0	0
238	20-May-24	47,118.73	20,999.45	68,118.19	3,051,974.33	20,204.29	26,914.45	0	0	0
239	20-Jun-24	46,684.86	20,693.66	67,378.52	3,005,289.47	20,182.11	26,502.75	0	0	0
240	20-Jul-24	46,403.87	20,287.71	66,691.58	2,958,885.60	20,310.35	26,093.53	0	0	0
241	20-Aug-24	46,059.06	19,414.48	65,473.54	2,912,826.54	20,371.71	25,687.35	0	0	0
242	20-Sep-24	45,636.83	18,997.45	64,634.28	2,867,189.71	20,351.94	25,284.89	0	0	0
243	20-Oct-24	45,211.13	18,702.68	63,913.81	2,821,978.58	20,324.95	24,886.18	0	0	0
244	20-Nov-24	44,788.82	18,416.94	63,205.76	2,777,189.76	20,297.62	24,491.21	0	0	0
245	20-Dec-24	44,371.03	18,130.19	62,501.22	2,732,818.73	20,271.12	24,099.91	0	0	0
246	20-Jan-25	44,031.54	17,815.93	61,847.47	2,688,787.19	20,319.94	23,711.61	0	0	0
247	20-Feb-25	43,648.00	17,347.38	60,995.38	2,645,139.19	20,321.31	23,326.69	0	0	0
248	20-Mar-25	43,240.14	17,028.52	60,268.66	2,601,899.05	20,294.77	22,945.37	0	0	0
249	20-Apr-25	42,833.15	16,757.31	59,590.46	2,559,065.90	20,265.51	22,567.64	0	0	0
250	20-May-25	42,429.95	16,485.50	58,915.46	2,516,635.95	20,236.49	22,193.46	0	0	0
251	20-Jun-25	42,030.88	16,216.36	58,247.24	2,474,605.06	20,208.08	21,822.80	0	0	0
252	20-Jul-25	41,740.85	15,889.85	57,630.70	2,432,864.22	20,286.15	21,454.70	0	0	0
253	20-Aug-25	41,397.49	15,291.57	56,689.05	2,391,466.73	20,307.86	21,089.63	0	0	0
254	20-Sep-25	41,007.94	14,960.42	55,968.36	2,350,458.79	20,279.95	20,727.99	0	0	0
255	20-Oct-25	40,617.53	14,701.92	55,319.46	2,309,841.25	20,247.73	20,369.80	0	0	0
256	20-Nov-25	40,230.33	14,449.98	54,680.31	2,269,610.92	20,215.31	20,015.02	0	0	0

257	20-Dec-25	39,846.86	14,198.69	54,045.55	2,229,764.06	20,183.24	19,663.62	0	0	0
258	20-Jan-26	39,476.61	13,955.54	53,432.14	2,190,287.45	20,161.12	19,315.49	0	0	0
259	20-Feb-26	39,096.76	13,732.01	52,828.77	2,151,190.69	20,126.05	18,970.71	0	0	0
260	20-Mar-26	38,722.86	13,490.30	52,213.16	2,112,467.83	20,093.64	18,629.22	0	0	0
261	20-Apr-26	38,352.25	13,251.51	51,603.76	2,074,115.58	20,061.24	18,291.00	0	0	0
262	20-May-26	37,985.15	13,011.45	50,996.60	2,036,130.43	20,029.13	17,956.02	0	0	0
263	20-Jun-26	37,621.52	12,774.17	50,395.69	1,998,508.91	19,997.27	17,624.25	0	0	0
264	20-Jul-26	37,313.21	12,508.00	49,821.21	1,961,195.70	20,018.01	17,295.20	0	0	0
265	20-Aug-26	36,980.55	12,104.66	49,085.21	1,924,215.16	20,011.47	16,969.08	0	0	0
266	20-Sep-26	36,625.80	11,839.21	48,465.01	1,887,589.36	19,979.71	16,646.09	0	0	0
267	20-Oct-26	36,272.01	11,611.35	47,883.35	1,851,317.35	19,945.79	16,326.21	0	0	0
268	20-Nov-26	35,921.20	11,388.38	47,309.58	1,815,396.15	19,911.76	16,009.44	0	0	0
269	20-Dec-26	35,573.57	11,166.80	46,740.38	1,779,822.58	19,877.85	15,695.72	0	0	0
270	20-Jan-27	35,214.97	10,961.63	46,176.60	1,744,607.61	19,829.80	15,385.17	0	0	0
271	20-Feb-27	34,863.13	10,819.77	45,682.90	1,709,744.48	19,785.41	15,077.72	0	0	0
272	20-Mar-27	34,524.82	10,617.51	45,142.34	1,675,219.66	19,751.56	14,773.26	0	0	0
273	20-Apr-27	34,190.24	10,405.77	44,596.01	1,641,029.41	19,718.50	14,471.75	0	0	0
274	20-May-27	33,858.83	10,193.12	44,051.94	1,607,170.59	19,685.67	14,173.16	0	0	0
275	20-Jun-27	33,530.44	9,983.07	43,513.51	1,573,640.15	19,652.97	13,877.46	0	0	0
276	20-Jul-27	33,234.67	9,756.31	42,990.98	1,540,405.48	19,650.29	13,584.37	0	0	0
277	20-Aug-27	32,926.00	9,449.36	42,375.36	1,507,479.48	19,631.99	13,294.01	0	0	0
278	20-Sep-27	32,605.69	9,224.90	41,830.58	1,474,873.80	19,599.22	13,006.47	0	0	0
279	20-Oct-27	32,286.94	9,023.40	41,310.34	1,442,586.86	19,565.20	12,721.74	0	0	0
280	20-Nov-27	31,970.93	8,825.63	40,796.56	1,410,615.93	19,531.13	12,439.80	0	0	0
281	20-Dec-27	31,657.78	8,629.21	40,286.98	1,378,958.15	19,497.16	12,160.62	0	0	0
282	20-Jan-28	31,336.78	8,444.51	39,781.29	1,347,621.37	19,452.51	11,884.27	0	0	0
283	20-Feb-28	31,022.69	8,302.92	39,325.61	1,316,598.68	19,412.00	11,610.69	0	0	0
284	20-Mar-28	30,718.07	8,121.33	38,839.40	1,285,880.61	19,378.28	11,339.80	0	0	0
285	20-Apr-28	30,416.69	7,933.03	38,349.72	1,255,463.91	19,345.13	11,071.56	0	0	0
286	20-May-28	30,118.12	7,744.75	37,862.86	1,225,345.80	19,312.16	10,805.96	0	0	0
287	20-Jun-28	29,822.21	7,558.95	37,381.16	1,195,523.59	19,279.24	10,542.96	0	0	0
288	20-Jul-28	29,542.27	7,366.32	36,908.59	1,165,981.33	19,259.83	10,282.44	0	0	0
289	20-Aug-28	29,257.06	7,140.08	36,397.14	1,136,724.26	19,232.63	10,024.43	0	0	0
290	20-Sep-28	28,968.56	6,950.88	35,919.44	1,107,755.70	19,199.59	9,768.97	0	0	0
291	20-Oct-28	28,682.10	6,772.54	35,454.64	1,079,073.61	19,166.07	9,516.03	0	0	0
292	20-Nov-28	28,398.14	6,597.01	34,995.14	1,050,675.47	19,132.54	9,265.59	0	0	0
293	20-Dec-28	28,116.66	6,422.95	34,539.61	1,022,558.81	19,099.02	9,017.64	0	0	0
294	20-Jan-29	27,818.45	6,261.98	34,080.43	994,740.36	19,046.13	8,772.32	0	0	0

295	20-Feb-29	27,535.27	6,152.80	33,688.07	967,205.10	19,005.77	8,529.49	0	0	
296	20-Mar-29	27,262.22	5,994.17	33,256.39	939,942.88	18,973.14	8,289.07	0	0	
297	20-Apr-29	26,992.21	5,826.78	32,818.99	912,950.67	18,941.17	8,051.04	0	0	0
298	20-May-29	26,724.72	5,659.23	32,383.95	886,225.95	18,909.36	7,815.36	0	0	0
299	20-Jun-29	26,459.64	5,493.64	31,953.28	859,766.31	18,877.62	7,582.02	0	0	0
300	20-Jul-29	23,987.75	5,321.17	29,308.91	835,778.56	16,617.27	7,370.48	0	0	0
301	20-Aug-29	18,622.91	5,172.70	23,795.61	817,155.65	11,416.66	7,206.25	0	0	0
302	20-Sep-29	18,441.69	5,057.44	23,499.14	798,713.96	11,398.07	7,043.62	0	0	0
303	20-Oct-29	18,262.09	4,943.31	23,205.40	780,451.87	11,379.52	6,882.57	0	0	0
304	20-Nov-29	18,084.09	4,830.28	22,914.37	762,367.78	11,360.99	6,723.09	0	0	0
305	20-Dec-29	17,907.69	4,718.36	22,626.05	744,460.09	11,342.52	6,565.17	0	0	0
306	20-Jan-30	17,732.85	4,607.53	22,340.37	726,727.24	11,324.06	6,408.79	0	0	0
307	20-Feb-30	17,559.56	4,497.78	22,057.33	709,167.68	11,305.62	6,253.94	0	0	0
308	20-Mar-30	17,387.82	4,389.10	21,776.91	691,779.86	11,287.22	6,100.60	0	0	0
309	20-Apr-30	17,217.61	4,281.48	21,499.09	674,562.26	11,268.84	5,948.76	0	0	0
310	20-May-30	17,048.91	4,174.92	21,223.83	657,513.35	11,250.50	5,798.41	0	0	0
311	20-Jun-30	16,881.72	4,069.40	20,951.13	640,631.62	11,232.18	5,649.54	0	0	0
312	20-Jul-30	16,716.03	3,964.92	20,680.95	623,915.60	11,213.90	5,502.12	0	0	0
313	20-Aug-30	16,551.81	3,861.47	20,413.27	607,363.79	11,195.65	5,356.16	0	0	0
314	20-Sep-30	16,389.05	3,759.03	20,148.08	590,974.74	11,177.42	5,211.63	0	0	0
315	20-Oct-30	16,227.75	3,657.59	19,885.34	574,746.99	11,159.23	5,068.52	0	0	0
316	20-Nov-30	16,067.89	3,557.16	19,625.04	558,679.11	11,141.06	4,926.82	0	0	0
317	20-Dec-30	15,909.45	3,457.71	19,367.16	542,769.65	11,122.93	4,786.52	0	0	0
318	20-Jan-31	15,752.43	3,359.25	19,111.68	527,017.22	11,104.82	4,647.61	0	0	0
319	20-Feb-31	15,596.81	3,261.75	18,858.56	511,420.41	11,086.75	4,510.06	0	0	0
320	20-Mar-31	15,442.58	3,165.22	18,607.81	495,977.83	11,068.70	4,373.88	0	0	0
321	20-Apr-31	15,289.73	3,069.65	18,359.38	480,688.10	11,050.69	4,239.04	0	0	0
322	20-May-31	15,138.24	2,975.02	18,113.26	465,549.86	11,032.70	4,105.54	0	0	0
323	20-Jun-31	14,988.11	2,881.33	17,869.44	450,561.75	11,014.74	3,973.37	0	0	0
324	20-Jul-31	14,839.32	2,788.56	17,627.88	435,722.43	10,996.81	3,842.51	0	0	0
325	20-Aug-31	14,691.86	2,696.72	17,388.58	421,030.57	10,978.92	3,712.94	0	0	0
326	20-Sep-31	14,545.71	2,605.79	17,151.51	406,484.85	10,961.05	3,584.67	0	0	0
327	20-Oct-31	14,400.88	2,515.77	16,916.65	392,083.97	10,943.21	3,457.67	0	0	0
328	20-Nov-31	14,257.34	2,426.64	16,683.98	377,826.64	10,925.40	3,331.94	0	0	0
329	20-Dec-31	14,115.08	2,338.40	16,453.48	363,711.56	10,907.61	3,207.46	0	0	0
330	20-Jan-32	13,974.09	2,251.04	16,225.13	349,737.47	10,889.86	3,084.23	0	0	0
331	20-Feb-32	13,834.37	2,164.55	15,998.92	335,903.10	10,872.14	2,962.23	0	0	0
332	20-Mar-32	13,695.89	2,078.93	15,774.83	322,207.21	10,854.45	2,841.45	0	0	0

333	20-Apr-32	13,558.66	1,994.17	15,552.83	308,648.55	10,836.78	2,721.88	0	0	
334	20-May-32	13,422.65	1,910.25	15,332.90	295,225.89	10,819.14	2,603.51	0	0	
335	20-Jun-32	13,287.86	1,827.18	15,115.04	281,938.03	10,801.54	2,486.33	0	0	0
336	20-Jul-32	13,154.28	1,744.94	14,899.22	268,783.75	10,783.96	2,370.32	0	0	0
337	20-Aug-32	13,021.90	1,663.53	14,685.42	255,761.85	10,766.41	2,255.49	0	0	0
338	20-Sep-32	12,890.70	1,582.93	14,473.63	242,871.16	10,748.89	2,141.81	0	0	0
339	20-Oct-32	12,760.67	1,503.15	14,263.82	230,110.49	10,731.40	2,029.28	0	0	0
340	20-Nov-32	12,631.81	1,424.17	14,055.98	217,478.68	10,713.93	1,917.88	0	0	0
341	20-Dec-32	12,504.11	1,345.99	13,850.10	204,974.57	10,696.50	1,807.61	0	0	0
342	20-Jan-33	12,377.55	1,268.60	13,646.15	192,597.02	10,679.09	1,698.46	0	0	0
343	20-Feb-33	12,252.12	1,192.00	13,444.12	180,344.90	10,661.71	1,590.41	0	0	0
344	20-Mar-33	12,127.82	1,116.17	13,243.99	168,217.08	10,644.36	1,483.46	0	0	0
345	20-Apr-33	12,004.63	1,041.11	13,045.74	156,212.45	10,627.04	1,377.59	0	0	0
346	20-May-33	11,882.55	966.81	12,849.36	144,329.90	10,609.75	1,272.80	0	0	0
347	20-Jun-33	11,761.57	893.27	12,654.84	132,568.33	10,592.49	1,169.08	0	0	0
348	20-Jul-33	11,641.67	820.48	12,462.14	120,926.66	10,575.25	1,066.42	0	0	0
349	20-Aug-33	11,522.84	748.43	12,271.27	109,403.82	10,558.04	964.8	0	0	0
350	20-Sep-33	11,405.08	677.11	12,082.19	97,998.74	10,540.86	864.22	0	0	0
351	20-Oct-33	11,288.38	606.52	11,894.91	86,710.35	10,523.71	764.67	0	0	0
352	20-Nov-33	11,172.73	536.66	11,709.39	75,537.62	10,506.59	666.14	0	0	0
353	20-Dec-33	11,058.12	467.51	11,525.63	64,479.50	10,489.49	568.63	0	0	0
354	20-Jan-34	10,944.53	399.07	11,343.60	53,534.97	10,472.43	472.11	0	0	0
355	20-Feb-34	10,799.84	331.33	11,131.17	42,735.13	10,422.97	376.87	0	0	0
356	20-Mar-34	10,681.36	264.49	10,945.85	32,053.77	10,398.68	282.67	0	0	0
357	20-Apr-34	10,571.22	198.38	10,769.60	21,482.55	10,381.77	189.45	0	0	0
358	20-May-34	10,462.07	132.96	10,595.03	11,020.48	10,364.89	97.19	0	0	0
359	20-Jun-34	8,774.77	68.21	8,842.98	2,245.71	8,754.96	19.8	0	0	0
360	20-Jul-34	2,245.71	13.9	2,259.61	0	2,245.71	0	0	0	0

Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
17,874,062.99	0		11,043.87		11,097.90		
0	0	0	0	0	0	0	0
20,506.50	0	0	0	0	0	1.86	1.86
48,840.75	0	0	0	0	0	3.101	3.101
51,091.43	0	0	1,527.57	1,527.57	0	3.2439	3.14691
53,713.80	0	0	3,705.26	5,237.16	0	3.4104	3.17515
56,396.03	0	0	5,811.05	11,063.84	0	3.5807	3.21174
58,183.65	0	0	0	0	11,097.90	3.6942	4.39883
60,539.85	0	0	0	0	0	3.8438	3.8438
62,807.85	0	0	0	0	0	3.9878	3.9878
64,563.97	0	0	0	0	0	4.0993	4.0993
66,753.23	0	0	0	0	0	4.2383	4.2383
68,933.02	0	0	0	0	0	4.3767	4.3767
70,347.38	0	0	0	0	0	4.4665	4.4665
72,353.93	0	0	0	0	0	4.5939	4.5939
74,445.52	0	0	0	0	0	4.7267	4.7267
75,721.28	0	0	0	0	0	4.8077	4.8077
77,455.35	0	0	0	0	0	4.9178	4.9178
79,380.00	0	0	0	0	0	5.04	5.04
80,778.60	0	0	0	0	0	5.1288	5.1288
82,537.88	0	0	0	0	0	5.2405	5.2405
84,199.50	0	0	0	0	0	5.346	5.346
84,358.57	0	0	0	0	0	5.3561	5.3561
85,870.57	0	0	0	0	0	5.4521	5.4521
87,502.28	0	0	0	0	0	5.5557	5.5557
87,609.38	0	0	0	0	0	5.5625	5.5625
88,697.70	0	0	0	0	0	5.6316	5.6316
90,181.35	0	0	0	0	0	5.7258	5.7258
90,189.23	0	0	0	0	0	5.7263	5.7263
91,203.52	0	0	0	0	0	5.7907	5.7907

92,523.38	0	0	0	0	0	5.8745	5.8745
92,646.23	0	0	0	0	0	5.8823	5.8823
93,641.63	0	0	0	0	0	5.9455	5.9455
94,808.70	0	0	0	0	0	6.0196	6.0196
94,740.98	0	0	0	0	0	6.0153	6.0153
95,539.50	0	0	0	0	0	6.066	6.066
96,662.48	0	0	0	0	0	6.1373	6.1373
96,646.73	0	0	0	0	0	6.1363	6.1363
97,443.68	0	0	0	0	0	6.1869	6.1869
98,495.78	0	0	0	0	0	6.2537	6.2537
98,541.45	0	0	0	0	0	6.2566	6.2566
99,347.85	0	0	0	0	0	6.3078	6.3078
100,314.90	0	0	0	0	0	6.3692	6.3692
100,439.33	0	0	0	0	0	6.3771	6.3771
101,239.42	0	0	0	0	0	6.4279	6.4279
102,124.58	0	0	0	0	0	6.4841	6.4841
102,045.83	0	0	0	0	0	6.4791	6.4791
102,738.83	0	0	0	0	0	6.5231	6.5231
103,598.78	0	0	0	0	0	6.5777	6.5777
103,570.43	0	0	0	0	0	6.5759	6.5759
104,272.88	0	0	0	0	0	6.6205	6.6205
105,087.15	0	0	0	0	0	6.6722	6.6722
105,044.63	0	0	0	0	0	6.6695	6.6695
105,737.63	0	0	0	0	0	6.7135	6.7135
106,495.20	0	0	0	0	0	6.7616	6.7616
106,533.00	0	0	0	0	0	6.764	6.764
107,218.13	0	0	0	0	0	6.8075	6.8075
107,901.67	0	0	0	0	0	6.8509	6.8509
107,758.35	0	0	0	0	0	6.8418	6.8418
108,339.53	0	0	0	0	0	6.8787	6.8787
109,034.10	0	0	0	0	0	6.9228	6.9228
108,934.87	0	0	0	0	0	6.9165	6.9165
109,528.65	0	0	0	0	0	6.9542	6.9542
110,245.28	0	0	0	0	0	6.9997	6.9997
108,851.40	0	0	0	0	0	6.9112	6.9112
108,744.30	0	0	0	0	0	6.9044	6.9044
109,347.53	0	0	0	0	0	6.9427	6.9427
110,089.35	0	0	0	0	0	6.9898	6.9898

112,240.80	0	0	0	0	0	7.1264	7.1264
113,215.73	0	0	0	0	0	7.1883	7.1883
113,902.43	0	0	0	0	0	7.2319	7.2319
114,568.65	0	0	0	0	0	7.2742	7.2742
115,228.58	0	0	0	0	0	7.3161	7.3161
115,263.23	0	0	0	0	0	7.3183	7.3183
112,291.20	0	0	0	0	0	7.1296	7.1296
112,050.23	0	0	0	0	0	7.1143	7.1143
112,549.50	0	0	0	0	0	7.146	7.146
113,089.73	0	0	0	0	0	7.1803	7.1803
113,617.35	0	0	0	0	0	7.2138	7.2138
114,190.65	0	0	0	0	0	7.2502	7.2502
114,916.73	0	0	0	0	0	7.2963	7.2963
115,455.38	0	0	0	0	0	7.3305	7.3305
114,957.92	0	0	0	0	0	7.3652	7.3652
114,445.94	0	0	0	0	0	7.399	7.399
113,927.51	0	0	0	0	0	7.4324	7.4324
112,822.57	0	0	0	0	0	7.4272	7.4272
108,951.92	0	0	0	0	0	7.2376	7.2376
107,658.21	0	0	0	0	0	7.2167	7.2167
107,052.87	0	0	0	0	0	7.2414	7.2414
106,487.57	0	0	0	0	0	7.2687	7.2687
105,906.13	0	0	0	0	0	7.2948	7.2948
105,209.76	0	0	0	0	0	7.3128	7.3128
103,877.14	0	0	0	0	0	7.2859	7.2859
103,116.45	0	0	0	0	0	7.2984	7.2984
102,540.04	0	0	0	0	0	7.3237	7.3237
101,957.08	0	0	0	0	0	7.3484	7.3484
101,384.33	0	0	0	0	0	7.3737	7.3737
100,677.15	0	0	0	0	0	7.389	7.389
99,387.17	0	0	0	0	0	7.3608	7.3608
98,655.31	0	0	0	0	0	7.3732	7.3732
98,064.92	0	0	0	0	0	7.3959	7.3959
97,496.63	0	0	0	0	0	7.4201	7.4201
96,921.27	0	0	0	0	0	7.4436	7.4436
96,502.97	0	0	0	0	0	7.4791	7.4791
96,776.59	0	0	0	0	0	7.5687	7.5687
96,366.94	0	0	0	0	0	7.6054	7.6054

95,831.01	0	0	0	0	0	7.6321	7.6321
95,274.27	0	0	0	0	0	7.657	7.657
94,726.95	0	0	0	0	0	7.6825	7.6825
94,036.12	0	0	0	0	0	7.6961	7.6961
92,714.44	0	0	0	0	0	7.6572	7.6572
91,996.69	0	0	0	0	0	7.6673	7.6673
91,435.12	0	0	0	0	0	7.6901	7.6901
90,892.46	0	0	0	0	0	7.7143	7.7143
90,341.40	0	0	0	0	0	7.7376	7.7376
89,808.84	0	0	0	0	0	7.7623	7.7623
89,303.95	0	0	0	0	0	7.7892	7.7892
88,744.98	0	0	0	0	0	7.8112	7.8112
88,218.93	0	0	0	0	0	7.8359	7.8359
87,678.16	0	0	0	0	0	7.8591	7.8591
87,137.51	0	0	0	0	0	7.8821	7.8821
86,168.19	0	0	0	0	0	7.8658	7.8658
83,125.28	0	0	0	0	0	7.6631	7.6631
81,924.33	0	0	0	0	0	7.6328	7.6328
81,232.89	0	0	0	0	0	7.6491	7.6491
80,575.01	0	0	0	0	0	7.6682	7.6682
79,909.19	0	0	0	0	0	7.6862	7.6862
79,260.48	0	0	0	0	0	7.7055	7.7055
78,627.98	0	0	0	0	0	7.726	7.726
77,959.75	0	0	0	0	0	7.7426	7.7426
77,325.38	0	0	0	0	0	7.7622	7.7622
76,678.57	0	0	0	0	0	7.7802	7.7802
76,042.23	0	0	0	0	0	7.7989	7.7989
75,278.19	0	0	0	0	0	7.804	7.804
73,949.01	0	0	0	0	0	7.7492	7.7492
73,166.82	0	0	0	0	0	7.7504	7.7504
72,528.78	0	0	0	0	0	7.7663	7.7663
71,909.42	0	0	0	0	0	7.7838	7.7838
71,284.49	0	0	0	0	0	7.8003	7.8003
70,682.28	0	0	0	0	0	7.8189	7.8189
70,123.56	0	0	0	0	0	7.8419	7.8419
69,514.57	0	0	0	0	0	7.8589	7.8589
68,917.92	0	0	0	0	0	7.8769	7.8769
68,311.66	0	0	0	0	0	7.8934	7.8934

67,709.90	0	0	0	0	0	7.91	7.91
66,848.44	0	0	0	0	0	7.8955	7.8955
64,788.61	0	0	0	0	0	7.7369	7.7369
63,875.93	0	0	0	0	0	7.7126	7.7126
63,270.51	0	0	0	0	0	7.7245	7.7245
62,687.92	0	0	0	0	0	7.7387	7.7387
62,101.10	0	0	0	0	0	7.7519	7.7519
61,557.80	0	0	0	0	0	7.7701	7.7701
61,160.67	0	0	0	0	0	7.8065	7.8065
60,611.13	0	0	0	0	0	7.8232	7.8232
60,055.65	0	0	0	0	0	7.8387	7.8387
59,488.47	0	0	0	0	0	7.8522	7.8522
58,931.05	0	0	0	0	0	7.8665	7.8665
58,289.09	0	0	0	0	0	7.8689	7.8689
57,277.77	0	0	0	0	0	7.8201	7.8201
56,628.61	0	0	0	0	0	7.8194	7.8194
56,076.29	0	0	0	0	0	7.8314	7.8314
55,538.42	0	0	0	0	0	7.8449	7.8449
54,999.91	0	0	0	0	0	7.8578	7.8578
54,565.39	0	0	0	0	0	7.8852	7.8852
54,578.11	0	0	0	0	0	7.9776	7.9776
54,151.90	0	0	0	0	0	8.0063	8.0063
53,643.99	0	0	0	0	0	8.0226	8.0226
53,121.97	0	0	0	0	0	8.0363	8.0363
52,608.63	0	0	0	0	0	8.0508	8.0508
52,019.16	0	0	0	0	0	8.053	8.053
51,094.64	0	0	0	0	0	8.0019	8.0019
50,499.76	0	0	0	0	0	8.001	8.001
49,991.40	0	0	0	0	0	8.0131	8.0131
49,497.04	0	0	0	0	0	8.0269	8.0269
48,999.23	0	0	0	0	0	8.0396	8.0396
48,515.06	0	0	0	0	0	8.054	8.054
48,049.37	0	0	0	0	0	8.0709	8.0709
47,556.62	0	0	0	0	0	8.0827	8.0827
47,084.18	0	0	0	0	0	8.0974	8.0974
46,602.69	0	0	0	0	0	8.11	8.11
46,121.66	0	0	0	0	0	8.1221	8.1221
45,360.02	0	0	0	0	0	8.0836	8.0836

43,276.38	0	0	0	0	0	7.8052	7.8052
42,458.69	0	0	0	0	0	7.7505	7.7505
41,980.79	0	0	0	0	0	7.7564	7.7564
41,524.39	0	0	0	0	0	7.7656	7.7656
41,063.47	0	0	0	0	0	7.7733	7.7733
40,542.46	0	0	0	0	0	7.7688	7.7688
39,684.55	0	0	0	0	0	7.6981	7.6981
39,146.29	0	0	0	0	0	7.6876	7.6876
38,705.78	0	0	0	0	0	7.6954	7.6954
38,264.71	0	0	0	0	0	7.7024	7.7024
37,830.06	0	0	0	0	0	7.71	7.71
37,324.66	0	0	0	0	0	7.7023	7.7023
36,501.92	0	0	0	0	0	7.6273	7.6273
35,991.72	0	0	0	0	0	7.6157	7.6157
35,565.44	0	0	0	0	0	7.6209	7.6209
35,150.05	0	0	0	0	0	7.6277	7.6277
34,735.23	0	0	0	0	0	7.6339	7.6339
34,376.77	0	0	0	0	0	7.6519	7.6519
34,252.37	0	0	0	0	0	7.7221	7.7221
33,898.84	0	0	0	0	0	7.7408	7.7408
33,505.72	0	0	0	0	0	7.7499	7.7499
33,105.31	0	0	0	0	0	7.7566	7.7566
32,711.04	0	0	0	0	0	7.764	7.764
32,271.62	0	0	0	0	0	7.7598	7.7598
31,630.76	0	0	0	0	0	7.7055	7.7055
31,190.61	0	0	0	0	0	7.6984	7.6984
30,804.95	0	0	0	0	0	7.7038	7.7038
30,428.37	0	0	0	0	0	7.7107	7.7107
30,052.45	0	0	0	0	0	7.717	7.717
29,736.82	0	0	0	0	0	7.7382	7.7382
29,675.84	0	0	0	0	0	7.826	7.826
29,366.03	0	0	0	0	0	7.8486	7.8486
29,009.24	0	0	0	0	0	7.8581	7.8581
28,645.63	0	0	0	0	0	7.865	7.865
28,287.77	0	0	0	0	0	7.8727	7.8727
27,893.36	0	0	0	0	0	7.8693	7.8693
27,337.36	0	0	0	0	0	7.8186	7.8186
26,943.71	0	0	0	0	0	7.8126	7.8126

26,593.83	0	0	0	0	0	7.8183	7.8183
26,251.83	0	0	0	0	0	7.8255	7.8255
25,910.55	0	0	0	0	0	7.8321	7.8321
25,617.01	0	0	0	0	0	7.8525	7.8525
25,523.61	0	0	0	0	0	7.9345	7.9345
25,234.52	0	0	0	0	0	7.956	7.956
25,660.40	0	0	0	0	0	8.2057	8.2057
25,319.24	0	0	0	0	0	8.2127	8.2127
24,982.91	0	0	0	0	0	8.2204	8.2204
24,602.78	0	0	0	0	0	8.2126	8.2126
24,022.37	0	0	0	0	0	8.1357	8.1357
23,641.02	0	0	0	0	0	8.1239	8.1239
23,312.87	0	0	0	0	0	8.1292	8.1292
22,992.52	0	0	0	0	0	8.1363	8.1363
22,671.37	0	0	0	0	0	8.1422	8.1422
22,341.59	0	0	0	0	0	8.144	8.144
21,945.21	0	0	0	0	0	8.1201	8.1201
21,613.41	0	0	0	0	0	8.1186	8.1186
21,307.02	0	0	0	0	0	8.1256	8.1256
20,999.45	0	0	0	0	0	8.1312	8.1312
20,693.66	0	0	0	0	0	8.1365	8.1365
20,287.71	0	0	0	0	0	8.1008	8.1008
19,414.48	0	0	0	0	0	7.8737	7.8737
18,997.45	0	0	0	0	0	7.8264	7.8264
18,702.68	0	0	0	0	0	7.8276	7.8276
18,416.94	0	0	0	0	0	7.8315	7.8315
18,130.19	0	0	0	0	0	7.8339	7.8339
17,815.93	0	0	0	0	0	7.8231	7.8231
17,347.38	0	0	0	0	0	7.7421	7.7421
17,028.52	0	0	0	0	0	7.7252	7.7252
16,757.31	0	0	0	0	0	7.7285	7.7285
16,485.50	0	0	0	0	0	7.7304	7.7304
16,216.36	0	0	0	0	0	7.7324	7.7324
15,889.85	0	0	0	0	0	7.7054	7.7054
15,291.57	0	0	0	0	0	7.5425	7.5425
14,960.42	0	0	0	0	0	7.5069	7.5069
14,701.92	0	0	0	0	0	7.5059	7.5059
14,449.98	0	0	0	0	0	7.507	7.507

14,198.69	0	0	0	0	0	7.5072	7.5072
13,955.54	0	0	0	0	0	7.5105	7.5105
13,732.01	0	0	0	0	0	7.5234	7.5234
13,490.30	0	0	0	0	0	7.5253	7.5253
13,251.51	0	0	0	0	0	7.5276	7.5276
13,011.45	0	0	0	0	0	7.5279	7.5279
12,774.17	0	0	0	0	0	7.5285	7.5285
12,508.00	0	0	0	0	0	7.5104	7.5104
12,104.66	0	0	0	0	0	7.4065	7.4065
11,839.21	0	0	0	0	0	7.3833	7.3833
11,611.35	0	0	0	0	0	7.3817	7.3817
11,388.38	0	0	0	0	0	7.3818	7.3818
11,166.80	0	0	0	0	0	7.3814	7.3814
10,961.63	0	0	0	0	0	7.3906	7.3906
10,819.77	0	0	0	0	0	7.4422	7.4422
10,617.51	0	0	0	0	0	7.452	7.452
10,405.77	0	0	0	0	0	7.4539	7.4539
10,193.12	0	0	0	0	0	7.4537	7.4537
9,983.07	0	0	0	0	0	7.4539	7.4539
9,756.31	0	0	0	0	0	7.4398	7.4398
9,449.36	0	0	0	0	0	7.3612	7.3612
9,224.90	0	0	0	0	0	7.3433	7.3433
9,023.40	0	0	0	0	0	7.3417	7.3417
8,825.63	0	0	0	0	0	7.3415	7.3415
8,629.21	0	0	0	0	0	7.3408	7.3408
8,444.51	0	0	0	0	0	7.3486	7.3486
8,302.92	0	0	0	0	0	7.3934	7.3934
8,121.33	0	0	0	0	0	7.4021	7.4021
7,933.03	0	0	0	0	0	7.4032	7.4032
7,744.75	0	0	0	0	0	7.4026	7.4026
7,558.95	0	0	0	0	0	7.4026	7.4026
7,366.32	0	0	0	0	0	7.3939	7.3939
7,140.08	0	0	0	0	0	7.3484	7.3484
6,950.88	0	0	0	0	0	7.3378	7.3378
6,772.54	0	0	0	0	0	7.3365	7.3365
6,597.01	0	0	0	0	0	7.3363	7.3363
6,422.95	0	0	0	0	0	7.3358	7.3358
6,261.98	0	0	0	0	0	7.3486	7.3486

6,152.80	0	0	0	0	0	7.4224	7.4224
5,994.17	0	0	0	0	0	7.4369	7.4369
5,826.78	0	0	0	0	0	7.4389	7.4389
5,659.23	0	0	0	0	0	7.4386	7.4386
5,493.64	0	0	0	0	0	7.4387	7.4387
5,321.17	0	0	0	0	0	7.4269	7.4269
5,172.70	0	0	0	0	0	7.4269	7.4269
5,057.44	0	0	0	0	0	7.4269	7.4269
4,943.31	0	0	0	0	0	7.4269	7.4269
4,830.28	0	0	0	0	0	7.4269	7.4269
4,718.36	0	0	0	0	0	7.4269	7.4269
4,607.53	0	0	0	0	0	7.4269	7.4269
4,497.78	0	0	0	0	0	7.4269	7.4269
4,389.10	0	0	0	0	0	7.4269	7.4269
4,281.48	0	0	0	0	0	7.4269	7.4269
4,174.92	0	0	0	0	0	7.4269	7.4269
4,069.40	0	0	0	0	0	7.4269	7.4269
3,964.92	0	0	0	0	0	7.4269	7.4269
3,861.47	0	0	0	0	0	7.4269	7.4269
3,759.03	0	0	0	0	0	7.4269	7.4269
3,657.59	0	0	0	0	0	7.4269	7.4269
3,557.16	0	0	0	0	0	7.4269	7.4269
3,457.71	0	0	0	0	0	7.4269	7.4269
3,359.25	0	0	0	0	0	7.4269	7.4269
3,261.75	0	0	0	0	0	7.4269	7.4269
3,165.22	0	0	0	0	0	7.4269	7.4269
3,069.65	0	0	0	0	0	7.4269	7.4269
2,975.02	0	0	0	0	0	7.4269	7.4269
2,881.33	0	0	0	0	0	7.4269	7.4269
2,788.56	0	0	0	0	0	7.4269	7.4269
2,696.72	0	0	0	0	0	7.4269	7.4269
2,605.79	0	0	0	0	0	7.4269	7.4269
2,515.77	0	0	0	0	0	7.4269	7.4269
2,426.64	0	0	0	0	0	7.4269	7.4269
2,338.40	0	0	0	0	0	7.4269	7.4269
2,251.04	0	0	0	0	0	7.4269	7.4269
2,164.55	0	0	0	0	0	7.4269	7.4269
2,078.93	0	0	0	0	0	7.4269	7.4269

1,994.17	0	0	0	0	0	7.4269	7.4269
1,910.25	0	0	0	0	0	7.4269	7.4269
1,827.18	0	0	0	0	0	7.4269	7.4269
1,744.94	0	0	0	0	0	7.4269	7.4269
1,663.53	0	0	0	0	0	7.4269	7.4269
1,582.93	0	0	0	0	0	7.4269	7.4269
1,503.15	0	0	0	0	0	7.4269	7.4269
1,424.17	0	0	0	0	0	7.4269	7.4269
1,345.99	0	0	0	0	0	7.4269	7.4269
1,268.60	0	0	0	0	0	7.4269	7.4269
1,192.00	0	0	0	0	0	7.4269	7.4269
1,116.17	0	0	0	0	0	7.4269	7.4269
1,041.11	0	0	0	0	0	7.4269	7.4269
966.81	0	0	0	0	0	7.4269	7.4269
893.27	0	0	0	0	0	7.4269	7.4269
820.48	0	0	0	0	0	7.4269	7.4269
748.43	0	0	0	0	0	7.4269	7.4269
677.11	0	0	0	0	0	7.4269	7.4269
606.52	0	0	0	0	0	7.4269	7.4269
536.66	0	0	0	0	0	7.4269	7.4269
467.51	0	0	0	0	0	7.4269	7.4269
399.07	0	0	0	0	0	7.4269	7.4269
331.33	0	0	0	0	0	7.4269	7.4269
264.49	0	0	0	0	0	7.4269	7.4269
198.38	0	0	0	0	0	7.4269	7.4269
132.96	0	0	0	0	0	7.4269	7.4269
68.21	0	0	0	0	0	7.4269	7.4269
13.9	0	0	0	0	0	7.4269	7.4269